

The View Forward

2025 Annual Report

MAA is an S&P 500 company and real estate investment trust (REIT) that develops, redevelops, acquires and manages apartment communities primarily throughout the Southeast, Southwest and Mid-Atlantic regions of the United States.

At MAA, we are committed to delivering exceptional service and value for our residents, associates, shareholders and the local communities in which we operate and are guided by our "Brighter View" mission statement that emphasizes respect for each individual, open communication, embracing opportunities and doing the right thing at the right time for the right reason.

302
Communities

16
States + D.C.

105K
Apartment Homes
(Includes development units not yet delivered)



Uniquely Positioned in High Growth Markets

- ● Multifamily Market
- ▲ Multifamily Development Underway
- ◉ Multifamily Market and Regional Office
- ✳ Multifamily Market and Corporate Headquarters

MAA Milepost 35, Denver, CO



A. Bradley Hill | President and Chief Executive Officer

To My Fellow Shareholders

MAA delivered solid performance in 2025 while navigating one of the most challenging multi-year supply environments the apartment industry has experienced in decades. The elevated levels of new supply we've seen are, in large part, a result of extraordinarily low interest rates coming out of COVID, which resulted in roughly five years' worth of new apartment deliveries occurring in just the last three years. As we've returned to a higher interest rate environment, financing costs have increased and new construction starts have slowed meaningfully and remained well below the long-term average level for the past three years. As new construction deliveries continue to decline and then remain low, this supports a stronger supply-demand dynamic. Demand for apartments in our region has remained resilient with strong absorption leading to improving market-level occupancies. While the elevated levels of new apartment deliveries pressured new lease rates in 2025, our uniquely diversified portfolio combined with the strength of our operating platform and the commitment of our associates allowed us to deliver consistent revenue performance coupled with controlled expense pressure, positioning the company well to capture improved performance in 2026 and beyond.

While new construction deliveries remained a headwind throughout much of 2025, the broader operating environment began to stabilize later in the year. Occupancy remained strong, resident retention reached record levels, and combined rents paid by both renewing and new residents as compared to the prior lease improved year-over-year in all four quarters of 2025. These trends, combined with strong collections and improved affordability for our residents, reinforce the durability of our revenue profile and the long-term demand for apartment housing across our Sunbelt-focused portfolio.

A Portfolio Positioned for Recovery and Growth

MAA's distinctive footprint across high-growth markets, diversified across both large and mid-tier markets and appealing to a broad segment of the

32
Years Public

2.5ᴋ
Associates

$22ʙ
Total Market Capitalization
(See page 6)

S&P 500
Member Company

renter market, remains a defining advantage. Our markets continue to demonstrate stable job growth, positive in-migration and population growth, strong wage growth, and favorable demographic trends — trends that continue to outperform markets outside our footprint. At the same time, new apartment deliveries are decelerating sharply, and new starts have remained well below historical levels for nearly three years. As these dynamics persist, the supply-demand balance across our markets should improve meaningfully, setting up what we expect to be a multi-year recovery cycle.

We maintained a disciplined approach to capital allocation throughout 2025, remaining active in redevelopment and repositioning initiatives that enhance the competitiveness of our communities and generate attractive returns on invested capital. These programs are producing strong results, with upgraded homes leasing faster and achieving meaningful rent premiums, even in a competitive environment.

Leveraging more than 30 years of operating experience in our Sunbelt markets with longstanding relationships across the region, we are opportunistically expanding our development pipeline to deliver accretive growth. Supported by a history of higher NOI growth from our developments, our new starts are expected to meaningfully contribute to compounding future earnings growth.

A Differentiated Operating Platform

MAA's operating platform is designed to perform through cycles, and 2025 once again demonstrated its strength. High resident satisfaction, reflected in sector-leading Google scores, contributed to record retention levels and strong renewal performance. Our focus on service, combined with ongoing investments in technology and process improvement, continues to enhance the resident experience while driving greater efficiency across our operations.



"The supply-demand balance across our markets should improve meaningfully, setting up what we expect to be a multi-year recovery cycle."

MAA Val Vista, Phoenix, AZ







MAA Breakwater, Tampa, FL

4.7
out of 5
★ ★ ★ ★ ★
Google Star Rating[1]
[1] For full year 2025

We are in the early stages of a multi-year effort to ReiMAAgine how our people, processes, and technology converge across the organization — aligning roles with strengths, simplifying processes, centralizing support, and using technology all focused on further differentiating our platform capabilities to improve the experience for our prospects and residents with our individual properties and company. This work is intentional, disciplined, and grounded in our culture, and we believe it will strengthen our foundation and position MAA with one of the strongest, most sophisticated and scalable operating platforms in the industry.

Financial Strength and Balance Sheet Discipline

MAA ended 2025 with one of the strongest balance sheets in the apartment REIT sector. Our conservative leverage profile, high percentage of fixed-rate debt, and ample liquidity provide flexibility to invest through the current cycle and remain opportunistic as conditions improve. This financial strength supports our ability to invest in our platform capabilities to expand our margins, to fund accretive new developments, to renovate our units, to pursue selective acquisitions, and to prioritize long-term TSR performance, including returning significant capital to our shareholders through a well-covered and growing dividend.

Our long track record of disciplined financial management, across multiple economic and real estate cycles, culminating in strong shareholder returns in the up part of the cycle and outperformance in tougher parts of the cycle, continues to be a cornerstone of our strategy. We believe this discipline will be increasingly important as opportunities emerge in a recovering operating environment.

Our People and Culture

MAA's success ultimately lies with our people. Our associates across the organization consistently demonstrate professionalism, dedication, and a genuine commitment to serving our residents, communities, and each other.







MAA Breakwater, Tampa, FL

Their efforts drive our operating results, strengthen our reputation, and reinforce the culture that differentiates MAA.

Beyond our day-to-day work, our commitment to community impact remains strong. Through commitments such as our Open Arms Foundation and associate-led volunteer efforts like our MAAke a Difference Day, MAA continues to support individuals, families, and our communities in meaningful ways. These efforts reflect our belief that long-term success is built not only on financial performance, but also on living our values.

Looking Ahead

As we move into 2026, we are encouraged by the improving fundamentals across our markets. With new construction deliveries easing, demand remaining healthy, and our portfolio well positioned, we believe MAA is entering the next phase of the cycle in a position of strength. Our focus, strategy, operating platform, and balance sheet give us confidence in our ability to deliver durable, long-term value for our residents and shareholders and we are excited for the coming recovery.

We appreciate the trust you place in MAA and thank you for your continued support.

Sincerely,

A. Bradley Hill

President and Chief Executive Officer

"With new construction deliveries easing, demand remaining healthy, and our portfolio well positioned, we believe MAA is entering the next phase of the cycle in a position of strength."





$6.43	$7.01	$8.50	$9.17	$8.88	$8.74
2020	2021	2022	2023	2024	2025

Core FFO per Share[1, 2]

5-Year Compounded Annual Growth Rate | 6.3%

[1] Core Funds from Operations (FFO) per Share include diluted common shares and units.
[2] For a reconciliation of Net income available for MAA common shareholders to Core FFO, see page 33 of the accompanying Annual Report on Form 10-K.

5.5%	4.9%	4.8%	8.0%	4.2%	5.8%	9.3%	7.4%	7.7%	9.7%	7.6%	6.6%
5 YR			10 YR			15 YR			20 YR		

Annual Compounded Total Shareholder Returns

At 12/31/2025 | SOURCE: FactSet Research Systems

■ MAA   ■ Peer Avg[1]   ■ Dow Jones Equity All REIT Index

[1] MAA excluded from average. Peers: AVB, CPT, EQR, ESS, and UDR included in average.



| 1994 | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | 2025 |
| $1.21 | $2.00 | $2.04 | $2.14 | $2.20 | $2.30 | $2.32 | $2.34 | $2.34 | $2.34 | $2.34 | $2.35 | $2.38 | $2.42 | $2.46 | $2.46 | $2.46 | $2.51 | $2.64 | $2.78 | $2.92 | $3.08 | $3.28 | $3.48 | $3.69 | $3.84 | $4.00 | $4.10 | $4.68 | $5.60 | $5.88 | $6.06 |

A Solid Record of Growth and Stability | Never Suspended or Reduced

Annual Cash Dividends Paid to Common Shareholders at 12/31/2025

Balance Sheet Strength Supports Opportunities Ahead

A-
Stable

Standard & Poor's
Ratings Services[1]

A3
Stable

Moody's Investors
Service[2]

A-
Stable

Fitch Ratings[1]

Credit Ratings

[1] Corporate credit rating assigned to MAA and MAALP (the operating partnership of MAA)
[2] Corporate credit rating assigned to MAALP



0.2% Preferred Stock

1.6% Secured Debt

22.8% Unsecured Debt

$16.6B Common Equity

75.4% Common Equity

$5.4B Total Debt + Preferred

24.7%
Debt + Preferred/Total Capitalization

Total Capitalization[1]

At 12/31/2025

[1] Common shares and units outstanding multiplied by the closing stock price on 12/31/2025, plus total debt outstanding at 12/31/2025, plus Preferred stock ($50 redeemable stock price multiplied by total shares outstanding).

4.3x
MAA

4.8x
Peer Average

Net Debt/Adjusted EBITDAre[1,2]

[1] Adjusted EBITDAre represents trailing twelve-month period ended December 31, 2025. Peer Average includes multifamily peers AVB, CPT, EQR, ESS and UDR. From company fourth quarter 2025 filings.
[2] For a reconciliation of Unsecured notes payable and Secured notes payable to Net Debt and a reconciliation of Net income to Adjusted EBITDAre, see pages 34 and 35 of the accompanying Annual Report on Form 10-K.





The View Forward

2025 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-12762 (Mid-America Apartment Communities, Inc.)
Commission File Number 333-190028-01 (Mid-America Apartments, L.P.)

MID-AMERICA APARTMENT COMMUNITIES, INC.
MID-AMERICA APARTMENTS, L.P.
(Exact name of registrant as specified in its charter)

Tennessee (Mid-America Apartment Communities, Inc.)	**62-1543819**
Tennessee (Mid-America Apartments, L.P.)	**62-1543816**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

6815 Poplar Avenue, Suite 500, Germantown, Tennessee, 38138
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(901) 682-6600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share (Mid-America Apartment Communities, Inc.)	MAA	New York Stock Exchange
8.50% Series I Cumulative Redeemable Preferred Stock, $.01 par value per share (Mid-America Apartment Communities, Inc.)	MAA*I	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Mid-America Apartment Communities, Inc.   Yes ☒   No ☐
Mid-America Apartments, L.P.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Mid-America Apartment Communities, Inc.   Yes ☐   No ☒
Mid-America Apartments, L.P.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Mid-America Apartment Communities, Inc.   Yes ☒   No ☐
Mid-America Apartments, L.P.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Mid-America Apartment Communities, Inc.   Yes ☒   No ☐
Mid-America Apartments, L.P.   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Mid-America Apartment Communities, Inc.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

Mid-America Apartments, L.P.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Mid-America Apartment Communities, Inc. ☒
Mid-America Apartments, L.P. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Mid-America Apartment Communities, Inc. ☐
Mid-America Apartments, L.P. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
Mid-America Apartment Communities, Inc. ☐
Mid-America Apartments, L.P. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Mid-America Apartment Communities, Inc.   Yes ☐   No ☒
Mid-America Apartments, L.P.   Yes ☐   No ☒

The aggregate market value of the 80,567,299 shares of common stock of Mid-America Apartment Communities, Inc. held by non-affiliates was approximately $11.9 billion based on the closing price of $148.01 as reported on the New York Stock Exchange on June 30, 2025. This calculation excludes shares of common stock held by the registrant's officers and directors and each person known by the registrant to beneficially own more than 5% of the registrant's outstanding shares, as such persons may be deemed to be affiliates. This determination of affiliate status should not be deemed conclusive for any other purpose. As of February 3, 2026, there were 116,901,020 shares of Mid-America Apartment Communities, Inc. common stock outstanding.

There is no public trading market for the partnership units of Mid-America Apartments, L.P. As a result, an aggregate market value of the partnership units of Mid-America Apartments, L.P. cannot be determined.

Documents Incorporated by Reference

Portions of the proxy statement for the annual shareholders meeting of Mid-America Apartment Communities, Inc. to be held on May 19, 2026 are incorporated by reference into Part III of this report. We expect to file our proxy statement within 120 days after December 31, 2025.

MID-AMERICA APARTMENT COMMUNITIES, INC.
MID-AMERICA APARTMENTS, L.P.

TABLE OF CONTENTS

Explanatory Note

This report combines the Annual Reports on Form 10-K for the year ended December 31, 2025 of Mid-America Apartment Communities, Inc., a Tennessee corporation, and Mid-America Apartments, L.P., a Tennessee limited partnership, of which Mid-America Apartment Communities, Inc. is the sole general partner. Mid-America Apartment Communities, Inc. and its 97.5% owned subsidiary, Mid-America Apartments, L.P., are both required to file annual reports under the Securities Exchange Act of 1934, as amended.

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "MAA" refer only to Mid-America Apartment Communities, Inc., and not any of its consolidated subsidiaries. Unless the context otherwise requires, all references in this report to "we," "us," "our," or the "Company" refer collectively to Mid-America Apartment Communities, Inc., together with its consolidated subsidiaries, including Mid-America Apartments, L.P. Unless the context otherwise requires, all references in this report to the "Operating Partnership" or "MAALP" refer to Mid-America Apartments, L.P. together with its consolidated subsidiaries. "Common stock" refers to the common stock of MAA, "preferred stock" refers to the preferred stock of MAA, and "shareholders" refers to the holders of shares of MAA's common stock or preferred stock, as applicable. The common units of limited partnership interest in the Operating Partnership are referred to as "OP Units" and the holders of the OP Units are referred to as "common unitholders."

As of December 31, 2025, MAA owned 116,878,077 OP Units (97.5% of the total number of OP Units). MAA conducts substantially all of its business and holds substantially all of its assets, directly or indirectly, through the Operating Partnership, and by virtue of its ownership of the OP Units and being the Operating Partnership's sole general partner, MAA has the ability to control all of the day-to-day operations of the Operating Partnership.

We believe combining the Annual Reports on Form 10-K of MAA and the Operating Partnership, including the notes to the consolidated financial statements, into this report results in the following benefits:

- enhances investors' understanding of MAA and the Operating Partnership by enabling investors to view the business as a whole in the same manner that management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure in this report applies to both MAA and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. Management operates MAA and the Operating Partnership as one business. The management of the Company is comprised of individuals who are officers of MAA and employees of the Operating Partnership. We believe it is important to understand the few differences between MAA and the Operating Partnership in the context of how MAA and the Operating Partnership operate as a consolidated company. MAA and the Operating Partnership are structured as an umbrella partnership REIT, or UPREIT. MAA's interest in the Operating Partnership entitles MAA to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to MAA's percentage interest therein and entitles MAA to vote on substantially all matters requiring a vote of the partners. MAA's only material asset is its ownership of limited partnership interests in the Operating Partnership (other than cash held by MAA from time to time); therefore, MAA's primary function is acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing certain debt of the Operating Partnership from time to time. The Operating Partnership holds, directly or indirectly, all of the Company's real estate assets. Except for net proceeds from public equity issuances by MAA, which are contributed to the Operating Partnership in exchange for limited partnership interests, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, direct or indirect incurrence of indebtedness and issuance of OP Units.

The presentation of MAA's shareholders' equity and the Operating Partnership's capital are the principal areas of difference between the consolidated financial statements of MAA and those of the Operating Partnership. MAA's shareholders' equity may include shares of preferred stock, shares of common stock, additional paid-in capital, cumulative earnings, cumulative distributions, noncontrolling interests, treasury shares, accumulated other comprehensive income or loss and redeemable common stock. The Operating Partnership's capital may include common capital and preferred capital of the general partner (MAA), limited partners' common capital and preferred capital, noncontrolling interests, accumulated other comprehensive income or loss and redeemable common units. Holders of OP Units (other than MAA) may require the Operating Partnership to redeem their OP Units from time to time, in which case the Operating Partnership may, at its option, pay the redemption price either in cash (in an amount per OP Unit equal, in general, to the average closing price of MAA's common stock on the New York Stock Exchange, or NYSE, over a specified period prior to the redemption date) or by delivering one share of MAA's common stock (subject to adjustment under specified circumstances) for each OP Unit so redeemed.

In order to highlight the material differences between MAA and the Operating Partnership, this Annual Report on Form 10-K includes sections that separately present and discuss areas that are materially different between MAA and the Operating Partnership, including:

- the consolidated financial statements in Item 8 of this report;
- certain accompanying notes to the consolidated financial statements, including Note 2 - Earnings per Common Share of MAA and Note 3 - Earnings per OP Unit of MAALP; and Note 8 - Shareholders' Equity of MAA and Note 9 - Partners' Capital of MAALP;
- the controls and procedures in Item 9A of this report; and
- the certifications included as Exhibits 31 and 32 to this report.

In the sections that combine disclosures for MAA and the Operating Partnership, this Annual Report on Form 10-K refers to actions or holdings as being actions or holdings of the Company. Although the Operating Partnership (directly or indirectly through one of its subsidiaries) is generally the entity that enters into contracts, holds assets and issues debt, management believes this presentation is appropriate for the reasons set forth above and because we operate the business through the Operating Partnership. MAA, the Operating Partnership and its subsidiaries operate as one consolidated business, but MAA, the Operating Partnership and each of its subsidiaries are separate, distinct legal entities.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not discuss historical fact, but instead are statements related to expectations, projections, intentions, assumptions and beliefs regarding the future. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "forecasts," "projects," "assumes," "will," "may," "could," "should," "budget," "target," "outlook," "proforma," "opportunity," "guidance" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding expected operating performance and results, property stabilizations, property acquisition and disposition activity, joint venture activity, development and renovation activity and other capital expenditures, and capital raising and financing activity, as well as lease pricing, revenue and expense growth, occupancy, interest rate and other economic expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, as described below, which may cause our actual results, performance, achievements or outcomes to be materially different from the future results, performance, achievements or outcomes expressed or implied by such forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such statements should not be regarded as a representation by us or any other person that the results, performance, achievements or outcomes described in such statements will be achieved.

The following factors, among others, could cause our actual results, performance, achievements or outcomes to differ materially from those expressed or implied in the forward-looking statements:
- adverse effects on occupancy levels and rental revenues due to unfavorable market and economic conditions;
- exposure to risks inherent in investments in a single industry and sector;
- adverse changes in real estate markets, including the extent of future demand for multifamily units in our significant markets, barriers of entry into new markets which we may seek to enter in the future, limitations on our ability to increase or collect rental rates, competition, our ability to identify and consummate attractive acquisitions or development projects on favorable terms, our ability to consummate any planned dispositions in a timely manner on acceptable terms, and our ability to reinvest sale proceeds in a manner that generates favorable returns;
- failure of development communities to be completed within budget and on a timely basis, if at all, to lease-up as anticipated or to achieve anticipated results;
- unexpected capital needs;
- material changes in operating costs, including real estate taxes, utilities and insurance costs, due to inflation and other factors;
- inability to obtain appropriate insurance coverage at reasonable rates, or at all, losses due to uninsured risks, deductibles and self-insured retentions, or losses from catastrophes in excess of coverage limits;
- ability to obtain financing at favorable rates, if at all, or refinance existing debt as it matures;
- level and volatility of interest or capitalization rates or capital market conditions;
- the effect of any rating agency actions on the cost and availability of new debt financing;
- the impact of adverse developments affecting the U.S. or global banking industry, including bank failures and liquidity concerns, which could cause continued or worsening economic and market volatility, and regulatory responses thereto;

- significant change in the mortgage financing market or other factors that would cause single-family housing or other alternative housing options, either as an owned or rental product, to become a more significant competitive product;
- ability to continue to satisfy complex rules in order to maintain our status as a REIT for federal income tax purposes, the ability of the Operating Partnership to satisfy the rules to maintain its status as a partnership for federal income tax purposes, the ability of our taxable REIT subsidiaries to maintain their status as such for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- inability to attract and retain qualified personnel;
- cyber liability or potential liability for breaches of our or our service providers' information technology systems, or business operations disruptions;
- potential liability for environmental contamination;
- changes in the legal requirements we are subject to, or the imposition of new legal requirements, that adversely affect our operations;
- extreme weather and natural disasters;
- disease outbreaks and other public health events and measures that are taken by federal, state and local governmental authorities in response to such outbreaks and events;
- impact of climate change on our properties or operations;
- legal proceedings or class action lawsuits;
- impact of reputational harm caused by negative press or social media postings of our actions or policies, whether or not warranted;
- compliance costs associated with numerous federal, state and local laws and regulations; and
- other risks identified in this Annual Report on Form 10-K, including under the caption "Risk Factors," and in other reports we file with the Securities and Exchange Commission, or the SEC, or in other documents that we publicly disseminate.

Except as required by law, we undertake no obligation to publicly update or revise forward-looking statements contained in this Annual Report on Form 10-K to reflect events, circumstances or changes in expectations after the date on which this Annual Report on Form 10-K is filed.

PART I

Item 1. Business.

Overview

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. We own, operate, acquire and selectively develop apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. As of December 31, 2025, we maintained full or partial ownership of apartment communities, including communities currently in development, across 16 states and the District of Columbia, summarized as follows:

Multifamily	Communities [1]	Units
Consolidated	301 [2]	102,814 [3]
Unconsolidated	1	269
Total	**302**	**103,083**

[1] As of December 31, 2025, 35 of the Company's apartment communities included retail components.
[2] Number of communities includes eight communities under development as of December 31, 2025. One of these developments is a phase II expansion of an existing apartment community.
[3] Number of units excludes development units not yet delivered as of December 31, 2025.

Our business is conducted principally through the Operating Partnership. MAA is the sole general partner of the Operating Partnership, holding 116,878,077 OP Units, comprising a 97.5% partnership interest in the Operating Partnership as of December 31, 2025. MAA and MAALP were formed in Tennessee in 1993.

Business Objectives

Our primary business objectives are to generate a sustainable, stable and increasing cash flow that will fund our dividends and distributions through all parts of the real estate investment cycle. To achieve these objectives, we intend to continue to pursue the following goals and strategies:

- create value for our shareholders, residents, associates and the communities in which our properties are located;
- effectively operate our existing properties with an intense property and asset management focus;
- utilize technology to provide services desired by our residents and create efficiencies and performance advantages in our operations;
- take an opportunistic approach to buying, developing, selling and renovating apartment communities;
- diversify our portfolio across markets, submarkets, product type (i.e., garden style, mid-rise, and high-rise) and price points to minimize operating performance volatility;
- offer attractive work environments, compensation and incentive packages and career development opportunities to attract and retain required talent; and
- actively manage our balance sheet and capital structure.

Operations

Our goal is to generate return on investment collectively and in each apartment community by increasing revenues, controlling operating expenses, maintaining high occupancy levels and reinvesting in the income producing capacity of each apartment community as appropriate. The steps taken to meet these objectives include:

- providing quality housing, exceptional service and a high-quality resident experience;
- delivering management information and improved customer services through technology innovations;
- implementing programs to control expenses through investment in cost-saving initiatives;
- analyzing individual asset productivity performances to identify best practices and improvement areas;
- maintaining the physical condition of each property through ongoing capital investments;
- improving the "curb appeal," amenities and common areas of the apartment communities through environmentally-thoughtful landscaping and exterior improvements, and repositioning apartment communities from time to time to enhance or maintain market positions;
- effectively utilizing search engine optimization, internet leasing solutions and other internet tools to generate leasing traffic;
- managing lease expirations to align with peak leasing traffic patterns and to maximize productivity of property staffing; and
- allocating additional capital, including capital for selective interior and exterior improvements.

We believe in leveraging the strength of our enterprise as a foundation for our operating structure, which capitalizes on local management with specific market knowledge and accountability. Senior management, along with certain centralized asset management functions, are proactively involved in supporting and optimizing property operations and reviewing property management performance through extensive reporting processes and on-site visits. Our significant platform allows us to take advantage of technology that makes information sharing easier on a real-time basis, allows for operating efficiencies and continued expense control, and provides for various expanded revenue management practices to improve the support provided to on-site property operations.

Investment in technology continues to drive operating efficiencies in our business and helps us to better meet the changing needs of our residents. Our residents have the ability to conduct business with us 24 hours a day, seven days a week and complete online leasing applications, leases and renewals through our web-based resident portal. Interacting with our residents through such technology has allowed us to improve resident satisfaction ratings and increase the efficiency of our operating teams. We continue to invest in technology to enable potential residents to examine their future homes both online (virtual touring) or by self-guided tour (self-touring) in addition to the more traditional guided tour.

Acquisitions and Development

Our external growth strategy is to acquire existing apartment communities, utilize our internal development team to develop our own apartment communities and partner with select developers to develop apartment communities that we will own completely after stabilization, which we refer to as a pre-purchase transaction. Acquisitions and development, along with dispositions, help us achieve and maintain our desired product mix, geographic diversification and asset allocation. Portfolio growth allows for maximizing the efficiency of the existing management and overhead structure. We have extensive experience in the acquisition and development of apartment communities. We will continue to evaluate opportunities that arise, and we will utilize this strategy to increase our number of apartment communities in strong and growing markets.

We acquired the following properties during the year ended December 31, 2025:

Multifamily Acquisition	Market	Units	Date Acquired
MAA ONE28	Kansas City, MO-KS	318	August 2025

Land Acquisitions	Market	Acres	Date Acquired
MAA Point Hope [1]	Charleston, SC	18.7	June 2025
MAA ONE28 II	Kansas City, MO-KS	0.9	October 2025
MAA One Scottsdale	Phoenix, AZ	3.2	October 2025

[1] Represents a pre-purchase multifamily development. We own 95% of the joint venture that owns this property. Construction of this development commenced in the second quarter of 2025.

Development activities may be conducted through wholly-owned entities or through joint ventures with our pre-purchase transaction partners. Typically, fixed price construction contracts are signed with unrelated parties to minimize the risk of increases in construction costs. We may also engage in limited expansion development opportunities on existing communities in which we typically serve as the developer. During the year ended December 31, 2025, we incurred $272.0 million in development costs and completed one development project. For information regarding our development costs, see Note 1 (Organization and Summary of Significant Accounting Policies – Development Costs) to the consolidated financial statements included in this Annual Report on Form 10-K.

The following multifamily projects were under development as of December 31, 2025 (dollars in thousands):

Project	Market	Total Units	Units Completed	Costs to Date	Budgeted Costs	Estimated Costs Per Unit	Expected Completion
MAA Breakwater	Tampa, FL	495	344	$192,360	$ 197,500	$ 399	1st Quarter 2026
Modera Liberty Row [1]	Charlotte, NC	239	228	111,567 [3]	112,000	469	1st Quarter 2026
MAA Plaza Midwood [2]	Charlotte, NC	302	88	87,111	101,500	336	3rd Quarter 2026
Modera Chandler [2]	Phoenix, AZ	345	—	75,791	117,500	341	4th Quarter 2026
MAA Milepost 35 II	Denver, CO	219	—	51,656	78,000	356	4th Quarter 2026
MAA Rove	Richmond, VA	306	—	53,087	99,500	325	3rd Quarter 2027
MAA Point Hope [2]	Charleston, SC	336	—	24,257	91,000	271	1st Quarter 2028
MAA One Scottsdale	Phoenix, AZ	280	—	29,783	135,000	482	3rd Quarter 2028
Total		**2,522**	**660**	**$625,612**	**$ 932,000**		

[1] In July 2024, we agreed to finance the third-party development of this property currently under construction. We have the option to purchase the property once it is stabilized. We consider an apartment community to be stabilized once it achieves 90% average physical occupancy for 90 days.
[2] We own 95% of the joint venture that owns this property.
[3] Represents the cost to MAA, net of the $9.6 million non-equity contribution from the third party developer.

The following multifamily development project was completed during the year ended December 31, 2025 (dollars in thousands):

Project	Location	As of December 31, 2025 Total Units	Development Costs	Development Costs per Unit	Construction Completed
MAA Nixie	Raleigh/Durham, NC	406	$ 142,841	352	3rd Quarter 2025

Dispositions

We sell apartment communities and other assets that no longer meet our long-term strategy or when market conditions are favorable, and we redeploy the proceeds from those sales to acquire, develop and redevelop additional apartment communities and rebalance our portfolio across or within geographic regions. Dispositions also allow us to realize a portion of the value created through our investments and provide additional liquidity. We are then able to redeploy the net proceeds from our dispositions in lieu of raising additional equity or debt capital. In deciding to sell an apartment community, we consider current market conditions and generally solicit competing bids from unrelated parties for these individual properties. We then consider the sales price and other key terms of each proposal. We also consider portfolio dispositions when such a structure is useful to maximize proceeds and efficiency of execution. During the year ended December 31, 2025, we disposed of two multifamily communities totaling 576 units.

Property Redevelopment and Repositioning Activity

We focus on both interior unit upgrades and property amenity and common area upgrades above and beyond routine capital upkeep on our apartment communities that we believe have the ability to support additional rent growth. During the year ended December 31, 2025, we renovated the kitchens and bathrooms of 5,995 apartment units at an average cost of $6,080 per apartment unit, achieving average rental rate increases of 7.0% above the normal market rate for similar but non-renovated apartment units.

We have installed smart home technology (unit entry locks, mobile control of lights and thermostat and leak monitoring) at many of our apartment communities in order to provide additional resident value and increase rent growth. As of December 31, 2025, we had completed installation of Smart Home technology in over 96,000 units across our apartment community portfolio providing an increase in average effective rent per unit of approximately $25 per month since the initiative began during the first quarter of 2019. For a definition of average effective rent per unit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Trends" in this Annual Report on Form 10-K.

Separately, we continued our WiFi retrofit program at select apartment communities, as well as our property repositioning program to upgrade and reposition the amenity and common areas at select apartment communities for higher and above market rent growth after projects are completed and units are fully repriced. We spent $7.8 million on the WiFi retrofit program and $12.1 million on the property repositioning program during the year ended December 31, 2025.

Portfolio Strategy

Our goal is to maintain a diversified, balanced portfolio that we believe provides the optimal path to maximizing operating performance over the full economic cycle. Maintaining a diverse portfolio includes:

- operating apartment communities in a variety of markets primarily across the Southeast, Southwest, and Mid-Atlantic regions of the U.S.;
- operating apartment communities in a variety of submarkets within our markets (urban, suburban, inner loop, etc.);
- operating apartment communities of different product types such as high-rise, mid-rise and garden style; and
- offering a variety of different rent price points within a market or submarket.

We believe a diverse portfolio performs well during economic up cycles and weathers economic down cycles better than a more homogenous portfolio.

Human Capital

As of December 31, 2025, we employed 2,507 associates. Our associates' time, energy, creativity and passion are essential to our continued success as a company. With respect to our workforce, we focus on inclusion, providing market-competitive pay and benefits to support our associates' well-being, encouraging our associates' growth and development, fostering associate engagement and protecting our associates' health and safety.

We respect the privilege of providing value to those whose lives we touch. We call this outlook our "Brighter View." To achieve these objectives, we use our Core Values to guide the way we interact with each other and conduct business by:

- appreciating the uniqueness of each individual;
- communicating openly and with integrity;
- embracing opportunities; and
- doing the right thing at the right time for the right reasons.

These values inform our human capital management approach, including how we recruit, develop and retain our workforce and support an environment where associates feel included and respected.

We maintain policies and practices intended to support a respectful and inclusive workplace and to promote equal employment opportunity and fair treatment. These practices are integrated into and support ongoing operations.

Our Inclusion & Belonging Committee is comprised of associates from across the organization and is intended to support ongoing review of policies, practices, and educational efforts related to inclusion. The committee works collaboratively with our Chief Executive Officer and other members of our executive team to help ensure employment related policies, practices, and educational efforts are consistently applied and in a manner intended to be free from discrimination and bias.

We recruit from a diverse range of sources and talent pools including advertising open positions on job boards that target a broad range of candidate populations. As of December 31, 2025, ethnic/cultural minorities represented approximately 55% of our workforce, 44% of our collective corporate, regional and property leadership positions and 49% of our associates promoted during the year ended December 31, 2025. Also, as of December 31, 2025, females represented approximately 45% of our workforce, 56% of our collective corporate, regional and property leadership positions and 50% of our associates promoted during the year ended December 31, 2025.

We take a comprehensive approach to supporting our associates' physical and emotional health as well as their financial and professional well-being. Our associates are eligible for many benefit plans and programs for which we pay part or all of the cost, such as medical, dental and vision insurance, life and disability insurance, various wellness programs and an employee assistance program. In addition, we offer several supplemental and voluntary benefit plans, paid sick leave, paid vacation and other paid time off benefits to support our associates' overall well-being. We strive to maintain an equitable compensation program for performance, designed to reward competitive levels of compensation based on employee contributions, performance and qualifications. We offer a 401(k) savings plan with an employer match as well as educational support for savings strategies. We also offer discounted rent to associates, parental leave and financial assistance with adoption expenses as well as grant up to three scholarships for associates' dependents each year. Our training and development programs are designed to provide continuous learning for associates in the flow of their workday. Additionally, we encourage and provide financial assistance to our eligible associates to seek education and certification outside of the company through both apartment associations and accredited educational institutions. We encourage our associates to "embrace opportunities" including developing skills and knowledge needed for increased responsibilities as they promote within the company.

We place an emphasis on communication in an effort to ensure associates feel informed and connected as an organization. We utilize a variety of communication channels to provide associates with timely information that is relevant to their role in the company, to company-wide initiatives and to their professional interests. We also believe the best way to gain in-depth insight into our associates' outlook on their experience at MAA is to provide regular, frequent, and trusted opportunities to safely share feedback. From there, we are able to develop and continuously improve our work environment to enhance job satisfaction. We regularly conduct surveys with all associates to measure associate engagement and capture topical feedback to guide current programs, projects and progress. We are also driven to prove that we are listening to feedback given, and that real action and improvements are executed as a result. Lastly, we conduct an annual review process to provide an opportunity for each associate to build mutual understanding with leadership, gain self-discovery and learn about possible avenues for growth. We encourage a work environment where ideas, problems and solutions can be discussed with immediate managers and other management personnel.

Capital Structure

We use a combination of debt and equity sources to fund our business objectives. We focus on maintaining access, flexibility and low costs, which we believe allows us to proactively support normal business operations and source potential investment opportunities in the marketplace. We structure our debt maturities to avoid disproportionate exposure in any given year. Our primary debt financing strategy is to access the unsecured debt markets to provide our debt capital needs, but we also maintain a limited amount of secured debt and maintain our access to both the secured and unsecured debt markets for maximum flexibility. We also believe that we have significant access to the equity capital markets.

We intend to target our total debt, net of cash held, to a range of approximately 30% to 36% of our adjusted total assets (as defined in the covenants for the unsecured senior notes issued by MAALP). Our charter and bylaws do not limit our debt levels and our Board of Directors can modify this policy at any time. We may issue new equity to maintain our debt within the target range. Covenants for our unsecured senior notes limit our total debt to 60% or less of our adjusted total assets. As of December 31, 2025, our total debt was 30.2% of our adjusted total assets.

We intend to target the ratio of our net debt to Adjusted EBITDA*re* to a range of 4.5x to 5.5x. We monitor our debt levels to a ratio of net debt to Adjusted EBITDA*re* in order to maintain our investment grade credit ratings. We believe this is an important factor in the management of our debt levels to maintain an optimal capital structure, and it is also considered in the assignment of our credit ratings. Adjusted EBITDA*re* is measured on a trailing twelve-month basis. As of December 31, 2025, our net debt to Adjusted EBITDA*re* ratio was 4.3x. For additional information on net debt and Adjusted EBITDA*re*, including reconciliations of the most directly comparable U.S. generally accepted accounting principles, or GAAP, measures to both net debt and Adjusted EBITDA*re*, see "Management's Discussion and Analysis of Financial Condition and Results of Operation - Non-GAAP Financial Measures - Net Debt, EBITDA, EBITDA*re*, and Adjusted EBITDA*re*" in this Annual Report on Form 10-K.

We continuously review opportunities for lowering our cost of capital. We plan to continue using unsecured debt to take advantage of the lower cost of capital and flexibility provided by these markets. We will evaluate opportunities to repurchase shares when we believe that our share price is significantly below our net present value. We also look for opportunities where we can acquire or develop apartment communities, selectively funded or partially funded by sales of equity securities, when appropriate opportunities arise. We focus on improving the net present value of our investments by generating cash flow from our portfolio of assets above the estimated total cost of debt and equity capital. We routinely make new investments when we believe it will be accretive to shareholder value over the life of the investments.

Competition and Market Demand

Our apartment communities are located in areas that include other apartment communities. Occupancy and rental rates are affected by the number of competitive apartment communities as well as demand for housing in a particular area. The owners of competing apartment communities may have greater resources than us, and the managers of these apartment communities may have more experience than our management. Moreover, single-family rental housing, manufactured housing, condominiums and the new and existing home markets provide housing alternatives to potential residents of apartment communities. Competition for new residents is generally intense across all of our markets. Some competing apartment communities offer features that our apartment communities do not have or may be deemed to be in a more desirable location within the market. Competing apartment communities can use concessions or lower rents to obtain temporary competitive advantages. Also, some competing apartment communities are newer than our apartment communities, may have different amenities or otherwise be more attractive to a prospective resident. The competitive position of each apartment community is different depending upon many factors including submarket supply and demand. In addition, other real estate investors compete with us to acquire existing properties and to develop new properties. These competitors include insurance companies, pension and investment funds, public and private real estate companies, investment companies and other public and private apartment REITs, some of which may have greater resources, greater ability to utilize leverage or lower capital costs than we do.

We believe, however, that we are generally well-positioned to compete effectively for residents and acquisition and development opportunities. We believe our competitive advantages include:

- a fully integrated organization with property management, development, redevelopment, acquisition, marketing, sales and financing expertise;
- scalable operating and support systems, which include automated systems to meet the changing technological needs of our residents and associates;
- access to a wide variety of debt and equity capital sources;
- geographic diversification with a presence in 39 defined markets across the Southeast, Southwest and Mid-Atlantic regions of the U.S.; and
- significant presence in many of our major markets that allows us to be a local operating expert and offer varying location, product type and price options within a market to meet a variety of prospective resident preferences.

Moving forward, we plan to continue our focus on optimizing lease expiration management, current and prospective resident engagement, expense control and resident retention efforts and also to align employee incentive plans with our performance. We also plan to continue to make capital improvements to both our apartment communities and individual units on a regular basis to maintain a competitive position. We believe this plan of operation, coupled with the portfolio's strengths in targeting residents across a geographically diverse platform, should position us for continued operational growth.

For information regarding trends in market demand, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Trends" in this Annual Report on Form 10-K.

Environmental Matters

As a part of our standard apartment community acquisition and development processes, we generally obtain environmental studies of the sites from outside environmental engineering firms. The purpose of these studies is to identify potential sources of contamination at the site and to assess the status of environmental regulatory compliance. These studies generally include historical reviews of the site, reviews of certain public records, preliminary investigations of the site and surrounding properties, inspection for the presence of asbestos, poly-chlorinated biphenyls and underground storage tanks followed by the preparation and issuance of written reports. Depending on the results of these studies, more invasive procedures, such as soil sampling or ground water analysis, may be performed to investigate potential sources of contamination. These studies must be satisfactorily completed before we take ownership of an acquisition or development property; however, no assurance can be given that the studies or additional documents reviewed identify all significant environmental risks. See "Risk Factors – Environmental problems are possible and can be costly" and "Risk Factors – Compliance or failure to comply with laws and regulations could have an adverse effect on our operations and the values of our properties" in this Annual Report on Form 10-K.

Should any potential environmental risks or conditions be discovered during our due diligence process, the potential costs of remediation will be assessed carefully and factored into the cost of acquisition, assuming the identified risks and factors are deemed to be manageable and within reason. As of the date of this Annual Report on Form 10-K, we are not aware of any existing conditions that we believe would be considered a material environmental liability. Nevertheless, it is possible that the studies do not reveal all environmental risks or that there are material environmental liabilities of which we are not aware. Moreover, no assurance can be given concerning future laws, ordinances or regulations, or the potential introduction of hazardous or toxic substances by neighboring properties or residents.

Government Regulations

We must own, operate, manage, acquire, develop and redevelop our properties in compliance with numerous federal, state and local laws and regulations, some of which may conflict with one another or are subject to limited judicial or regulatory interpretations. These laws and regulations include landlord-tenant laws, employment laws, antitrust and other competition laws, laws benefiting disabled persons, privacy laws, tax laws, environmental laws, zoning laws, building codes and other laws regulating housing or that are generally applicable to our business and operations. Noncompliance with laws and regulations could expose us to liability, such as the imposition of fines by the government or the award of damages to private litigants, and could require us to make significant unanticipated expenditures, such as making modifications to our existing apartment communities or increasing construction costs for development communities. Compliance with the various laws and regulations we are subject to did not have a material effect on our capital expenditures, results of operations and competitive position for the year ended December 31, 2025 as compared to prior periods.

For additional information, see "Risk Factors – Environmental problems are possible and can be costly" and "Risk Factors – Compliance or failure to comply with laws and regulations could have an adverse effect on our operations and the values of our properties" in this Annual Report on Form 10-K.

Qualification as a Real Estate Investment Trust

MAA has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Code. To continue to qualify as a REIT, MAA must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets and that we distribute at least 90% of our REIT taxable income (other than our net capital gains) to our shareholders annually. If MAA maintains its qualification as a REIT, MAA generally will not be subject to U.S. federal income taxes at the corporate level on its net income to the extent it distributes such net income to its shareholders annually. Even if MAA continues to qualify as a REIT, it will continue to be subject to certain federal, state and local taxes on its income and its property. For the year ended December 31, 2025, MAA paid total distributions of $6.06 per share of common stock to its shareholders, which was above the 90% REIT distribution requirement.

Website Access to Our Reports

MAA and the Operating Partnership file combined periodic reports with the SEC. Our Annual Reports on Form 10-K, along with our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available on our website at https://www.maac.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Reference to our website does not constitute incorporation by reference of the information contained on the site and should not be considered part of this Annual Report on Form 10-K. All of the aforementioned materials may also be obtained free of charge by contacting our Investor Relations Department, 6815 Poplar Avenue, Suite 500, Germantown, Tennessee 38138.

Item 1A. Risk Factors.

In addition to the other information contained in this Annual Report on Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business prospects, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks that are not presently known to us, that we currently believe are immaterial or that could apply generically to any company may also significantly impact our business operations. If any of these risks occur, our business prospects, financial condition or results of operations could suffer, the market price of our stock and the trading price of our debt securities could decline and you could lose all or part of your investment in our stock or debt securities.

Risks Related to Our Real Estate Investments and Our Operations

Unfavorable market and economic conditions could adversely affect occupancy levels, rental revenues and the value of our properties.

General economic conditions in the U.S. have fluctuated in recent years, and concerns persist regarding negative macroeconomic conditions, such as inflation and the labor market. Unfavorable market and economic conditions may significantly affect our occupancy levels, our rental rates and collections, the value of our properties and our ability to acquire or dispose of properties on economically favorable terms. Our ability to lease our properties at favorable rates is adversely affected by the increase in supply in the multifamily and other rental markets and is dependent upon the overall level in the economy, which is adversely affected by, among other things, job losses and unemployment levels, personal debt levels, a downturn in the housing market, stock market volatility, inflationary conditions and uncertainty about the future. Some of our major expenses generally do not decline when rents decline. We would expect that declines in our occupancy levels, rental revenues and/or the values of our properties would cause us to have less cash available to make payments on our debt and to make distributions, which could adversely affect our financial condition or the market value of our securities. Factors that may affect our occupancy levels, our rental revenues and/or the value of our properties include the following, among others:

- downturns in global, national, regional and local economic conditions, particularly increases in unemployment or decreases in job growth in our markets;
- declines in mortgage interest rates and home pricing, making alternative housing options more affordable;
- government or builder incentives with respect to home ownership, making alternative housing options more attractive;
- local real estate market conditions, including oversupply of apartments or other housing available for rent, or a reduction in demand for apartments in the area;
- declines in the financial condition of our residents or commercial tenants, which may make it more difficult for us to collect rents from some residents or commercial tenants;
- declines in market rental rates;
- declines in household formation; and
- increases in operating costs, if these costs cannot be passed through to our residents or commercial tenants.

Failure to generate sufficient cash flow could limit our ability to make payments on our debt and to make distributions.

Our ability to make payments on our debt and to make distributions depends on our ability to generate cash flow in excess of operating costs and capital expenditure requirements and/or to have access to the markets for debt and equity financing. Our funds from operations may be insufficient because of factors that are beyond our control. Such factors could include:

- weakness in the general economy, which lowers job growth and the associated demand for apartment housing;
- competition from other apartment communities or alternative housing options (including condominiums and single-family houses for rent or sale);
- overbuilding of new apartments or oversupply of available apartments or alternative housing options in our markets, which might adversely affect occupancy or rental rates and/or require rent concessions in order to lease apartments;
- increases in operating costs (including real estate taxes, utilities and insurance premiums) due to inflation and other factors, which may not be offset by increased rental rates;
- inability to rent apartments on favorable economic terms;
- changes in governmental regulations and the related costs of compliance;
- the enactment of rent control or rent stabilization laws in the areas in which we operate or other laws regulating multifamily housing;
- other changes in laws, including tax laws and housing laws;
- an uninsured loss, including those resulting from a catastrophic storm, earthquake or act of terrorism;

- changes in interest rate levels and the availability of financing, borrower credit standards and down-payment requirements which could lead renters to purchase homes (if interest rates decrease and home loans are more readily available) or increase our acquisition and operating costs (if interest rates increase and financing is less readily available); and
- the relative illiquidity of real estate investments.

At times, we have relied on external funding sources to fully fund the payment of distributions to shareholders and our capital investment program, including our property developments. While we have sufficient liquidity to permit distributions at current rates through additional borrowings, if necessary, any significant and sustained deterioration in operations could result in our financial resources being insufficient to make payments on our debt and to make distributions at the current rate, in which event we would be required to reduce the distribution rate. Any decline in our funds from operations could adversely affect our ability to make distributions or to meet our loan covenants and could have a material adverse effect on our stock price or the trading price of our debt securities.

We are dependent on a concentration of our investments in a single asset class, making our results of operations more vulnerable to a downturn or slowdown in the multifamily sector or other economic factors.

As of December 31, 2025, substantially all of our investments are concentrated in the multifamily sector. As a result, we will be subject to risks inherent in investments in a single type of property. A downturn or slowdown in the demand for multifamily housing will have more pronounced effects on our results of operations and on the value of our assets than if we had diversified our investments into more than one asset class.

Our operations are concentrated in the Southeast, Southwest and Mid-Atlantic regions of the U.S.; we are subject to general economic conditions in the regions in which we operate.

As of December 31, 2025, approximately 41.2% of our portfolio (based on the number of completed apartment units) was located in our top five markets: Atlanta, Georgia; Dallas, Texas; Austin, Texas; Charlotte, North Carolina; and Orlando, Florida. In addition, our overall operations are concentrated in the Southeast, Southwest and Mid-Atlantic regions of the U.S. Our performance could be adversely affected by economic conditions in, and other factors relating to, these geographic areas, including supply and demand for apartments in these areas, zoning and other regulatory conditions and competition from other communities and alternative housing options. In particular, our performance is disproportionately influenced by job growth and unemployment. To the extent the economic conditions, job growth and unemployment in any of these markets deteriorate or any of these areas experiences natural disasters, the value of our portfolio, our results of operations and our ability to make payments on our debt and to make distributions could be adversely affected.

Substantial competition may adversely affect our revenues and limit our acquisition and development opportunities.

There are numerous alternative housing options within the market area of each of our communities that compete with us for residents, including other apartment communities, condominiums and single-family homes. Competitive housing in a particular area, particularly new supply (and especially during lease up efforts), could adversely affect our ability to retain residents, rent our apartments and increase or maintain rents, which could materially adversely affect our results of operations and financial condition. Similarly, some of our competitors may have loan covenants or fund requirements that encourage decisions on occupancy targets or rental rates that vary from decisions based on market conditions, which could require us to react in ways that may negatively affect our performance.

We also face competition from other businesses for acquisition and development opportunities. The activities of these competitors could cause us to pay higher prices for new properties than we otherwise would have paid or may prevent us from purchasing desired properties at all, which could have a material adverse effect on us and our ability to make payments on our debt and to make distributions.

Failure to succeed in new markets may have adverse consequences on our performance.

We may make acquisitions or pursue developments outside of our existing market areas if appropriate opportunities arise. Our historical experience in our existing markets does not ensure that we will be able to operate successfully in new markets, should we choose to enter them. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to accurately evaluate local market conditions and local economies, an inability to identify appropriate acquisition or development opportunities, an inability to hire and retain key personnel and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

Environmental problems are possible and can be costly.

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances in, on, around or under such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of, or failure to properly remediate, hazardous or toxic substances or petroleum product releases may adversely affect the owner's or operator's ability to sell or rent the affected property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at a disposal or treatment facility, whether or not the facility is owned or operated by the person. Certain environmental laws impose liability for the release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real property for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. Federal and state laws also regulate the operation and subsequent removal of certain underground storage tanks. In connection with the current or former ownership (direct or indirect), operation, management, development or control of real property, we may be considered an owner or operator of such apartment communities or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines, and claims for injuries to persons and property.

Our current policy is to obtain a Phase I environmental study on each apartment community that we seek to acquire or develop, which generally does not involve invasive techniques such as soil or ground water sampling, and to proceed accordingly. However, there can be no assurance that the Phase I environmental studies or other environmental studies undertaken with respect to any of our current or future apartment communities will reveal:

- all or the full extent of potential environmental liabilities;
- that any prior owner or operator of a property did not create any material environmental condition unknown to us;
- that a material environmental condition does not otherwise exist as to any one or more of such apartment communities; or
- that environmental matters will not have a material adverse effect on us and our ability to make payments on our debt and to make distributions.

Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, we may have liability with respect to apartment communities previously sold by our predecessors or by us. There have been a number of lawsuits against owners and operators of multifamily apartment communities alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Insurance carriers have reacted to these liability awards by excluding mold-related claims from standard policies and pricing mold endorsements separately. We have obtained a separate pollution insurance policy that covers mold-related claims and have adopted programs designed to minimize the existence of mold in any of our apartment communities as well as guidelines for promptly addressing and resolving reports of mold. To the extent not covered by our pollution policy, the presence of mold could expose us to liability from residents and others if property damage or health concerns, or allegations thereof, arise.

Our business and operations are subject to physical and transition risks related to climate change.

Many of our apartment communities are located in areas, such as coastal regions, that have historically been vulnerable to extreme weather events. To the extent climate change causes changes in weather patterns, areas where many of our communities are located could experience more frequent and intense extreme weather events and rising sea levels, which may cause significant damage to our properties, disrupt our operations and adversely impact our residents and rental revenue. Over time, such conditions could result in reduced demand for housing in areas where our communities are located, as well as higher costs for mitigating or repairing damage related to the effects of climate change, some which may not be fully covered by insurance. Similarly, these conditions may also negatively impact the types, pricing and terms of insurance we are able to procure.

Changes in federal, state and local laws and regulations on sustainable buildings could result in increased operating costs and capital expenditures for us to meet mandated levels of energy efficiency and/or greenhouse gas emissions performance with respect to our existing communities and could also require us to spend more on our new development communities without a corresponding increase in rental revenues. For example, various laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy efficiency and waste management. The imposition of such requirements could increase the costs of maintaining or improving our existing communities (for example by requiring retrofits of existing communities to improve their energy efficiency and/or resistance to inclement weather) and developing new communities without creating corresponding increases in rental revenues, which would have an adverse impact on our operating results and could adversely impact the value of our properties. Additionally, if non-compliant with building efficiency standards, our existing communities may decrease in value.

Operations from new acquisitions, development projects, redevelopment activities, and platform initiatives may fail to perform as expected.

We intend to continue to acquire, develop and redevelop apartment communities as part of our business strategy. Newly acquired, developed or renovated properties may not perform as we expect. We may also overestimate the revenue (or underestimate the expenses) that a new or repositioned property may generate. The occupancy rates and rents at these properties may fail to meet our expectations underlying our investment.

In addition, with respect to acquisitions, we may be unable to quickly and efficiently integrate acquired apartment communities and new personnel into our existing operations, and the failure to successfully integrate those apartment communities or personnel would result in inefficiencies that could adversely affect our expected return on our investments. Likewise, we may acquire properties that are subject to liabilities or that have problems relating to environmental condition, state of title, physical condition or compliance with zoning laws, building codes or other legal requirements. In each case, our acquisition may be without any, or with only limited, recourse with respect to unknown liabilities or conditions, and we may be obligated to pay substantial sums to settle or cure it, which could adversely affect our cash flow and operating results.

Further, we intend to continue to implement platform initiatives across our apartment communities as part of our business strategy. Once implemented, platform initiatives may not perform as we expect. We may also overestimate the revenue (or expense savings) that such platform initiatives may generate.

Our implementation of long-standing succession planning could have adverse effects.

To reduce the risk of disruption from the planned retirement and unexpected departure of long-term employees and board members, we engage in succession planning to identify and develop in-house candidates for leadership and key executive positions within the company, recruit talented associates to fill areas of expertise needed within the company, and continually assess the needs of MAA's Board of Directors to ensure stable governance of the company. In the last few years, we have transformed our executive team by elevating several internal candidates to key leadership positions. Such significant change over a relatively short period of time could result in unintended negative effects, such as creating employee dissatisfaction that could affect retention of other key employees or impacting short-term strategic initiatives, which could adversely affect our business.

We are subject to certain risks associated with selling apartment communities, which could limit our operational and financial flexibility.

We plan to sell apartment communities that no longer meet our long-term strategy. However, adverse market conditions could limit our ability to sell properties when we want and to change our portfolio promptly to meet our strategic objectives. Likewise, federal tax laws applicable to REITs limit our ability to profit on the sale of properties, and this limitation could prevent us from selling properties when market conditions are favorable. From time to time, we may dispose of properties in transactions intended to qualify as "like-kind exchanges" under Section 1031 of the Code. If a transaction intended to qualify as a Section 1031 exchange is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax deferred basis.

Development and construction risks could impact our profitability.

As of December 31, 2025, we had eight development communities under construction representing 2,522 units once complete. We may make further investments in these and other development communities as opportunities arise and may do so through joint ventures with unaffiliated parties. Our development and construction activities are subject to the following risks:

- we may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, which could result in increased development costs, could delay initial occupancy dates for all or a portion of a development community and could require us to abandon our activities entirely with respect to a project for which we are unable to obtain permits or authorizations;
- we may be unable to obtain financing for development activities under favorable terms, which could cause a delay in construction resulting in increased costs, decreases in revenue and potentially cause us to abandon the opportunity;
- yields may be less than anticipated as a result of delays in completing projects, costs that exceed budget, higher than expected concessions for lease-up and lower rents than initially estimated;
- bankruptcy of developers in our development projects could impose delays and costs on us with respect to the development of our communities and may adversely affect our financial condition and results of operations;
- we may abandon development opportunities that we have already begun to explore, and we may fail to recover expenses already incurred in connection with exploring such opportunities;
- we may be unable to complete construction and lease-up of an apartment community on schedule, including by reason of work stoppages, labor disputes, shortages of skilled tradespeople and shortages of building components and materials;

- we may incur development or construction costs, including labor and building components and materials, that exceed our original estimates and we may be unable to charge rents that would compensate for any increase in such costs;
- occupancy rates and rents at a newly developed apartment community may fluctuate depending on a number of factors, including market and economic conditions, preventing us from meeting our profitability goals for that community;
- when we sell apartment communities that we developed or renovated, we may be subject to warranty or construction defects that are uninsured or exceed the limit of our insurance;
- our failure to successfully enter into a joint venture agreement may prohibit an otherwise advantageous investment;
- changes in laws and regulations, or enforcement priorities, such as the imposition of tariffs or changes in immigration laws or their enforcement, could result in higher building component costs, tighter overall labor conditions and a shortage of skilled tradespeople, which could increase our costs of development and cause delays in the construction of our development communities; and
- adoption of laws and regulations designed to address climate change and its effects, including "green" building codes, could increase our costs of development and cause delays in the construction of our development communities.

Increasing real estate taxes, utilities and insurance premiums, as well as changes in the terms and conditions of our insurance policies, may negatively impact operating results.

As a result of our substantial real estate holdings, the cost of real estate taxes, utilities and insurance for our apartment communities represents a significant component of expense. These costs are subject to substantial increases and fluctuations, which can be widely outside of our control. For example, the current and potential impacts of climate change, along with the increased risk of extreme weather events and natural disasters have caused significant increases in our property insurance premiums and may adversely affect the availability and terms of coverage in the future. Additionally, "social inflation" has caused the cost of general liability claims to rise at a rate well above general economic inflation, primarily due to a trend in increasing litigation costs related to unpredictable jury verdicts for plaintiffs seeking large monetary relief for their injuries. Premises liability is of particular concern for multifamily apartment owners. In general, these factors have pressured insurance premiums and made it more challenging to obtain appropriate coverage at reasonable rates without assuming higher levels of self-retained risk. If the costs associated with real estate taxes, utilities and insurance premiums continue to rise without being offset by corresponding increases in rental revenues or, in the case of insurance, strategic self-retention of risk, our operating results could be negatively impacted, potentially affecting our ability to meet debt obligations and make distributions.

Short-term leases expose us to the effects of declining market rents, and we may be unable to renew leases or relet units as leases expire.

Our apartment leases are generally for a term of approximately one year. The short-term nature of these leases generally serves to reduce our risk to adverse effects of inflation as our leases allow for adjustments in the rental rate at the time of renewal, which may enable us to seek rent increases. However, since our leases typically permit the residents to leave at the end of the lease term without penalty, our revenues are impacted by declines in market rents more quickly than if our leases were for longer terms. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our financial condition and results of operations may be adversely affected.

We rely on information technology systems in our operations, and any breach or security failure of those systems could materially adversely affect our business, financial condition, results of operations and reputation.

We rely on proprietary and third-party information technology systems to process, transmit and store information and to manage or support our business processes. We store and maintain confidential financial and business information regarding us and persons with whom we do business on our information technology systems. We also collect and hold personally identifiable information of our residents and prospective residents in connection with our leasing and property management activities, and we collect and hold personally identifiable information of our employees in connection with their employment. In addition, we engage third-party service providers that may collect and hold personally identifiable information of our residents, prospective residents and employees in connection with providing business services to us, including web hosting, property management, leasing, accounting, payroll and benefit services. The protection of the information technology systems on which we rely is critically important to us. As described in more detail under the heading "Cybersecurity" in this Annual Report on Form 10-K, we take steps, and generally require third-party service providers to take steps, to protect the security of the information maintained in our and our service providers' information technology systems, including the use of systems, software, tools and monitoring to provide security for processing, transmitting and storing of the information. However, we face risks associated with breaches or security failures of the information technology systems on which we rely, which could result from, among other incidents, cyber-attacks or cyber-intrusions over the internet, malware, computer viruses or employee error or misconduct. This risk of a data breach or security failure, particularly through cyber-attacks or cyber-intrusion, has generally increased due to the rise in new technologies, such as ransomware and generative artificial intelligence, and the increased sophistication and activities of the perpetrators of attempted attacks and intrusions, including as a result of the intensification of state-sponsored cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflicts involving Ukraine and in the Middle East.

The security measures put in place by us and our service providers cannot provide absolute security and there can be no assurance that we or our service providers will not suffer a data security incident in the future, that unauthorized parties will not gain access to sensitive information stored on our or our service providers' systems, that such access will not, whether temporarily or permanently, impact, interfere with or interrupt our operations, or that any such incident will be discovered in a timely manner. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable as the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. The rapid evolution and increased adoption of artificial intelligence technologies, by us and our third-party service providers, may also heighten our cybersecurity risks by making cyber attacks more difficult to detect, contain and mitigate. In addition, third-party information technology providers may not provide us with fixes or updates to hardware or software in a manner as to avoid an unauthorized loss or disclosure or to address a known vulnerability, which may subject us to known threats or downtime as a result of those delays. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures. Further, we may be required to expend significant additional resources to continue to enhance information security measures and internal processes and procedures or to investigate and remediate any information security vulnerabilities.

A data security incident could compromise our or our service providers' information technology systems, and the information stored by us or our service providers, including personally identifiable information of residents, prospective residents and employees, could be accessed, misused, publicly disclosed, corrupted, lost or stolen. Any failure to prevent a data breach or a security failure of our or our service providers' information technology systems could interrupt our operations, result in downtime, divert our planned efforts and resources from other projects, damage our reputation and brand, damage our competitive position, make it difficult for us to attract and retain residents, subject us to liability claims or regulatory penalties and could materially and adversely affect our business, financial condition or results of operations. Similarly, if our service providers fail to use adequate security or data protection processes, or use personal data in an unpermitted or improper manner, we may be liable for certain losses and it may damage our reputation.

A failure to keep pace with developments in technology could impair our operations or competitive position.

Our business continues and will continue to demand the use of sophisticated systems, software and technology, including artificial intelligence. These systems, software and technologies must be refined, updated and replaced on a regular basis in order for us to meet our business requirements, our residents' demands and expectations, and regulatory requirements. If we are unable to do so on a timely basis or at a reasonable cost, or fail to do so, our business could suffer. Also, we may not achieve the benefits that we anticipate from any new system, software or technology, and a failure to do so could result in higher than anticipated costs or could adversely affect our results of operations.

Compliance or failure to comply with laws and regulations could have an adverse effect on our operations and the values of our properties.

We must own, operate, manage, acquire, develop and redevelop our properties in compliance with numerous federal, state and local laws and regulations, some of which may conflict with one another or are subject to limited judicial or regulatory interpretations. These laws and regulations include landlord-tenant laws, employment laws, laws benefitting disabled persons, antitrust and other competition laws, privacy laws, tax laws, environmental laws, zoning laws, building codes and other laws regulating housing or that are generally applicable to our business and operations. Noncompliance with laws and regulations could expose us to liability, such as the imposition of fines by the government or the award of damages to private litigants, and could require us to make significant unanticipated expenditures, such as making modifications to our existing apartment communities or increasing construction costs for development communities.

As our industry becomes increasingly regulated, we do not know whether the legal requirements we are subject to will change or whether new requirements will be imposed. For example, privacy laws continue to evolve, with several states passing new data privacy laws that govern the collection, processing, use, security and disclosure of information about state residents, such as the Texas Data Privacy and Security Act. In addition, there are legislative efforts underway at the local, state and federal levels related to tenant screening limitations, affordable housing mandates, increased eviction notice periods, mandatory alternative dispute resolution and access to legal counsel for unrepresented tenants. Likewise, we have seen an increase in governments implementing, considering or being urged by tenant advocacy groups to consider rent control or rent stabilization laws and regulations and other tenants' rights laws and regulations. New or changed legal requirements implemented in the markets in which we operate could require us to make significant unanticipated expenditures and could also limit our ability to recover increases in operating expenses, impose limitations on our ability to charge market rents or increase rents or charge certain fees, impose limitations on our ability to enforce remedies for the failure to pay rent or otherwise adversely impact our operations. Therefore, any such new or changed legal requirements could have a significant adverse impact on our results of operations and the value of our properties.

Legal proceedings that we become involved in from time to time could adversely affect our business.

As an owner, operator and developer of multifamily apartment communities, we may become involved in various legal proceedings, including, proceedings related to commercial, development, employment, competition, environmental, securities, shareholder, tenant or tort legal issues, some of which could result in a class action lawsuit. For example, we recently entered into a settlement agreement to settle lawsuits filed by plaintiffs individually and on behalf of a purported class of plaintiffs alleging that RealPage, Inc. and many of the largest owners and operators of apartment communities in the country, including us, conspired to artificially inflate multifamily residential rental prices above competitive levels using RealPage's revenue management software in violation of state and federal antitrust laws. Similarly, other lawsuits alleging violations of antitrust and other laws have been filed by the District of Columbia and the Commonwealth of Kentucky against RealPage and a number of large apartment community owners and operators, including us. For more detail on these legal proceedings, see Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K.

Legal proceedings, if decided adversely to or settled by us, and not covered by insurance, could result in liability material to our financial condition, results of operations or cash flows. Likewise, regardless of outcome, legal proceedings could result in substantial costs and expenses, result in operational changes in our business, affect the availability or cost of some of our insurance coverage and significantly divert the attention of our management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, any pending or future legal proceedings to which we become subject. In addition, other multifamily apartment owners could become involved in legal proceedings, the outcome of which could affect the way we conduct our business.

Extreme weather or natural disasters may cause significant damage to our properties.

Many of our apartment communities are located in areas that may be subject to extreme weather and natural disasters, such as floods, tornados, hurricanes, earthquakes, wildfires and major winter storms, the likelihood or frequency of which events could increase in part based on the impact of climate change. Such events may cause significant damage to our properties, disrupt our operations, and adversely impact our residents and rental revenue. There can be no assurances that such conditions will not have a material adverse effect on our properties, operations or business.

We may incur losses that are not covered by our insurance.

We have a comprehensive insurance program covering our properties and operations with limits of liability, deductibles and self-insured retentions that we negotiated with our insurance carriers. While we believe the terms and insured limits of these policies are appropriate for our business, there are certain types of losses, generally of a catastrophic nature, such as losses due to environmental matters, extreme weather or natural disasters, that are uninsurable or not economically insurable, or that may be insured subject to limitations, and therefore may be uninsured. We exercise our discretion in determining amounts, coverage limits, deductibles and self-insured retention provisions of our insurance, with a view to maintaining what we believe is appropriate insurance at a reasonable cost and on suitable terms.

Despite our insurance coverage, we may incur material losses due to uninsured risks, deductibles, self-insured retentions and/or losses in excess of coverage limits. In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or current replacement cost of our lost investment or any settlement, fine or judgment against us resulting from legal proceedings. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, certain casualties or losses incurred may expose us in the future to higher insurance premiums.

We insure our properties and operations with insurance carriers that we believe have a good rating at the time our policies are put into effect. However, the financial condition of one or more of our insurance carriers may be negatively impacted, which would result in their inability to cover the full amount of any insured losses for which we submit a claim. Any such inability to pay future claims could have an adverse impact on our operating results. In addition, the failure, or exit or partial exit from an insurance market, of one or more insurance carriers may adversely affect our ability to obtain insurance in the amounts that we seek, increase our costs to renew or replace our insurance policies, or cause us to self-insure a greater portion of the risk.

Our financial condition, results of operations and cash flows could be materially adversely affected by factors relating to disease outbreaks and other public health events.

The U.S. has experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. Our rental revenues and operating results depend significantly on the occupancy levels at our properties and the ability of our residents and commercial tenants to meet their rent obligations to us, which could be adversely affected by such disease outbreak or other public health events. For example, in response to the COVID-19 pandemic, extraordinary actions were taken by federal, state and local governmental authorities to combat the spread of COVID-19, including issuance of "stay-at-home" directives and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. These measures, while intended to protect human life, led to significantly reduced economic activity and a surge in unemployment throughout the U.S., including the markets where our properties are located, and they materially affected our ability to lease our properties and collect rental revenues.

The impact of a disease outbreak or other public health event on our business, financial condition, results of operations and cash flows is difficult to predict and, as was demonstrated by the COVID-19 pandemic, will depend on a number of factors, including the duration and scope of the event in the U.S. and any associated governmental directives; our residents' and commercial tenants' ability or willingness to pay rent in full on a timely basis; federal, state, local and industry-initiated efforts that may adversely affect the ability of landlords, including us, to collect rent and customary fees, adjust rental rates and enforce remedies for the failure to pay rent; the regulatory focus on landlords as distinguished from other providers of essential services; and the extent of the impact on our development and redevelopment programs and activities due to governmental directives or other restrictions, labor shortages, supply chain disruptions and escalating labor and material costs.

To the extent a disease outbreak or other public health event adversely affects our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risks described in this Annual Report on Form 10-K.

Acts of violence could decrease the value of our assets and could have an adverse effect on our business and results of operations.

Our apartment communities could directly or indirectly be the location or target of actual or threatened terrorist attacks, crimes, shootings or other acts of violence, the occurrence of which could impact the value of our communities through damage, destruction, loss or increased security costs, as well as result in operational losses due to reduced rental demand, and the availability of insurance may be limited or may be subject to substantial costs. If such an incident were to occur at one of our apartment communities, we may also become subject to significant liability claims. In addition, the adverse effects that actual or threatened terrorist attacks could have on national economic conditions, as well as economic conditions in the markets in which we operate, could similarly have a material adverse effect on our business and results of operations.

Risks Related to Our Indebtedness and Financing Activities

Our substantial indebtedness could adversely affect our financial condition and results of operations.

As of December 31, 2025, the amount of our total debt was $5.4 billion. We may incur additional indebtedness in the future in connection with, among other things, our acquisition, development and operating activities.

The degree of our leverage creates significant risks, including that:

- we may be required to dedicate a substantial portion of our funds from operations to servicing our debt and our cash flow may be insufficient to make required payments of principal and interest;
- debt service obligations will reduce funds available for distribution and funds available for acquisitions, development and redevelopment;
- we may be more vulnerable to economic and industry downturns than our competitors that have less debt;
- we may be limited in our ability to respond to changing business and economic conditions;
- we may default on our indebtedness, which could result in acceleration of those obligations, assignment of rents and leases and loss of properties to foreclosure; and
- if one of our subsidiaries defaults, it could trigger a cross default or cross acceleration provision under other indebtedness, which could cause an immediate default or could allow the lenders to declare all funds borrowed thereunder to be due and payable.

If any one of these events was to occur, our financial condition and results of operations could be materially and adversely affected.

We may be unable to renew, repay or refinance our outstanding debt, which could negatively impact our financial condition and results of operations.

We are subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, the risk that either secured or unsecured indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, if at all, we might be forced to dispose of one or more of our apartment communities on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make payments on our debt and to make distributions. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Code.

Rising interest rates could adversely affect our results of operations and cash flows.

We have incurred and expect in the future to incur indebtedness that bears interest at variable rates. Interest rates increased significantly in 2022 and 2023, and while the Federal Reserve began cutting its benchmark interest rate in 2024, interest rates remain elevated. To the extent the current interest rate environment continues or interest rates increase further, we could experience higher interest expense on our variable-rate debt or increase interest rates when refinancing maturing fixed-rate debt, which could have a material adverse effect on us and our ability to make payments on our debt and to make distributions or cause us to be in default under certain debt instruments. In addition, the current interest rate environment, or any further increase in interest rates, may lead holders of shares of our common stock to demand a higher yield on their shares from distributions by us, which could adversely affect the market price for our common stock. Any increase in the federal funds rate due to key economic indicators, such as the unemployment rate or inflation, may cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Any continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

We may incur additional debt in the future, which may adversely impact our financial condition.

We currently fund the acquisition and development of apartment communities partially through borrowings (including our commercial paper program and revolving credit facility) as well as from other sources such as sales of apartment communities which no longer meet our investment criteria. In addition, we may fund other of our capital requirements through debt. Our organizational documents do not contain any limitation on the amount of indebtedness that we may incur, and we may incur more debt in the future. Accordingly, subject to limitations on indebtedness set forth in various loan agreements and the indentures governing our unsecured senior notes, we could become more highly leveraged, resulting in an increase in debt service and an increased risk of default on our obligations, which could have a material adverse effect on our financial condition, our ability to access debt and equity capital markets in the future and our ability to make payments on our debt and to make distributions.

The restrictive terms of certain of our indebtedness may cause acceleration of debt payments.

As of December 31, 2025, we had outstanding borrowings of $5.4 billion. Our indebtedness contains financial covenants as to interest coverage ratios, maximum secured debt, maintenance of unencumbered asset value, and total debt to gross assets, among others, and cross default provisions with other material debt. Our ability to comply with these financial covenants may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events adversely impacting us. In the event that an event of default occurs, our lenders may declare borrowings under the respective loan agreements to be due and payable immediately, which could have a material adverse effect on our financial condition and our ability to make payments on our debt and to make distributions.

A downgrade in our credit ratings could have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of unsecured debt outstanding. We are currently assigned corporate credit ratings from each of the three ratings agencies based on their evaluation of our creditworthiness. These ratings are based on a number of factors, which include their assessment of our financial strength, liquidity, capital structure, asset quality and sustainability of cash flows and earnings. If our credit ratings are downgraded or other negative action is taken, we could be required to pay additional interest and fees on our outstanding borrowings. In addition, a downgrade may adversely impact our ability to borrow secured and unsecured debt, increase our borrowing costs and otherwise limit our access to capital, which could adversely affect our business, financial condition and results of operations.

Financing may not be available and could be dilutive.

Our capital requirements depend on numerous factors, including the occupancy and turnover rates of our apartment communities, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated.

We and other companies in the real estate industry have experienced limited availability of financing from time to time. Dislocations and liquidity disruptions in capital and credit markets could impact liquidity in the debt markets, which could result in financing terms that are less attractive to us and/or the unavailability of certain types of debt financing. Likewise, disruptions could impede the ability of our counterparties to perform on their contractual obligations. Should the capital and credit markets experience volatility and the availability of funds again becomes limited, or be available only on unattractive terms, we will incur increased costs associated with issuing debt instruments. In addition, it is possible that our ability to access the capital and credit markets may be limited or precluded by these or other factors at a time when we would like, or need, to do so, which would adversely impact our ability to refinance maturing debt and/or react to changing economic and business conditions. Uncertainty in the credit markets could negatively impact our ability to make acquisitions and make it more difficult or not possible for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Potential continued disruptions in the financial markets could also have other unknown adverse effects on us or the economy generally and may cause the price of our securities to fluctuate significantly and/or to decline. If we issue additional equity securities to obtain additional capital, the interest of our existing shareholders could be diluted.

Risks Related to MAA's Organization and Ownership of Its Stock

MAA's ownership limit restricts the transferability of its capital stock.

MAA's charter limits ownership of its capital stock by any single shareholder to 9.9% of the value of all outstanding shares of its capital stock, both common and preferred, unless approved by its Board of Directors. The charter also prohibits anyone from buying shares if the purchase would result in it losing REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of its shares or in five or fewer persons, applying certain broad attribution rules of the Code, owning 50% or more of its shares. If an investor acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Code for REITs, MAA:

- will consider the transfer to be null and void;
- will not reflect the transaction on its books;
- may institute legal action to enjoin the transaction;
- will not pay dividends or other distributions with respect to those shares;
- will not recognize any voting rights for those shares;
- will consider the shares held in trust for its benefit; and

- will either direct the holder to sell the shares and turn over any profit to MAA, or MAA will redeem the shares. If MAA redeems the shares, the holder will be paid a price equal to the lesser of:
  - o the principal price paid for the shares by the holder,
  - o a price per share equal to the market price (as determined in the manner set forth in MAA's charter) of the applicable capital stock,
  - o the market price (as so determined) on the date such holder would, but for the restrictions on transfers set forth in MAA's charter, be deemed to have acquired ownership of the shares, and
  - o the maximum price allowed under the Tennessee Greenmail Act (such price being the average of the highest and lowest closing market price for the shares during the 30 trading days preceding the purchase of such shares or, if the holder of such shares has commenced a tender offer or has announced an intention to seek control of MAA, during the 30 trading days preceding the commencement of such tender offer or the making of such announcement).

The redemption price may be paid, at MAA's option, by delivering one OP Unit (subject to adjustment from time to time in the event of, among other things, stock splits, stock dividends or recapitalizations affecting its common stock or certain mergers, consolidations or asset transfers by MAA) issued by the Operating Partnership for each excess share being redeemed.

If an investor acquires shares in violation of the limits on ownership described above, the holder may:

- lose its power to dispose of the shares;
- not recognize profit from the sale of such shares if the market price of the shares increases; and
- be required to recognize a loss from the sale of such shares if the market price decreases.

Future offerings of debt or equity securities, which may rank senior to MAA's stock, may adversely affect the market price of MAA's stock.

If we decide to issue additional debt securities in the future, which would rank senior to MAA's common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of MAA's common stock and may result in dilution to owners of MAA's common stock. We and, indirectly, MAA's shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, holders of MAA's common stock will bear the risk of our future offerings reducing the market price of MAA's common stock and diluting the value of their stock holdings.

The form, timing and amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

Though MAA's Board of Directors has a history of declaring dividends in advance of the quarter they are paid, the form, timing and amount of dividend distributions will be declared, and standing practice changed, at the discretion of the Board of Directors. The form, timing and amount of dividend distributions will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as MAA's Board of Directors may consider relevant. MAA's Board of Directors may modify MAA's dividend policy from time to time.

Provisions of MAA's charter and Tennessee law may limit the ability of a third party to acquire control of MAA.

Ownership Limit

The 9.9% ownership limit discussed above may have the effect of precluding acquisition of control of MAA by a third party without the consent of MAA's Board of Directors.

Preferred Stock

MAA's charter authorizes its Board of Directors to issue up to 20,000,000 shares of preferred stock, 868,000 of which have been designated as 8.50% Series I Cumulative Redeemable Preferred Stock, which we refer to as MAA Series I preferred stock. In addition to the MAA Series I preferred stock, the Board of Directors may establish the preferences and rights of any other series of preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of MAA, even if a change in control were in MAA shareholders' best interests. As of December 31, 2025, 867,846 shares of preferred stock were issued and outstanding, all of which shares were MAA Series I preferred stock.

Tennessee Anti-Takeover Statutes

As a Tennessee corporation, MAA is subject to various legislative acts, which impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire MAA and increase the difficulty of consummating any such offers, even if MAA's acquisition would be in MAA shareholders' best interests.

Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

We have a significant institutional investor base, and there is a heightened focus from institutional investors and other stakeholders on corporate responsibility, specifically related to environmental, social and governance, or ESG, factors. Some institutional investors may use these factors to guide their investment strategies, and many institutional investors focus on positive ESG business practices and may consider a company's ESG score when making an investment decision. In addition, many institutional investors may use ESG scores to benchmark companies against their peers. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies' ESG practices are assessed are evolving and inconsistent, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy any new or contradictory criteria. Alternatively, if we elect not to or are unable to satisfy new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our ESG business practices are inadequate. We may face reputational damage in the event that our corporate responsibility standards do not meet the standards set by various stakeholders. In addition, in the event that we communicate certain ESG initiatives and goals, we could fail, or be perceived to have failed, in our achievement of our initiatives or goals, or we could be criticized for the scope of our initiatives or goals or the achievement of our initiatives or goals may be costly. If we fail to satisfy the ESG expectations of investors and other stakeholders or our initiatives are not executed as planned, our reputation and financial results and the market price of MAA's common stock could be adversely affected.

Market interest rates may have an adverse effect on the market value of MAA's common stock.

The market price of shares of common stock of a REIT may be affected by the distribution rate on those shares, as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of MAA's common stock may expect a higher annual distribution rate. Higher interest rates would not, however, result in more funds for MAA to distribute and, in fact, would likely increase MAA's future borrowing costs and potentially decrease funds available for distribution. This could cause the market price of MAA's common stock to go down.

Changes in market conditions or a failure to meet the market's expectations with regard to our results of operations and cash distributions could adversely affect the market price of MAA's common stock.

We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, and is secondarily based upon the real estate market value of the underlying assets. For that reason, MAA's common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of MAA's common stock. In addition, we are subject to the risk that our cash flow will be insufficient to pay distributions to MAA's shareholders. Our failure to meet the market's expectations with regard to future earnings and cash distributions would likely adversely affect the market price of MAA's common stock.

The stock markets, including the NYSE, on which MAA lists its common stock, have, at times, experienced significant price and volume fluctuations. As a result, the market price of MAA's common stock could be similarly volatile, and investors in MAA's common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The market price of MAA's publicly traded securities may be affected by many factors, including:

- our financial condition and operating performance and the performance of other similar companies;
- actual or anticipated differences in our quarterly and annual operating results;
- changes in our revenues or earnings estimates or recommendations by securities analysts;
- publication of research reports about us or our industry by securities analysts;
- additions and departures of key personnel;
- inability to access the capital markets;
- strategic decisions by us or our competitors, such as acquisitions, dispositions, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the issuance of additional shares of MAA's common stock, or the perception that such sales may occur, including under a forward sale agreement and MAA's at-the-market share offering program, or ATM program;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for MAA's common stock;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;
- speculation in the press or investment community;
- actions by institutional shareholders or hedge funds;
- the issuance of ratings, reports and scores related to our corporate responsibility and ESG reports and disclosures;
- changes in accounting principles;
- terrorist acts; and
- general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Risks Related to the Operating Partnership's Organization and Ownership of OP Units

The Operating Partnership's existing unitholders have limited approval rights, which may prevent the Operating Partnership's sole general partner, MAA, from completing a change of control transaction that may be in the best interests of all unitholders of the Operating Partnership and all shareholders of MAA.

MAA may not engage in a sale or other disposition of all or substantially all of the assets of the Operating Partnership, dissolve the Operating Partnership or, upon the occurrence of certain triggering events, take any action that would result in any unitholder realizing taxable gain, without the approval of the holders of a majority of the outstanding OP Units held by holders other than MAA or its affiliates, or Class A OP Units. The right of the holders of our Class A OP Units to vote on these transactions could limit MAA's ability to complete a change of control transaction that might otherwise be in the best interest of all unitholders of the Operating Partnership and all shareholders of MAA.

In certain circumstances, certain of the Operating Partnership's unitholders must approve the Operating Partnership's sale of certain properties contributed by the unitholders.

In certain circumstances, as detailed in the limited partnership agreement of the Operating Partnership, the Operating Partnership may not sell or otherwise transfer certain properties unless a specified percentage of the limited partners who were partners in the limited partnership holding such properties at the time of its acquisition by us approves such sale or transfer. The exercise of these approval rights by the Operating Partnership's unitholders could delay or prevent the Operating Partnership from completing a transaction that may be in the best interest of all unitholders of the Operating Partnership and all shareholders of MAA.

MAA, its officers and directors have substantial influence over the Operating Partnership's affairs.

MAA, as the Operating Partnership's sole general partner and acting through its officers and directors, has a substantial influence on the Operating Partnership's affairs. MAA, its officers and directors could exercise their influence in a manner that is not in the best interest of the unitholders of the Operating Partnership. Also, as of December 31, 2025, MAA owned approximately 97.5% of the OP Units. As such, MAA has substantial influence on the outcome of substantially all matters submitted to the Operating Partnership's unitholders for approval.

Insufficient cash flow from operations or a decline in the market price of MAA's common stock may reduce the amount of cash available to the Operating Partnership to meet its obligations.

The Operating Partnership is subject to the risk that its cash flow will be insufficient to make payments on its debt and to make distributions to its unitholders, which may cause MAA to not have the funds to make distributions to its shareholders. MAA's failure to meet the market's expectations with regard to future results of operations and cash distributions would likely adversely affect the market price of its shares and thus potentially reduce MAA's ability to contribute funds from issuances down to the Operating Partnership, resulting in a lower level of cash available for investment, to make payments on its debt or to make distributions to its unitholders.

Risks Related to Tax Laws

Failure to qualify as a REIT would cause us to be taxed as a corporation, which would significantly reduce funds available for distribution to shareholders.

If MAA fails to qualify as a REIT for federal income tax purposes, MAA will be subject to federal income tax on its taxable income at regular corporate rates without the benefit of the dividends paid deduction applicable to REITs. In addition, unless MAA is entitled to relief under applicable statutory provisions, MAA would be ineligible to make an election for treatment as a REIT for the four taxable years following the year in which it loses its qualification. The additional tax liability resulting from the failure to qualify as a REIT would significantly reduce or eliminate the amount of funds available for distribution to MAA's shareholders. MAA's failure to qualify as a REIT also could impair its ability to expand its business and raise capital, and would adversely affect the value of MAA's common stock.

MAA believes that it is organized and qualified as a REIT, and MAA intends to operate in a manner that will allow it to continue to qualify as a REIT. MAA cannot assure, however, that it is qualified or will remain qualified as a REIT. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations and involves the determination of a variety of factual matters and circumstances not entirely within MAA's control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of qualification as a REIT. Even if MAA qualifies as a REIT, MAA will be subject to various federal, state and local taxes, including property taxes and income taxes on taxable income that MAA does not timely distribute to its shareholders. In addition, MAA may hold certain assets and engage in certain activities that a REIT could not engage in directly through its taxable REIT subsidiaries, or TRS, and those TRS will be subject to federal income tax at regular corporate rates on their taxable income without the benefit of the dividends paid deduction applicable to REITs.

Furthermore, we have a subsidiary that has elected to be treated as a REIT, and if our subsidiary REIT were to fail to qualify as a REIT, it is possible that we also would fail to qualify as a REIT unless we (or the subsidiary REIT) could qualify for certain relief provisions. The qualification of our subsidiary REIT as a REIT will depend on satisfaction, on an annual or quarterly basis, of numerous requirements set forth in highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. A determination as to whether such requirements are satisfied involves various factual matters and circumstances not entirely within our control. The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements for us. No assurance can be given that our subsidiary REIT will qualify as a REIT for any particular year.

The Operating Partnership may fail to be treated as a partnership for federal income tax purposes.

We believe that the Operating Partnership qualifies, and has so qualified since its formation, as a partnership for federal income tax purposes and not as a publicly traded partnership taxable as a corporation. No assurance can be provided, however, that the Internal Revenue Service, or IRS, will not challenge the treatment of the Operating Partnership as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for federal income tax purposes, then the taxable income of the Operating Partnership would be taxable at regular corporate income tax rates. In addition, the treatment of the Operating Partnership as a corporation would cause MAA to fail to qualify as a REIT. See "Failure to qualify as a REIT would cause us to be taxed as a corporation, which would significantly reduce funds available for distribution to shareholders" above.

Certain dispositions of property by us may generate prohibited transaction income, resulting in a 100% penalty tax on any gain attributable to the disposition.

Any gain resulting from a transfer of property that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated for federal income tax purposes as income from a prohibited transaction that is subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property would be considered prohibited transactions. Whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As such, the IRS may contend that certain transfers or disposals of properties by us are prohibited transactions. If the IRS were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for federal income tax purposes. A safe harbor to the characterization of the disposition of property as a prohibited transaction and the resulting imposition of the 100% tax is available; however, we cannot assure that we will be able to comply with such safe harbor in connection with any property dispositions.

Legislative or regulatory income tax changes related to REITs could materially and adversely affect us.

The U.S. federal income tax laws and regulations governing REITs and their shareholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form changes to the U.S. federal income tax laws applicable to us and MAA's shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in MAA's stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management Program

We recognize the importance of maintaining the integrity of our information systems and safeguarding the confidential business and personal information we receive and store about our residents, prospective residents, employees and suppliers. As such, we have implemented a cybersecurity risk management program designed to assess, identify and manage material risks from cybersecurity threats. Our cybersecurity risk management program is designed to employ what we believe are industry best practices, including monitoring and analysis of the threat environment, vulnerability assessments and third-party cybersecurity risks; detecting and responding to cyber attacks, cybersecurity incidents and data breaches; cybersecurity crisis preparedness, incident response plans, and business continuity and disaster recovery capabilities; and investments in cybersecurity infrastructure and program needs. Key processes in our program include:

- regular cybersecurity training and testing for employees with company email and access to connected devices;
- continuous security event monitoring, management and incident response;
- regular testing of incident response procedures;
- regular internal reporting;
- regular consulting with external advisors and specialists regarding opportunities and enhancements to strengthen our cyber practices and policies and enhance our cybersecurity maturity;
- independent third-party testing of our information technology controls and defenses, including penetration tests;
- independent third-party audits of our cybersecurity controls; and
- annual independent third-party reviews of program maturity based on the National Institute of Standards and Technology (NIST) cybersecurity framework.

In addition, as part of our cybersecurity risk management program, we have processes designed to oversee and identify material risks from cybersecurity threats associated with our use of third-party service providers, and our cybersecurity risk management program takes into account third-party systems through which we could be impacted by the compromise of the security of a third-party service provider. In this regard, we conduct due diligence on third-party service providers with respect to cybersecurity risks prior to entering into relationships with them, and we regularly assess security risks associated with our use of third-party service providers, including onboarding contract employees through the same process we onboard our own employees. In addition, we contractually require third-party service providers to promptly notify us of any actual or suspected breach impacting our data or operations, and we continuously track mission critical vendors using a third-party monitoring service.

We maintain a cyber insurance policy, we periodically meet with our insurance broker and insurer to discuss emerging trends in cybersecurity and we utilize self-assessment tools and other services provided by our insurance broker and insurer, including annual tabletop exercises conducted by cybersecurity experts.

Our cybersecurity risk management program is integrated into our overall risk management system. To help identify, assess and manage material risks from cybersecurity threats, we include cyber risk in our enterprise risk management, or ERM, evaluation and strategy process. Our ERM process takes a top-down, enterprise view of risks; it is an ongoing process consisting of risk identification, risk rating, analysis and action plans, and reporting and monitoring. Our Senior Vice President Information Security and Privacy has a dotted line reporting relationship to our Chief Administrative Officer and General Counsel to help ensure that risks from cybersecurity threats are considered as part of the broader ERM process. At a management level, our Chief Administrative Officer and General Counsel leads our ERM process.

We do not believe that any risks from cybersecurity threats of which we are aware, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For information regarding the risks we face associated with cybersecurity incidents, see "Risk Factors – We rely on information technology systems in our operations, and any breach or security failure of those systems could materially adversely affect our business, financial condition, results of operations and reputation" included in this Annual Report on Form 10-K.

Governance

The Audit Committee of our Board of Directors is responsible for oversight of risks from cybersecurity threats. At a management level, our cybersecurity risk management program is led by our Chief Technology and Innovation Officer who has over 20 years of experience providing business and information technology, or IT, process consulting and regulatory compliance services, including founding a cyber-security consulting and regulatory compliance firm and serving as Sarbanes-Oxley subject matter specialist for an international public accounting firm, and whose certifications include Certified Public Accountant and Certified Information Systems Auditor. Partnering with our Chief Technology and Innovation Officer is our Senior Vice President Information Security and Privacy, who has over 30 years of IT technical and IT business process experience and has been an IT and cyber security leader for multiple financial services companies. Collectively, our cybersecurity team consists of 5 professionals with an average cybersecurity tenure of 15 years and various relevant certifications. Members of our cybersecurity team deliver regular updates to our Chief Technology and Innovation Officer and Chief Administrative Officer and General Counsel.

The Audit Committee of our Board of Directors receives regular reports, including an annual cybersecurity maturity assessment and quarterly scorecards, from our Chief Technology and Innovation Officer. Those reports cover topics related to information security, privacy, and cyber risks and our risk management processes, including the status of any recent cybersecurity events, the emerging threat landscape, and the status of capital investments in our information security infrastructure. The Audit Committee provides regular reports to the full Board of Directors. In addition, the Audit Committee and the full Board of Directors have authority to engage external consultants, including legal, accounting or other advisors, such as cybersecurity firms, in carrying out its oversight of our cybersecurity risk management program. Likewise, the Audit Committee or the Board of Directors may request members of management or others to attend meetings at which cybersecurity risk management is addressed.

As part of our cybersecurity risk management program, we have adopted an incident response plan which provides for controls and procedures upon the occurrence of a cybersecurity event. In connection with that plan, we have established a cross-functional critical response team, comprised of members of management under the direction of our Chief Technology and Innovation Officer and Chief Administrative Officer and General Counsel, which is responsible for monitoring our cybersecurity incident response. In addition, this critical response team performs an impact assessment in the event of the occurrence of a cybersecurity event meeting certain criteria, which is elevated for the team's review and, if any such cybersecurity event is determined by the critical response team to have the potential to have a material impact on the Company, the cybersecurity event is elevated for further review and assessment by a senior management team, which includes all of the members of our standing crises control committee, and, under certain circumstances, the Audit Committee and/or the full Board of Directors.

Cybersecurity risks are part of the broader ERM process overseen by our Board of Directors. ERM risk assessment results are presented annually to the Board of Directors, and status updates are delivered quarterly to the Audit Committee.

Item 2. Properties.

We own, operate, acquire and selectively develop apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. with the potential for above average growth and return on investment. Approximately 70% of our apartment units are located in the Florida, Georgia, North Carolina, and Texas markets. Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by upscale amenities, extensive landscaping and attention to aesthetic detail.

The following schedule summarizes our apartment community portfolio by location as of December 31, 2025, as well as occupancy levels and average effective rent per unit by location for the year ended December 31, 2025:

	Number of Communities [1]	Number of Units [2]	Average Physical Occupancy [3]	Average Effective Rent per Unit [4]
Atlanta, GA	29	11,434	95.3%	$ 1,791
Dallas, TX	26	9,755	95.3%	1,662
Austin, TX	20	6,795	95.1%	1,532
Charlotte, NC	20	5,995	95.8%	1,645
Orlando, FL	14	5,907	95.8%	1,983
Tampa, FL	14	5,416	96.0%	2,093
Raleigh/Durham, NC	15	5,350	95.6%	1,524
Houston, TX	15	4,859	95.8%	1,450
Nashville, TN	12	4,375	95.6%	1,669
Fort Worth, TX	9	3,687	95.5%	1,579
Jacksonville, FL	10	3,496	95.6%	1,478
Charleston, SC	11	3,168	96.0%	1,831
Phoenix, AZ	9	2,968	95.8%	1,702
Greenville, SC	10	2,354	95.9%	1,356
Northern Virginia	4	1,888	96.2%	2,550
Savannah, GA	6	1,837	95.2%	1,707
Memphis, TN	3	1,193	94.9%	1,426
Richmond, VA	6	1,732	96.3%	1,698
San Antonio, TX	4	1,504	95.2%	1,340
Birmingham, AL	5	1,462	95.8%	1,426
Fredericksburg, VA	4	1,435	96.5%	1,944
Huntsville, AL	3	1,228	93.4%	1,276
Denver, CO	3	1,118	95.4%	1,939
Kansas City, MO-KS	3	1,110	95.6%	1,670
Chattanooga, TN	4	943	95.6%	1,262
Lexington, KY	4	924	96.2%	1,329
Norfolk / Hampton / Virginia Beach, VA	3	788	95.9%	1,734
Las Vegas, NV	2	721	95.6%	1,598
Tallahassee, FL	2	604	96.1%	1,558
South Florida, FL	1	480	95.4%	2,452
Gainesville, FL	2	468	95.6%	1,710
Louisville, KY	1	384	95.7%	1,235
Rockville, MD	1	361	96.4%	2,353
Gulf Shores, AL	1	324	95.2%	1,406
Panama City, FL	1	254	95.2%	1,623
Charlottesville, VA	1	251	96.1%	2,126
Same Store	**278**	**96,568**	**95.6%**	**$ 1,690**
Phoenix, AZ	4 [5]	640	84.1%	1,799
Charlotte, NC	3	668	43.9%	2,058
Dallas, TX	2	748	77.1%	1,642
Raleigh/Durham, NC	2	712	50.2%	1,693
Memphis, TN	1	618	93.2%	1,236
Salt Lake City, UT	1	400	86.4%	1,707
Austin, TX	1	384	94.6%	1,235
Denver, CO	1	352	85.0%	2,139
Tampa, FL	1	344	27.5%	3,058
Atlanta, GA	1	340	82.1%	2,009
Kansas City, MO-KS	1	318	74.6%	1,494
Houston, TX	1	316	94.4%	1,276
Orlando, FL	1	310	93.2%	1,966
Gulf Shores, AL	1	96	95.8%	2,299
Charleston, SC	1 [5]	—	—	—
Richmond, VA	1 [5]	—	—	—
Total [6]	**301**	**102,814**	**94.3%**	**$ 1,695**

[1] Number of communities includes eight communities under development as of December 31, 2025. One of these development communities is a phase II expansion of an existing apartment community.
[2] Number of units excludes development units not yet delivered.
[3] Average physical occupancy is calculated by dividing the average daily number of units occupied in 2025 by the total number of units at each apartment community.
[4] Average effective rent per unit represents the average of gross rent amounts, after the effect of leasing concessions, for occupied apartment units plus prevalent market rates asked for unoccupied apartment units, divided by the total number of units. Leasing concessions represent discounts to the current market rate.
[5] Includes a new multifamily apartment community development that has not yet delivered any units.
[6] Schedule excludes a 269-unit joint venture property in Washington, D.C.

Thirty-five of our apartment communities reflected in the above schedule also include retail components. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for a discussion of our Same Store and Non-Same Store and Other segments.

Mortgage Financing

As of December 31, 2025, we had $363.3 million of indebtedness collateralized, secured and outstanding as set forth in Schedule III – Real Estate and Accumulated Depreciation included in this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

As disclosed in Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K, we are engaged in certain legal proceedings, and the disclosure set forth in Note 11 relating to legal proceedings is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Mid-America Apartment Communities, Inc.

Market Information

MAA's common stock has been listed and traded on the NYSE under the symbol "MAA" since its initial public offering in February 1994. As of February 3, 2026, there were approximately 1,900 holders of record of the common stock. MAA believes it has a significantly larger number of beneficial owners of its common stock.

MAA has a history of declaring dividends to holders of MAA common stock. The timing and amount of future dividends will depend on actual cash flows from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as MAA's Board of Directors deems relevant. MAA's Board of Directors may modify MAA's dividend policy from time to time.

Direct Stock Purchase and Distribution Reinvestment Plan

MAA has established the dividend and distribution reinvestment stock purchase plan, or DRSPP, under which holders of common stock, preferred stock and OP Units can elect to automatically reinvest their distributions in shares of MAA's common stock. The DRSPP also allows for the optional purchase of MAA's common stock of at least $250, but not more than $5,000 in any given month. In its absolute discretion, MAA may grant waivers to allow for optional cash payments in excess of $5,000. To fulfill its obligations under the DRSPP, MAA may either issue additional shares of common stock or repurchase common stock in the open market. MAA may elect to sell shares under the DRSPP at up to a 5% discount. During the year ended December 31, 2025, MAA issued 10,006 shares through the DRSPP and no shares were issued at a discount.

Mid-America Apartments, L.P.

Operating Partnership Units

There is no established public trading market for the Operating Partnership's OP Units. From time to time, we issue shares of MAA's common stock in exchange for OP Units tendered to the Operating Partnership for redemption in accordance with the provisions of the Operating Partnership's limited partnership agreement. As of December 31, 2025, there were 119,819,916 OP Units outstanding in the Operating Partnership, of which 116,878,077 OP Units, or 97.5%, were owned by MAA and 2,941,839 OP Units, or 2.5%, were owned by limited partners. Under the terms of the Operating Partnership's limited partnership agreement, the limited partner holders of OP Units have the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for one share of MAA common stock per one OP Unit or a cash payment based on the market value of MAA's common stock at the time of redemption, at the option of MAA. During the year ended December 31, 2025, MAA issued a total of 133,714 shares of common stock upon redemption of OP Units.

At-the-Market Equity Offering Program

MAA has entered into an at-the-money equity offering program, or ATM program, enabling MAA to sell shares of its common stock into the existing market at current market prices from time to time to or through the sales agents under the ATM program. Pursuant to the ATM program, MAA from time to time may also enter into forward sale agreements and sell shares of common stock pursuant to these agreements. Through the ATM program, MAA may issue up to an aggregate of 4.0 million shares of its common stock at such times as determined by MAA. MAA has no obligation to issue shares through the ATM program. During the year ended December 31, 2025, MAA did not sell any shares of common stock under the ATM program. As of December 31, 2025, 4.0 million shares of MAA's common stock remained issuable under the ATM program.

Stock Repurchase Plan

In December 2015, MAA's Board of Directors authorized the repurchase of up to 4.0 million shares of MAA common stock, which represented approximately 5.3% of MAA's common stock outstanding at the time of such authorization. From time to time, we may repurchase shares under this authorization when we believe that shareholder value would be enhanced. Factors affecting this determination include, among others, the share price and expected rates of return. As of December 31, 2025, 206,916 shares have been repurchased under the authorization. See "Purchases of Equity Securities" below.

Purchases of Equity Securities

The following table reflects repurchases of shares of MAA's common stock during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs [1]
October 1, 2025 - October 31, 2025	—	$ —	—	4,000,000
November 1, 2025 - November 30, 2025	—	$ —	—	4,000,000
December 1, 2025 - December 31, 2025	206,916	$ 131.61	206,916	3,793,084
Total	206,916		206,916	3,793,084

[1] This column reflects the number of shares of MAA's common stock that are available for purchase under the 4.0 million share repurchase program authorized by MAA's Board of Directors in December 2015.

Comparison of Five-year Cumulative Total Returns

The following graph compares the cumulative total returns of the shareholders of MAA since December 31, 2020 with the S&P 500 Index and the Dow Jones (DJ) U.S. Real Estate Apartments Index. The graph assumes that the base share price for our common stock and each index is $100 and that all dividends are reinvested. The performance graph is not necessarily indicative of future investment performance.



	Year Ended December 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Mid-America Apartment Communities, Inc.	$ 100.00	$ 185.87	$ 130.58	$ 116.13	$ 139.29	$ 130.43
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
DJ U.S. Real Estate Apartments Index	100.00	161.76	109.86	117.67	141.76	129.69

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion analyzes the financial condition and results of operations of both MAA and the Operating Partnership, of which MAA is the sole general partner and in which MAA owned a 97.5% interest as of December 31, 2025. MAA conducts all of its business through the Operating Partnership and its various subsidiaries. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results, performance and achievements may differ materially from those expressed or implied by such forward-looking statements as a result of many factors, including, but not limited to, those under the heading "Risk Factors" in this Annual Report on Form 10-K.

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. We own, operate, acquire and selectively develop apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. As of December 31, 2025, we owned and operated 293 apartment communities (which does not include development communities under construction) through the Operating Partnership and its subsidiaries, and had an ownership interest in one apartment community through an unconsolidated real estate joint venture. In addition, as of December 31, 2025, we had eight development communities under construction, and 35 of our apartment communities included retail components. Our apartment communities, including development communities under construction, were located across 16 states and the District of Columbia as of December 31, 2025.

We report in two segments, Same Store and Non-Same Store and Other. Our Same Store segment represents those apartment communities that have been owned and stabilized for at least 12 months as of the first day of the calendar year. Communities are considered stabilized when achieving 90% average physical occupancy for 90 days. Our Non-Same Store and Other segment includes recently acquired communities, communities being developed or in lease-up, communities that have been disposed of or identified for disposition, communities that have incurred a significant casualty loss and stabilized communities that do not meet the requirements to be Same Store communities. Also included in our Non-Same Store and Other segment are non-multifamily activities and expenses related to severe weather events, including hurricanes and winter storms. Additional information regarding the composition of our segments is included in Note 13 to the consolidated financial statements included in this Annual Report on Form 10-K.

Overview

For the year ended December 31, 2025, net income available for MAA common shareholders was $443.2 million as compared to $523.9 million for the year ended December 31, 2024. Results for the year ended December 31, 2025 included $72.1 million of gain related to the sale of depreciable real estate assets, $6.1 million of non-cash gain, net of tax, from investments, $4.6 million in net casualty gain and $1.1 million of non-cash gain related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares, partially offset by $61.9 million of legal costs and settlements. Results for the year ended December 31, 2024 included $55.0 million of gain related to the sale of depreciable real estate assets, $11.2 million of gain on the consolidation of a third-party development, $9.3 million in net casualty gain and $6.1 million of non-cash gain, net of tax, from investments, partially offset by $18.8 million of non-cash loss related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares and $9.4 million of legal costs and settlements. Revenues for the year ended December 31, 2025 increased 0.8% as compared to the year ended December 31, 2024, driven by an 18.9% increase in our Non-Same Store and Other segment. Property operating expenses, excluding depreciation and amortization, for the year ended December 31, 2025 increased by 2.2% as compared to the year ended December 31, 2024, driven by a 2.0% increase in our Same Store segment and 4.3% increase in our Non-Same Store and Other segment. The primary drivers of these changes are discussed in the "Results of Operations" section.

Trends

During the year ended December 31, 2025, the change in revenue for our Same Store segment was primarily driven by average effective rent per unit. The average effective rent per unit for our Same Store segment decreased to $1,690 for the year ended December 31, 2025 as compared to $1,698 for the year ended December 31, 2024. This represents a decrease of 0.5% for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Average effective rent per unit represents the average of gross rent amounts, after the effect of leasing concessions, for occupied apartment units plus prevalent market rates asked for unoccupied apartment units, divided by the total number of units. Leasing concessions represent discounts to the current market rate. We believe average effective rent per unit is a helpful measurement in evaluating average pricing; however, it does not represent actual rental revenue collected per unit.

For the year ended December 31, 2025, average physical occupancy for our Same Store segment was 95.6% as compared to 95.5% for the year ended December 31, 2024. Average physical occupancy is a measurement of the total number of our apartment units that are occupied by residents, and it represents the average of the daily physical occupancy for the period.

As of December 31, 2025, resident turnover for our Same Store segment was 40.2% as compared to 42.0% as of December 31, 2024. Resident turnover represents resident move outs, excluding transfers within the Same Store segment, as a percentage of expiring leases on a trailing twelve-month basis as of the end of the reported period.

An important part of our portfolio strategy is to maintain diversity of markets, submarkets, product types and price points in the Southeast, Southwest and Mid-Atlantic regions of the U.S. We have multifamily assets in 38 defined markets, with a presence in approximately 150 submarkets and a mixture of garden-style, mid-rise and high-rise communities. This diversity helps to mitigate exposure to economic issues, including supply and demand factors, in any one geographic market or area. We believe that a well-balanced portfolio, including both urban and suburban locations, with a broad range of monthly rent price points, will provide higher performance and lower volatility throughout the full economic cycle.

Demand for apartments in our markets was solid during 2025, as evidenced by improving occupancy and blended pricing trends, solid traffic patterns and lead volumes along with record low resident turnover. We believe demand for apartments is primarily driven by general economic conditions in our markets and is particularly correlated to job growth, population growth, household formation, in-migration and housing affordability over the long term. We continue to monitor pressures surrounding housing supply, inflation trends and general economic conditions. A worsening of the current environment could contribute to uncertain rent collections going forward, suppress demand for apartments and could drive lower rent growth on new leases and renewals than what we achieved in the year ended December 31, 2025. New supply deliveries, while still elevated by historical standards, continue to be absorbed in a steady manner as the demand for apartment housing remains solid. We believe that we will continue to see a decline in new apartment deliveries in calendar year 2026.

Access to the financial markets remains available for high-credit rated borrowers, such as ourselves. However, overall borrowing costs remain at elevated levels as compared to our in-place fixed rate debt, and we expect this trend to continue. As of December 31, 2025, we had $676.0 million of variable rate debt outstanding under our commercial paper program. Our continued exposure to elevated interest rates is primarily attributable to existing variable-rate borrowings and any future financing activities.

Results of Operations

For the year ended December 31, 2025, we achieved net income available for MAA common shareholders of $443.2 million, a 15.4% decrease as compared to the year ended December 31, 2024, and total revenue growth of $18.1 million, representing a 0.8% increase in property revenues as compared to the year ended December 31, 2024. The following discussion describes the primary drivers of the decrease in net income available for MAA common shareholders for the year ended December 31, 2025 as compared to the year ended December 31, 2024. A discussion of the results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is found in Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 7, 2025, which is available free of charge on the SEC's website at https://www.sec.gov and on our website at https://www.maac.com, on the "For Investors" page under "Filings and Financials—Annual Reports."

Property Revenues

The following table reflects our property revenues by segment for the years ended December 31, 2025 and 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024	Increase (decrease)	% Change
Same Store	$ 2,077,162	$ 2,080,027	$ (2,865)	(0.1)%
Non-Same Store and Other	131,964	110,988	20,976	18.9%
Total	**$ 2,209,126**	**$ 2,191,015**	**$ 18,111**	**0.8%**

The increase in property revenues for our Non-Same Store and Other segment for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was the primary driver of total property revenue growth. The Same Store segment generated a 0.1% decrease in revenues for the year ended December 31, 2025, primarily the result of a decrease in average effective rent per unit of 0.5% as compared to the year ended December 31, 2024. The increase in property revenues from the Non-Same Store and Other segment for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily the result of increased revenues from completed development communities and recently acquired communities.

Property Operating Expenses

Property operating expenses include costs for property personnel, building repairs and maintenance, real estate taxes, insurance, utilities, landscaping and other operating expenses. The following table reflects our property operating expenses by segment for the years ended December 31, 2025 and 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024	Increase (decrease)	% Change
Same Store	$ 772,898	$ 757,841	$ 15,057	2.0%
Non-Same Store and Other	64,909	62,251	2,658	4.3%
Total	**$ 837,807**	**$ 820,092**	**$ 17,715**	**2.2%**

The increase in property operating expenses for our Same Store segment for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily driven by increases in personnel expense of $7.2 million, utilities expense of $5.3 million, building repair and maintenance expense of $2.5 million, and marketing expense of $1.5 million, partially offset by a decrease in property tax expense of $2.2 million. The increase in property operating expenses from the Non-Same Store and Other segment for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily the result of increased expenses from completed development communities and recently acquired communities.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2025 was $622.3 million, an increase of $36.7 million as compared to the year ended December 31, 2024. The increase in depreciation and amortization expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily driven by the recognition of depreciation expense associated with our completed development communities and capital spend activities made in the normal course of business during the year ended December 31, 2025, partially offset from decreased depreciation expense from communities disposed of during the years ended December 31, 2025 and 2024.

Other Income and Expenses

Property management expenses for the year ended December 31, 2025 were $74.8 million, an increase of $2.7 million as compared to the year ended December 31, 2024. General and administrative expenses for the year ended December 31, 2025 were $54.8 million, a decrease of $1.7 million as compared to the year ended December 31, 2024.

Interest expense for the year ended December 31, 2025 was $185.3 million, an increase of $16.7 million as compared to the year ended December 31, 2024. The increase was due to an increase in our average outstanding debt balance and an increase of nine basis points in our effective interest rate, partially offset by an increase in capitalized interest during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

For the years ended December 31, 2025 and 2024, we disposed of two apartment communities each year, resulting in gains on sale of depreciable real estate assets of $72.0 million and $55.0 million, respectively. During the years ended December 31, 2025 and 2024, we did not dispose of any land parcels.

Other non-operating expense (income) for the year ended December 31, 2025 was $47.2 million of expense as compared to $1.7 million of income for the year ended December 31, 2024. The expense for the year ended December 31, 2025 was primarily driven by $61.9 million of legal costs and settlements, partially offset by $7.5 million of non-cash gain from investments, $4.6 million of net casualty related recoveries and $1.1 million of non-cash gain related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares. The income for the year ended December 31, 2024 was primarily driven by $11.2 million of gain on the consolidation of a third-party development, $9.3 million of net casualty related recoveries, $7.8 million of non-cash gain from investments and miscellaneous income of $1.0 million, partially offset by $18.8 million of non-cash loss related to the fair value adjustment of the embedded derivative in the MAA Series I preferred shares and $9.4 million of legal costs and settlements.

Non-GAAP Financial Measures

Funds from Operations and Core Funds from Operations

Funds from operations, or FFO, a non-GAAP financial measure, represents net income available for MAA common shareholders (computed in accordance with GAAP) excluding gains or losses on disposition of operating properties and asset impairment and gain on consolidation of third-party development, plus depreciation and amortization of real estate assets, net income attributable to noncontrolling interests and adjustments for joint ventures. Because net income attributable to noncontrolling interests is added back, FFO, when used in this Annual Report on Form 10-K, represents FFO attributable to common shareholders and unitholders.

FFO should not be considered as an alternative to net income available for MAA common shareholders or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity. Management believes that FFO is helpful to investors in understanding our operating performance, primarily because its calculation excludes depreciation and amortization expense on real estate assets and gain on sale of depreciable real estate assets. We believe that GAAP historical cost depreciation of real estate assets is generally not correlated with changes in the value of those assets, whose value does not diminish predictably over time, as historical cost depreciation implies. While our calculation of FFO is in accordance with the National Association of Real Estate Investment Trusts', or NAREIT's, definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to such other REITs.

Core FFO represents FFO as adjusted for items that are not considered part of our core business operations, such as adjustments related to the fair value of the embedded derivative in the MAA Series I preferred shares; gain or loss on sale of non-depreciable assets; gain or loss on investments, net of tax; casualty related charges and (recoveries), net; gain or loss on debt extinguishment; legal costs, settlements and (recoveries), net; and mark-to-market debt adjustments. Because net income attributable to noncontrolling interests is added back to FFO, Core FFO, when used in this Annual Report on Form 10-K, represents Core FFO attributable to common shareholders and unitholders.

Core FFO should not be considered as an alternative to net income available for MAA common shareholders, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity. Management believes that Core FFO is helpful in understanding our core operating performance between periods in that it removes certain items that by their nature are not comparable over periods and therefore tend to obscure actual operating performance from rental activities. While our definition of Core FFO may be similar to others in the industry, our methodology for calculating Core FFO may differ from that utilized by other REITs and, accordingly, may not be comparable to such other REITs.

The following table presents a reconciliation of net income available for MAA common shareholders to FFO and Core FFO for the years ended December 31, 2025 and 2024, as we believe net income available for MAA common shareholders is the most directly comparable GAAP measure (dollars in thousands):

	Year ended December 31,	
	2025	2024
Net income available for MAA common shareholders	$ 443,221	$ 523,855
Depreciation and amortization of real estate assets	616,774	579,927
Gain on sale of depreciable real estate assets	(72,066)	(55,003)
MAA's share of depreciation and amortization of real estate assets of real estate joint venture	667	628
Gain on consolidation of third-party development [1]	—	(11,239)
Net income attributable to noncontrolling interests	9,657	14,033
FFO attributable to common shareholders and unitholders	998,253	1,052,201
(Gain) loss on embedded derivative in preferred shares [1]	(1,111)	18,751
Gain on investments, net of tax [1][2]	(6,069)	(6,078)
Casualty related (recoveries) and charges, net [1]	(4,598)	(9,326)
Legal costs, settlements and (recoveries), net [1][3]	61,908	9,437
Core FFO attributable to common shareholders and unitholders	$ 1,048,383	$ 1,064,985

[1] Included in "Other non-operating expense (income)" in the Consolidated Statements of Operations.
[2] For the years ended December 31, 2025 and 2024, gain on investments is presented net of tax expense of $1.4 million and $1.7 million, respectively.
[3] For the years ended December 31, 2025 and 2024, in accordance with our accounting policies, we recognized $61.9 million and $8.0 million, respectively, of accrued legal settlements and legal defense costs.

Core FFO attributable to common shareholders and unitholders for the year ended December 31, 2025 was $1.0 billion, a decrease of $16.6 million as compared to the year ended December 31, 2024, primarily as a result of increases in property operating expenses, excluding depreciation and amortization, of $17.7 million, and interest expense of $16.7 million, partially offset by an increase in property revenues of $18.1 million.

Net Debt, EBITDA, EBITDAre, and Adjusted EBITDAre

Net debt, a non-GAAP financial measure, represents unsecured notes payable, net and secured notes payable, net less cash and cash equivalents and 1031(b) exchange proceeds included in restricted cash. Management considers net debt a helpful tool in evaluating our debt position. Net debt should not be considered as an alternative to any GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, a non-GAAP financial measure, represents net income (computed in accordance with GAAP) plus depreciation and amortization, interest expense, and income taxes. As an owner and operator of real estate, management considers EBITDA to be an important measure of performance from core operations because EBITDA excludes various expense items that are not indicative of operating performance. EBITDA should not be considered as an alternative to net income, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

EBITDA*re* is composed of EBITDA adjusted for the gain or loss on sale of depreciable assets, gain on consolidation of third-party development and adjustments to reflect our share of EBITDA*re* of an unconsolidated affiliate. As an owner and operator of real estate, management considers EBITDA*re* to be an important measure of performance from core operations because EBITDA*re* excludes various expense items that are not indicative of operating performance. While our definition of EBITDA*re* is in accordance with NAREIT's definition, it may differ from the methodology utilized by other REITs to calculate EBITDA*re* and, accordingly, may not be comparable to such other REITs. EBITDA*re* should not be considered as an alternative to net income, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

Adjusted EBITDA*re* is comprised of EBITDA*re* further adjusted for items that are not considered part of our core operations such as adjustments related to the fair value of the embedded derivative in the MAA Series I preferred shares; gain or loss on sale of non-depreciable assets; gain or loss on investments; casualty related charges and (recoveries), net; gain or loss on debt extinguishment; and legal costs, settlements and (recoveries), net. As an owner and operator of real estate, management considers Adjusted EBITDA*re* to be an important measure of performance from core operations because Adjusted EBITDA*re* excludes various income and expense items that are not indicative of operating performance. Our computation of Adjusted EBITDA*re* may differ from the methodology utilized by other REITs to calculate Adjusted EBITDA*re*. Adjusted EBITDA*re* should not be considered as an alternative to net income, or any other GAAP measurement, as an indicator of operating performance or as an alternative to cash flow from operating, investing and financing activities as a measure of liquidity.

Management monitors its debt levels to a ratio of net debt to Adjusted EBITDA*re* in order to maintain our investment grade credit ratings. We believe this is an important factor in the management of our debt levels to maintain an optimal capital structure, and it is also considered in the assignment of our credit ratings. Adjusted EBITDA*re* is measured on a trailing twelve-month basis.

The following table presents a reconciliation of unsecured notes payable, net and secured notes payable, net to net debt as of December 31, 2025 and 2024, as we believe unsecured notes payable, net and secured notes payable, net, combined, is the most directly comparable GAAP measure (dollars in thousands):

	December 31, 2025	December 31, 2024
Unsecured notes payable, net	$ 5,044,979	$ 4,620,690
Secured notes payable, net	360,393	360,267
Total debt	**5,405,372**	**4,980,957**
Cash and cash equivalents	(60,258)	(43,018)
Net debt	**$ 5,345,114**	**$ 4,937,939**

The following table presents a reconciliation of net income to EBITDA, EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2025 and 2024, as we believe net income is the most directly comparable GAAP measure (dollars in thousands):

	Year Ended	
	December 31, 2025	December 31, 2024
Net income	$ 456,566	$ 541,576
Depreciation and amortization	622,295	585,616
Interest expense	185,257	168,544
Income tax expense	4,595	5,240
EBITDA	1,268,713	1,300,976
Gain on sale of depreciable real estate assets	(72,066)	(55,003)
Gain on consolidation of third-party development [1]	—	(11,239)
Adjustments to reflect the Company's share of EBITDA*re* of an unconsolidated affiliate	1,424	1,363
EBITDA*re*	1,198,071	1,236,097
(Gain) loss on embedded derivative in preferred shares [1]	(1,111)	18,751
Gain on investments [1]	(7,457)	(7,809)
Casualty related (recoveries) and charges, net [1]	(4,598)	(9,326)
Legal costs, settlements and (recoveries), net [1] [2]	61,908	9,437
Adjusted EBITDA*re*	$ 1,246,813	$ 1,247,150

[1] Included in "Other non-operating expense (income)" in the Consolidated Statements of Operations.
[2] For the years ended December 31, 2025 and 2024, in accordance with our accounting policies, we recognized $61.9 million and $8.0 million, respectively, of accrued legal settlements and legal defense costs.

Our net debt to Adjusted EBITDA*re* ratio as of December 31, 2025 was 4.3x as compared to a ratio of 4.0x as of December 31, 2024. The change in the ratio was primarily due to an increase of $407.2 million in comparing net debt as of December 31, 2025 to net debt as of December 31, 2024. The increase in net debt was primarily due to an increase in borrowings under the commercial paper program, partially offset by an increase in cash and cash equivalents. The increase in borrowings under the commercial paper program was primarily driven by an increase in cash requirements to fund acquisition, development, redevelopment and property repositioning activities.

Liquidity and Capital Resources

Overview

Our cash flows from operating, investing and financing activities, as well as general economic and market conditions, are the principal factors affecting our liquidity and capital resources.

We expect that our primary uses of cash will be to fund our ongoing operating needs, to fund our ongoing capital spending requirements, which relate primarily to our development, redevelopment and property repositioning activities, to repay maturing borrowings, to fund the future acquisition of assets and to pay shareholder dividends. We expect to meet our cash requirements through net cash flows from operating activities, existing unrestricted cash and cash equivalents, borrowings under our commercial paper program and our revolving credit facility, the future issuance of debt and equity and the future disposition of assets.

We historically have had positive net cash flows from operating activities. We believe that future net cash flows generated from operating activities, existing unrestricted cash and cash equivalents, borrowing capacity under our current commercial paper program and revolving credit facility, and our ability to issue debt and equity will provide sufficient liquidity to fund the cash requirements for our business over the next 12 months and the foreseeable future.

As of December 31, 2025, we had $879.2 million of combined unrestricted cash and cash equivalents and available capacity under our revolving credit facility.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.1 billion for the year ended December 31, 2025, a decrease of $20.1 million as compared to the year ended December 31, 2024. The decrease in operating cash flows was primarily driven by an increase in property operating expenses.

Cash Flows from Investing Activities

Net cash used in investing activities was $690.2 million for the year ended December 31, 2025, a decrease of $135.3 million as compared to the year ended December 31, 2024. The primary drivers of the change were as follows (dollars in thousands):

	Primary drivers of cash (outflow) inflow during the year ended December 31,		Increase (Decrease) in Net Cash
	2025	**2024**	
Purchases of real estate and other assets	$ (133,447)	$ (301,071)	$ 167,624
Capital improvements and other	(360,238)	(322,372)	(37,866)
Development costs	(272,030)	(313,888)	41,858
Contributions to affiliates	(9,850)	(2,874)	(6,976)
Proceeds from sale of markable equity securities	—	9,975	(9,975)
Net proceeds from insurance recoveries	3,657	20,195	(16,538)

The decrease in cash outflows for purchases of real estate and other assets was primarily driven by the number of real estate assets acquired during the year ended December 31, 2025 as compared to the year ended December 31, 2024. During the year ended December 31, 2025, we acquired one apartment community and closed on the pre-purchase of a multifamily development community. During the year ended December 31, 2024, we acquired three apartment communities and closed on the pre-purchase of a multifamily development community. The increase in cash outflows for capital improvements and other was primarily driven by increased capital spend relating to our property redevelopment and repositioning activities during the year ended December 31, 2025 as compared to the year ended December 31, 2024. The decrease in cash outflows for development costs was primarily driven by decreased development activity during the year ended December 31, 2025 as compared to the year ended December 31, 2024. The increase in cash outflows for contributions to affiliates was driven by a larger amount of investments made in the technology-focused limited partnerships during the year ended December 31, 2025 as compared to the year ended December 31, 2024. The decrease in cash inflows from proceeds from sale of marketable equity securities resulted from no marketable securities being sold during the year ended December 31, 2025 as compared to the sale of marketable equity securities during the year ended December 31, 2024. The decrease in cash inflows from net proceeds from insurance recoveries was driven by a decrease in insurance reimbursements received for storm-related casualty claims during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Cash Flows from Financing Activities

Net cash used in financing activities was $370.7 million for the year ended December 31, 2025, an increase of $99.6 million as compared to the year ended December 31, 2024. The primary drivers of the change were as follows (dollars in thousands):

	Primary drivers of cash inflow (outflow) during the year ended December 31,		Increase (Decrease) in Net Cash
	2025	**2024**	
Net proceeds from (payments of) commercial paper	$ 426,000	$ (245,000)	$ 671,000
Proceeds from notes payable	397,416	1,091,646	(694,230)
Repurchase of common shares	(27,235)	—	(27,235)
Dividends paid on common shares	(709,024)	(686,900)	(22,124)
Acquisition of noncontrolling interests	(26,786)	—	(26,786)

The increase in cash inflows related to the net proceeds from (payments of) commercial paper resulted from the increase in net borrowings of $426.0 million under our commercial paper program during the year ended December 31, 2025 as compared to the decrease in net borrowings of $245.0 million under our commercial paper program during the year ended December 31, 2024. The decrease in cash inflows from proceeds from notes payable resulted from the issuance of $400.0 million of unsecured senior notes during the year ended December 31, 2025 as compared to the issuance of $1.1 billion of unsecured senior notes during the year ended December 31, 2024. The increase in cash outflows for repurchase of common shares resulted from MAA's repurchase of 0.2 million shares of its common stock at an average price of $131.61 per share for total consideration of $27.2 million under its share repurchase program during the year ended December 31, 2025 as compared to no repurchase of common shares during the year ended December 31, 2024. The increase in cash outflows from dividends paid on common shares primarily resulted from the increase in the dividend rate to $6.06 per share during the year ended December 31, 2025 as compared to the dividend rate of $5.88 per share during the year ended December 31, 2024. The increase in cash outflows from the acquisition of noncontrolling interests resulted from the acquisitions of the noncontrolling interests in two consolidated real estate entities during the year ended December 31, 2025 as compared to no acquisition of noncontrolling interests during the year ended December 31, 2024.

Debt

The following schedule reflects our outstanding debt as of December 31, 2025 (dollars in thousands):

	Principal Balance	Average Years to Rate Maturity	Weighted Average Effective Rate
Unsecured debt			
Fixed rate senior notes	$ 4,400,000	6.0	3.8%
Variable rate commercial paper	676,000	0.1	3.9%
Debt issuance costs, discounts and premiums	(31,021)		
Total unsecured debt	$ 5,044,979	5.2	3.8%
Secured debt			
Fixed rate property mortgages	$ 363,293	23.1	4.4%
Debt issuance costs	(2,900)		
Total secured debt	$ 360,393	23.1	4.4%
Total debt	**$ 5,405,372**	**6.4**	**3.8%**

The following schedule presents the contractual maturity dates of our outstanding debt, net of debt issuance costs, discounts and premiums, as of December 31, 2025 (dollars in thousands):

	Commercial Paper [1] & Revolving Credit Facility [2]	Senior Notes	Property Mortgages	Total
2026	$ 676,000	$ 299,516	$ —	$ 975,516
2027	—	598,907	—	598,907
2028	—	398,519	—	398,519
2029	—	554,833	—	554,833
2030	—	298,573	—	298,573
2031	—	446,959	—	446,959
2032	—	395,428	—	395,428
2033	—	393,928	—	393,928
2034	—	344,477	—	344,477
2035	—	344,342	—	344,342
Thereafter	—	293,497	360,393	653,890
Total	**$ 676,000**	**$ 4,368,979**	**$ 360,393**	**$ 5,405,372**

[1] There was $676.0 million outstanding under MAALP's commercial paper program as of December 31, 2025. Under the terms of the program, MAALP may issue up to a maximum aggregate amount outstanding at any time of $750.0 million. For the year ended December 31, 2025, average daily borrowings outstanding under the commercial paper program were $379.9 million.

[2] There were no borrowings outstanding under MAALP's $1.5 billion unsecured revolving credit facility as of December 31, 2025.

The following schedule reflects the maturities and average effective interest rates of our outstanding fixed rate debt, net of debt issuance costs, discounts and premiums, as of December 31, 2025 (dollars in thousands):

	Fixed Rate Debt	Average Effective Rate
2026	$ 299,516	1.2%
2027	598,907	3.7%
2028	398,519	4.2%
2029	554,833	3.7%
2030	298,573	3.1%
2031	446,959	1.8%
2032	395,428	5.4%
2033	393,928	4.8%
2034	344,477	5.1%
2035	344,342	5.1%
Thereafter	653,890	3.8%
Total	**$ 4,729,372**	**3.8%**

Unsecured Revolving Credit Facility & Commercial Paper

In October 2025, MAALP amended its unsecured revolving credit facility, increasing its borrowing capacity to $1.5 billion with an option to expand to $2.0 billion. The revolving credit facility bears interest at a variable rate, at MAALP's election, of either (1) based upon the Secured Overnight Financing Rate plus an applicable margin ranging from 0.65% to 1.40% based upon MAALP's credit rating, with the current spread at 0.725%, or (2) the base rate set forth in the credit agreement plus an applicable margin ranging from 0.00% to 0.40% based upon MAALP's credit rating. The revolving credit facility has a maturity date in January 2030 with an option to extend for two additional six-month periods. As of December 31, 2025, there was no outstanding balance under the revolving credit facility, while $5.0 million of capacity was used to support outstanding letters of credit.

MAALP has established an unsecured commercial paper program whereby MAALP may issue unsecured commercial paper notes with varying maturities not to exceed 397 days. In October 2025, MAALP amended its commercial paper program to increase the maximum aggregate principal amount of notes that may be outstanding under the program from $625.0 million to $750.0 million. As of December 31, 2025, there were $676.0 million of borrowings outstanding under the commercial paper program. For the year ended December 31, 2025, the average daily borrowings outstanding under the commercial paper program were $379.9 million.

Unsecured Senior Notes

As of December 31, 2025, MAALP had $4.4 billion of publicly issued unsecured senior notes outstanding.

In January 2024, MAALP publicly issued $350.0 million in aggregate principal amount of unsecured senior notes due March 2034 with a coupon rate of 5.000% per annum and at an issue price of 99.019%. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, and commenced on September 15, 2024. The notes have an effective interest rate of 5.123%. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program.

In May 2024, MAALP publicly issued $400.0 million in aggregate principal amount of unsecured senior notes due February 2032 with a coupon rate of 5.300% per annum and at an issue price of 99.496%. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, and commenced on August 15, 2024. The notes have an effective interest rate of 5.382%. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program.

In June 2024, MAALP retired $400.0 million of publicly issued unsecured senior notes at maturity using available cash on hand and borrowings under the commercial paper program.

In December 2024, MAALP publicly issued $350.0 million in aggregate principal amount of unsecured senior notes due March 2035 with a coupon rate of 4.950% per annum and at an issue price of 99.170%. Interest is payable semi-annually in arrears on March 1 and September 1 of each year, and commenced on September 1, 2025. The notes have an effective interest rate of 5.053%. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program.

In November 2025, MAALP publicly issued $400.0 million in aggregate principal amount of unsecured senior notes due January 2033 with a coupon rate of 4.650% per annum and at an issue price of 99.354%. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2026. The notes have an effective interest rate of 4.755%. The proceeds from the sale of the notes were used to repay borrowings under MAALP's commercial paper program, which were used to repay MAALP's 2015 publicly issued notes that matured in November 2025.

In November 2025, MAALP retired $400.0 million of publicly issued unsecured senior notes at maturity.

Secured Property Mortgages

MAALP maintains secured property mortgages with various life insurance companies. As of December 31, 2025, MAALP had $363.3 million of secured property mortgages outstanding.

For more information regarding our debt capital resources, see Note 5 to the consolidated financial statements included in this Annual Report on Form 10-K.

Equity

As of December 31, 2025, MAA owned 116,878,077 OP Units, comprising a 97.5% limited partnership interest in MAALP, while the remaining 2,941,839 outstanding OP Units were held by limited partners of MAALP other than MAA. Holders of OP Units (other than MAA) may require us to redeem their OP Units from time to time, in which case we may, at our option, pay the redemption price either in cash (in an amount per OP Unit equal, in general, to the average closing price of MAA's common stock on the NYSE over a specified period prior to the redemption date) or by delivering one share of MAA's common stock (subject to adjustment under specified circumstances) for each OP Unit so redeemed. MAA has registered under the Securities Act the 2,941,839 shares of its common stock that, as of December 31, 2025, were issuable upon redemption of OP Units, in order for those shares to be sold freely in the public markets.

As previously discussed in this Annual Report on Form 10-K, MAA has established an ATM program enabling MAA to sell shares of its common stock into the existing market at current market prices from time to time to or through the sales agents under the ATM program. Pursuant to the ATM program, MAA from time to time may also enter into forward sale agreements and sell shares of its common stock pursuant to these agreements. Through the ATM program, MAA may issue up to an aggregate of 4.0 million shares of its common stock at such times as determined by MAA.

MAA has no obligation to issue shares through the ATM program. During the years ended December 31, 2025 and 2024, MAA did not sell any shares of common stock under the ATM program. As of December 31, 2025, 4.0 million shares of MAA's common stock remained issuable under the ATM program.

For more information regarding our equity capital resources, see Note 8 and Note 9 to the consolidated financial statements included in this Annual Report on Form 10-K.

Material Cash Requirements

The following table summarizes material cash requirements as of December 31, 2025 related to contractual obligations, which consist of principal and interest on our debt obligations and right-of-use lease liabilities (dollars in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total
Debt obligations [1]	$ 976,000	$ 600,000	$ 400,000	$ 550,000	$ 300,000	$ 2,613,293	$ 5,439,293
Fixed rate interest	172,744	164,586	145,386	126,124	111,136	693,839	1,413,815
Right-of-use lease liabilities [2]	3,098	3,136	1,714	820	771	54,187	63,726
Total	$ 1,151,842	$ 767,722	$ 547,100	$ 676,944	$ 411,907	$ 3,361,319	$ 6,916,834

[1] Represents principal payments gross of debt issuance costs, discounts and premiums.
[2] Primarily comprised of a ground lease underlying one apartment community we own and the lease of our corporate headquarters.

As of December 31, 2025, we also had obligations, which are not reflected in the table above, to make additional capital contributions to six technology-focused limited partnerships in which we hold equity interests. The capital contributions may be called by the general partners at any time after giving appropriate notice. As of December 31, 2025, we had committed to make additional capital contributions totaling up to $20.8 million if and when called by the general partners of the limited partnerships.

As discussed below, we have other material cash requirements that do not represent contractual obligations, but that we expect to incur in the ordinary course of our business.

As of December 31, 2025, we had eight development communities under construction totaling 2,522 apartment units once complete. Total expected costs for the eight development projects are $932.0 million, of which $625.6 million had been incurred through December 31, 2025. In addition, our property redevelopment and repositioning activities are ongoing, and we incur expenditures relating to recurring capital replacements, which typically include scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. For the year ending December 31, 2026, we expect that our total capital expenditures relating to our development activities, our property redevelopment and repositioning activities and recurring capital replacements will be in line with our total capital expenditures for the year ended December 31, 2025. We expect to have additional development projects in the future.

During the year ended December 31, 2025, we acquired one multifamily apartment community for approximately $96 million and acquired three land parcels for future development for approximately $37 million. These activities were funded from borrowings under the commercial paper program and available cash on hand.

We typically declare cash dividends on MAA's common stock on a quarterly basis, subject to approval by MAA's Board of Directors. We expect to pay quarterly dividends at an annual rate of $6.12 per share of MAA common stock during the year ending December 31, 2026. The timing and amount of future dividends will depend on actual cash flows from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986 and other factors as MAA's Board of Directors deems relevant. MAA's Board of Directors may modify MAA's dividend policy from time to time.

Inflation

Our resident leases at our apartment communities allow for adjustments in the rental rate at the time of renewal, which may enable us to seek rent increases. The majority of our leases are for one year or less. The short-term nature of these leases generally serves to reduce our risk to adverse effects of inflation on our revenue. During the year ended December 31, 2025, we experienced inflationary pressures that drove higher operating expenses, primarily in personnel, utilities, building repair and maintenance, marketing and office operations expenses.

Critical Accounting Estimates

A critical accounting estimate is one that is both important to our financial condition and results of operations and that involves some degree of uncertainty. The preceding discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates and assumptions.

We believe that the estimates and assumptions summarized below are most important to the portrayal of our financial condition and results of operations because they involve a significant level of estimation uncertainty and they have had, or are reasonably likely to have, a material impact on our financial condition or results of operations.

Acquisition of real estate assets

We account for our acquisitions of investments in real estate as asset acquisitions in accordance with Accounting Standards Codification Topic 805, *Business Combinations,* which requires the cost of the real estate acquired to be allocated to the individual acquired tangible assets, consisting of land, buildings and improvements and other, and identified intangible assets, consisting of the value of in-place leases and other contracts, on a relative fair value basis. In calculating the asset value of acquired tangible and intangible assets, management may use significant subjective inputs, including forecasted net operating income, or NOI, and market specific capitalization and discount rates. Management analyzes stabilized NOI to determine its estimate for forecasted NOI. Management estimates the market capitalization rate by analyzing the market capitalization rates for sold properties with comparable ages in similarly sized markets. Management allocates the purchase price of the asset acquisition based on the relative fair value of the individual components as a proportion of the total assets acquired.

Impairment of long-lived assets

We account for long-lived assets in accordance with the provisions of accounting standards for the impairment or disposal of long-lived assets. Management periodically evaluates long-lived assets, including investments in real estate, for indicators that would suggest that the carrying amount of the assets may not be recoverable. The judgments regarding the existence of such indicators are based on factors such as operating performance, market conditions and legal factors. Long-lived assets, such as real estate assets, equipment, right-of-use lease assets and purchased intangibles subject to amortization, are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. Management generally considers the individual assets of an apartment community to collectively represent an asset group. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management calculates the fair value of an asset by dividing estimated future annual cash flow by a market capitalization rate. No material impairment losses were recognized during the years ended December 31, 2025 and 2024.

Our impairment assessments may contain uncertainties because they require management to make assumptions and to apply judgment to estimate future undiscounted cash flows and the fair value of the assets. Key assumptions used in estimating future cash flows and the fair value of an asset include projecting an apartment community's NOI, estimating asset hold periods and recurring capital expenditures, as well as selecting an appropriate market capitalization rate. Management considers its apartment communities' historical stabilized NOI performance, local market economics and the business environment impacting our apartment communities as the basis in projecting forecasted NOI, which management believes is representative of future cash flows. Management estimates the market capitalization rate by analyzing the market capitalization rates for sold properties with comparable ages in similarly sized markets. These estimates are subjective and our ability to realize future cash flows and asset fair values is affected by factors such as ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

Valuation of embedded derivative

The redemption feature embedded in the MAA Series I preferred stock is reported as a derivative asset and is adjusted to its fair value at each reporting date, with a corresponding non-cash adjustment to the statement of operations. The derivative asset related to the redemption feature is valued using widely accepted valuation techniques, including a discounted cash flow analysis in which the perpetual value of the preferred shares is compared to the value of the preferred shares assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. The analysis reflects the contractual terms of the redeemable preferred shares, which are redeemable at our option beginning on October 1, 2026 and at the redemption price of $50 per share. We may use various significant inputs in the analysis, including risk adjusted yields of relevant MAALP bond issuances and yields and spreads of relevant indices, estimated yields on preferred stock instruments from REITs with similar credit ratings as us, treasury rates and trading data available of prices of the preferred shares, to determine the fair value of the bifurcated call option. As a result of the adjustments recorded to reflect the change in fair value of the derivative asset, the fair value of the embedded derivative asset increased to $14.3 million as of December 31, 2025 as compared to $13.2 million as of December 31, 2024, an increase in value of the asset of $1.1 million.

Arriving at the valuation of the embedded derivative requires a significant amount of subjective judgment by management, and the valuation of the embedded derivative is highly sensitive to changes in certain inputs in the analysis. For example, changes in the inputs of the MAALP bond yields, estimated yields on preferred stock instruments from REITs with similar credit ratings as MAA and treasury rates could cause the valuation of the embedded derivative to materially change from the recorded balance as of December 31, 2025.

Significant Accounting Policies

For more information regarding our significant accounting policies, including the accounting polices related to the critical accounting estimates discussed above as well as a brief description of recent accounting pronouncements that could have a material impact on our financial statements, see Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. Our primary market risk exposure is to changes in interest rates on our borrowings. As of December 31, 2025, 24.5% of our total market capitalization consisted of debt borrowings. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for borrowings through the use of fixed rate debt instruments and from time to time interest rate swaps to effectively fix the interest rate on anticipated future debt transactions. We use our best efforts to have our debt instruments mature across multiple years, which we believe limits our exposure to interest rate changes in any one year. We do not enter into derivative instruments for trading or other speculative purposes. As of December 31, 2025, 87.5% of our outstanding debt was subject to fixed rates. We regularly review interest rate exposure on outstanding borrowings in an effort to minimize the risk of interest rate fluctuations.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and related financial information required to be filed are set forth on pages F-1 to F-39 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Mid-America Apartment Communities, Inc.

(a) Evaluation of Disclosure Controls and Procedures

MAA is required to maintain disclosure controls and procedures, within the meaning of Exchange Act Rules 13a-15 and 15d-15. MAA's management, with the participation of MAA's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of MAA's disclosure controls and procedures as of December 31, 2025. Based on that evaluation, MAA's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2025 to ensure that information required to be disclosed by MAA in its Exchange Act filings is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to MAA's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

MAA's management is responsible for establishing and maintaining adequate internal control over financial reporting within the meaning of Exchange Act Rules 13a-15 and 15d-15. MAA's management, with the participation of MAA's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of MAA's internal control over financial reporting as of December 31, 2025 based on the framework specified in Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, MAA's management concluded that MAA's internal control over financial reporting was effective as of December 31, 2025.

Ernst & Young LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on MAA's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

(c) Changes in Internal Control over Financial Reporting

There was no change to MAA's internal control over financial reporting, within the meaning of Exchange Act Rules 13a-15 and 15d-15, that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, MAA's internal control over financial reporting.

Mid-America Apartments, L.P.

(a) Evaluation of Disclosure Controls and Procedures

The Operating Partnership is required to maintain disclosure controls and procedures, within the meaning of Exchange Act Rules 13a-15 and 15d-15. Management of the Operating Partnership, with the participation of the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, carried out an evaluation of the effectiveness of the Operating Partnership's disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, concluded that the disclosure controls and procedures were effective as of December 31, 2025 to ensure that information required to be disclosed by the Operating Partnership in its in Exchange Act filings is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting within the meaning of Exchange Act Rule 13a-15 and 15d-15. Management of the Operating Partnership, with the participation of the Chief Executive Officer and Chief Financial Officer of MAA, as the general partner of the Operating Partnership, conducted an evaluation of the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2025 based on the framework specified in Internal Control - Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management of the Operating Partnership has concluded that the Operating Partnership's internal control over financial reporting was effective as of December 31, 2025. An attestation report of the independent registered public accounting firm of the Operating Partnership will not be required as long as the Operating Partnership is a non-accelerated filer.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

(c) Changes in Internal Control over Financial Reporting

There was no change to the Operating Partnership's internal control over financial reporting, within the meaning of Exchange Act Rules 13a-15 and 15d-15, that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Arrangements.

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" as that term is defined in Item 408(a) of Regulation S-K.

Non-Rule 10b5-1 Trading Arrangements.

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated any "non-Rule 10b5-1 trading arrangement" as that term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information contained in MAA's 2026 Proxy Statement in the sections entitled "Board Structure and Composition," "Director Nominees for Election" and "Executive Officers of the Registrant," is incorporated herein by reference in response to this Item 10.

Our Board of Directors has adopted a Code of Conduct applicable to all officers, directors and employees, including the CEO, CFO and principal accounting officer, which can be found on our website at https://www.maac.com, on the "For Investors" page in the "Corporate Documents" section under "Overview—Corporate Governance." We will provide a copy of this document to any person, without charge, upon request, by writing to the Legal Department at MAA, 6815 Poplar Avenue, Suite 500, Germantown, Tennessee 38138. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct by posting such information on our website at the address and the locations specified above. Reference to our website does not constitute incorporation by reference of the information contained on the site and should not be considered part of this Annual Report on Form 10-K.

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all personnel of the Company, including directors, officers and employees and other covered persons, as well as the Company itself. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information contained in MAA's 2026 Proxy Statement in the sections entitled "Executive Compensation Tables," "Director Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation Discussion and Analysis" is incorporated herein by reference in response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information contained in MAA's 2026 Proxy Statement in the sections entitled "Security Ownership of Management," "Security Ownership of Certain Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans" is incorporated herein by reference in response to this Item 12.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information contained in MAA's 2026 Proxy Statement in the sections entitled "Certain Relationships and Related Party Transactions" and "Indebtedness of Management" is incorporated herein by reference in response to this Item 13.

Item 14. Principal Accountant Fees and Services.

The information contained in MAA's 2026 Proxy Statement in the section entitled "Audit and Non-Audit Fees" is incorporated herein by reference in response to this Item 14.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

3. The exhibits required by Item 601 of Regulation S-K, except as otherwise noted, have been filed with previous reports by the registrant and are herein incorporated by reference.

All other financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Exhibit Number	Exhibit Description
3.1	Composite Charter of Mid-America Apartment Communities, Inc. (Filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K filed on February 24, 2017 and incorporated herein by reference).
3.2	Fifth Amended and Restated Bylaws of Mid-America Apartment Communities, Inc., dated as of December 12, 2023 (Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2023 and incorporated herein by reference).
3.3	Composite Certificate of Limited Partnership of Mid-America Apartments, L.P. (Filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference).
3.4	Third Amended and Restated Agreement of Limited Partnership of Mid-America Apartments, L.P. dated as of October 1, 2013 (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 2, 2013 and incorporated herein by reference).
3.5	First Amendment to the Third Amended and Restated Agreement of Limited Partnership of Mid-America Apartments, L.P. (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 10, 2016 and incorporated herein by reference).
4.1	Form of Common Share Certificate (Filed as Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on February 18, 2021 and incorporated herein by reference).
4.2	Form of 8.50% Series I Cumulative Redeemable Preferred Stock Certificate (Filed as Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-4 filed on September 28, 2016 and incorporated herein by reference).
4.3	Indenture, dated as of October 16, 2013, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association (Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 16, 2013 and incorporated herein by reference).
4.4	First Supplemental Indenture, dated as of October 16, 2013, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association, including the form of 4.300% Senior Notes due 2023 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on October 16, 2013 and incorporated herein by reference).
4.5	Second Supplemental Indenture, dated as of June 13, 2014, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association, including the form of 3.7500% Senior Notes due 2024 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on June 13, 2014 and incorporated herein by reference).
4.6	Third Supplemental Indenture, dated as of November 9, 2015, by and among Mid-America Apartments, L.P., Mid-America Apartment Communities, Inc. and U.S. Bank National Association, including the form of 4.000% Senior Notes due 2025 (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 9, 2015 and incorporated herein by reference).
4.7	Indenture between Post Properties, Inc. and SunTrust Bank, as Trustee (Filed as Exhibit 4.1 to Post Properties' Registration Statement on Form S-3 (File No. 333-42884), and incorporated herein by reference).
4.8	First Supplemental Indenture to the Indenture between the Post Apartment Homes, L.P., and SunTrust Bank, as Trustee (Filed as Exhibit 4.2 to Post Properties' Registration Statement on Form S-3ASR (File No. 333-139581) and incorporated herein by reference).
4.9	Form of Post Apartment Homes, L.P. 3.375% Note due 2022 (Filed as Exhibit 4.1 to Post Properties' Current Report on Form 8-K filed November 7, 2012 and incorporated herein by reference).
4.10	Indenture, dated as of May 9, 2017, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 9, 2017 and incorporated herein by reference).
4.11	First Supplemental Indenture, dated as of May 9, 2017, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 9, 2017 and incorporated herein by reference).

4.12	Second Supplemental Indenture, dated as of May 14, 2018, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 14, 2018 and incorporated herein by reference).
4.13	Third Supplemental Indenture, dated as of March 7, 2019, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 7, 2019 and incorporated herein by reference).
4.14	Fourth Supplemental Indenture, dated as of November 26, 2019, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 26, 2019 and incorporated herein by reference).
4.15	Fifth Supplemental Indenture, dated as of August 12, 2020, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 12, 2020 and incorporated herein by reference).
4.16	Sixth Supplemental Indenture, dated as of August 19, 2021, by and between Mid-America Apartments, L.P. and U.S. Bank National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 19, 2021 and incorporated herein by reference).
4.17	Seventh Supplemental Indenture, dated as of January 10, 2024, by and between Mid-America Apartments, L.P. and U.S. Bank Trust Company, National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on January 10, 2024 and incorporated herein by reference).
4.18	Eighth Supplemental Indenture, dated as of May 22, 2024, by and between Mid-America Apartments, L.P. and U.S. Bank Trust Company, National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 22, 2024 and incorporated herein by reference).
4.19	Ninth Supplemental Indenture, dated as of December 18, 2024, by and between Mid-America Apartments, L.P. and U.S. Bank Trust Company, National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on December 18, 2024 and incorporated herein by reference).
4.20	Tenth Supplemental Indenture, dated as of November 10, 2025, by and between Mid-America Apartments, L.P. and U.S. Bank Trust Company, National Association (Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 10, 2025 and incorporated herein by reference).
4.21	Description of Securities (Filed as Exhibit 4.15 to the Registrant's Annual Report on Form 10-K filed on February 20, 2020 and incorporated herein by reference).
10.1†	Employment Agreement, dated as of April 1, 2025 by and between the Registrant and H. Eric Bolton, Jr. (Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 31, 2025 and incorporated herein by reference).
10.2†	Non-Qualified Deferred Compensation Plan for Outside Company Directors as Amended Effective November 30, 2010 (Filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on February 26, 2016 and incorporated herein by reference).
10.3†	Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Appendix B to the Registrant's Definitive Proxy Statement filed on April 16, 2014 and incorporated herein by reference).
10.4†	Form of Non-Qualified Stock Option Agreement for Company Employees under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2013 and incorporated herein by reference).
10.5†	Form of Restricted Stock Award Agreement under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 1, 2015 and incorporated herein by reference).
10.6†	Form of Incentive Stock Option Agreement for Company Employees under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.22 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2017 and incorporated herein by reference).

10.7†	MAA Non-Qualified Executive Deferred Compensation Retirement Plan Amended and Restated Effective January 1, 2016 (Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on February 26, 2016 and incorporated herein by reference).
10.8†	Form of Change in Control and Termination Agreement (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2014 and incorporated herein by reference).
10.9†	Mid-America Apartment Communities, Inc. Indemnification Agreement (Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 1, 2016 and incorporated herein by reference).
10.10†	Amended and Restated Post Properties Inc. 2003 Incentive Stock Plan (Filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on December 9, 2016 and incorporated herein by reference).
10.11†	Second Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Appendix A to the Registrant's Definitive Proxy Statement filed on April 9, 2018 and incorporated herein by reference).
10.12†	Form of Restricted Stock Award Agreement Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.13†	Form of Non-Qualified Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.14†	Form of Incentive Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.15†	Form of Restricted Stock Unit Award Agreement Under the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan (Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 and incorporated herein by reference).
10.16	Fifth Amended and Restated Credit Agreement, dated as of October 21, 2025, by and among Wells Fargo Bank, National Association, as Administrative Agent, Wells Fargo Securities, LLC, KeyBanc Capital Markets Inc., and JPMorgan Chase Bank, N.A., as Joint Lead Arrangers and Joint Bookrunners, KeyBank National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents, Truist Bank, U.S. Bank National Association, PNC Bank, National Association, Citibank, N.A., TD Bank, N.A., and Mizuho Bank, LTD., as Co-Documentation Agents, and the lenders party thereto (Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on October 30, 2025 and incorporated herein by reference).
10.17	Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (filed as Exhibit A to the Registrant's Definitive Proxy Statement on Schedule 14A filed on April 3, 2023 and incorporated herein by reference).
10.18†	Form of Restricted Stock Award Agreement Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.19†	Form of Non-Qualified Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.20†	Form of Incentive Stock Option Agreement for Company Employees Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.21†	Form of Restricted Stock Unit Award Agreement Under the Mid-America Apartment Communities, Inc. 2023 OMNIBUS Incentive Plan (Filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2023 and incorporated herein by reference).
10.22	Settlement Agreement dated January 26, 2026, by and among Mid-America Apartment Communities, Inc., Mid-America Apartments, L.P., and the Plaintiffs.
19	Statement of Company Policy on Insider Trading and Disclosure (Filed as Exhibit 19 to the Registrant's Annual Report on Form 10-K filed on February 7, 2025 and incorporated herein by reference).
21.1	List of Subsidiaries.

23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP for MAA.
23.2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP for MAALP.
31.1	MAA Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	MAA Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	MAALP Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4	MAALP Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	MAA Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	MAA Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.3*	MAALP Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.4*	MAALP Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	MAA Compensation Recoupment Policy (Filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K filed on February 9, 2024 and incorporated herein by reference).
101	The following financial information from Mid-America Apartment Communities, Inc.'s and Mid-America Apartments, L.P.'s Annual Report on Form 10-K for the period ended December 31, 2025, filed with the SEC on February 6, 2026, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024; (ii) the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023; (iv) the Consolidated Statements of Equity/Changes in Capital for the years ended December 31, 2025, 2024 and 2023; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; (vi) Notes to Consolidated Financial Statements; and (vii) Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2025.
104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101).

† Management contract or compensatory plan or arrangement.
* This certification is being furnished solely to accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and is not to be incorporated by reference into any filing of MAA or MAALP, whether made before or after the date hereof, regardless of any general incorporation language in such filings.

(b)   Exhibits: See Item 15(a)(3) above.
(c)   Financial Statement Schedule: See Item 15(a)(2) above.

Item 16. Form 10-K Summary.

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID-AMERICA APARTMENT COMMUNITIES, INC.

Date:	February 6, 2026	/s/ A. Brad Hill
		A. Brad Hill
		President and Chief Executive Officer
		(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

MID-AMERICA APARTMENT COMMUNITIES, INC.

Date:	February 6, 2026	/s/ A. Brad Hill
		A. Brad Hill
		Director
		President and Chief Executive Officer
		(Principal Executive Officer)
Date:	February 6, 2026	/s/ A. Clay Holder
		A. Clay Holder
		Executive Vice President and Chief Financial Officer
		(Principal Financial Officer)
Date:	February 6, 2026	/s/ David Herring
		David Herring
		Senior Vice President and Chief Accounting Officer
		(Principal Accounting Officer)
Date:	February 6, 2026	/s/ H. Eric Bolton, Jr.
		H. Eric Bolton, Jr.
		Chairman of the Board of Directors
Date:	February 6, 2026	/s/ Alan B. Graf, Jr.
		Alan B. Graf, Jr.
		Director
Date:	February 6, 2026	/s/ Deborah H. Caplan
		Deborah H. Caplan
		Director
Date:	February 6, 2026	/s/ John P. Case
		John P. Case
		Director
Date:	February 6, 2026	/s/ Tamara Fischer
		Tamara Fischer
		Director
Date:	February 6, 2026	/s/ Sheila K. McGrath
		Sheila K. McGrath
		Director
Date:	February 6, 2026	/s/ Edith Kelly-Green
		Edith Kelly-Green
		Director
Date:	February 6, 2026	/s/ Claude B. Nielsen
		Claude B. Nielsen
		Director
Date:	February 6, 2026	/s/ Gary Shorb
		Gary Shorb
		Director
Date:	February 6, 2026	/s/ David P. Stockert
		David P. Stockert
		Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID-AMERICA APARTMENTS, L.P.
a Tennessee Limited Partnership
By: Mid-America Apartment Communities, Inc., its general partner

Date: February 6, 2026	/s/ A. Brad Hill
	A. Brad Hill
	President and Chief Executive Officer
	(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant as an officer or director of Mid-America Apartment Communities, Inc., in its capacity as the general partner of the registrant and on the dates indicated.

MID-AMERICA APARTMENTS, L.P.
a Tennessee Limited Partnership
By: Mid-America Apartment Communities, Inc., its general partner

Date: February 6, 2026	/s/ A. Brad Hill
	A. Brad Hill
	Director
	President and Chief Executive Officer
	(Principal Executive Officer)
Date: February 6, 2026	/s/ A. Clay Holder
	A. Clay Holder
	Executive Vice President and Chief Financial Officer
	(Principal Financial Officer)
Date: February 6, 2026	/s/ David Herring
	David Herring
	Senior Vice President and Chief Accounting Officer
	(Principal Accounting Officer)
Date: February 6, 2026	/s/ H. Eric Bolton, Jr.
	H. Eric Bolton, Jr.
	Chairman of the Board of Directors
Date: February 6, 2026	/s/ Alan B. Graf, Jr.
	Alan B. Graf, Jr.
	Director
Date: February 6, 2026	/s/ Deborah H. Caplan
	Deborah H. Caplan
	Director
Date: February 6, 2026	/s/ John P. Case
	John P. Case
	Director
Date: February 6, 2026	/s/ Tamara Fischer
	Tamara Fischer
	Director
Date: February 6, 2026	/s/ Sheila K. McGrath
	Sheila K. McGrath
	Director
Date: February 6, 2026	/s/ Edith Kelly-Green
	Edith Kelly-Green
	Director
Date: February 6, 2026	/s/ Claude B. Nielsen
	Claude B. Nielsen
	Director
Date: February 6, 2026	/s/ Gary Shorb
	Gary Shorb
	Director
Date: February 6, 2026	/s/ David P. Stockert
	David P. Stockert
	Director

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid-America Apartment Communities, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid-America Apartment Communities, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Embedded Derivative

Description of the Matter

As disclosed in Notes 6 and 8 to the consolidated financial statements, the Series I Preferred Stock shares ("preferred shares") include a redemption feature which represents an embedded call option exercisable at the Company's option beginning on October 1, 2026 at the redemption price of $50 per share. The embedded call option has been bifurcated as a separate asset and is valued at fair value each reporting period with changes in its fair value reported in earnings. At each reporting date, management performs an analysis which compares the perpetual value of the preferred shares to the value of the preferred shares assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. At December 31, 2025, the fair value of the Company's embedded derivative asset was $14.3 million.

Auditing the Company's valuation of this bifurcated embedded derivative was challenging as the Company uses a valuation methodology that uses and weights various inputs and calculations in the analysis, including risk adjusted yields of relevant Company bond issuances and yields and spreads of relevant indices, estimated coupon yields on preferred stock instruments from REITs with similar credit ratings, treasury rates, and trading data available of prices of the preferred shares, and includes significant assumptions about economic and market conditions with uncertain future outcomes. The selection and weighting of inputs can materially impact the fair value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the risks of material misstatement relating to the valuation of the bifurcated embedded derivative asset. For example, we tested controls over management's review of the valuation model and the underlying inputs and assumptions noted above.

To test the valuation of the embedded derivative asset, our audit procedures included, among others, assessing the methodology used in the valuation model and testing the significant assumptions discussed above. For example, we evaluated management's assumptions by comparing the rates that were used to discount future dividend payments from the preferred stock to independently obtained observable market data. We also assessed the completeness and accuracy of the underlying data used by the Company in its valuation. In addition, we involved our valuation specialists to assist in our evaluation of the methodology used by the Company and the underlying inputs and assumptions noted above.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Memphis, Tennessee

February 6, 2026

To the Partners of Mid-America Apartments, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid-America Apartments, L.P. (the Operating Partnership) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in capital, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Valuation of Embedded Derivative
Description of the Matter	As disclosed in Notes 6 and 9 to the consolidated financial statements, the MAALP Series I Preferred Units ("preferred units") have the same characteristics as the MAA Series I Preferred Stock shares ("preferred shares"), and thus include a redemption feature which represents an embedded call option exercisable at the Operating Partnership's option beginning on October 1, 2026 at the redemption price of $50 per unit. The embedded call option has been bifurcated as a separate asset and is valued at fair value each reporting period with changes in its fair value reported in earnings. At each reporting date, management performs an analysis which compares the perpetual value of the preferred units to the value of the preferred units assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. At December 31, 2025, the fair value of the Operating Partnership's embedded derivative asset was $14.3 million.
	Auditing the Operating Partnership's valuation of this bifurcated embedded derivative was challenging as the Operating Partnership uses a complex valuation methodology that uses and weights various inputs and calculations in the analysis, including risk adjusted yields of relevant Operating Partnership bond issuances and yields and spreads of relevant indices, estimated yields on preferred stock instruments from REITs with similar credit ratings, treasury rates, and trading data available of prices of the preferred shares, and includes significant assumptions about economic and market conditions with uncertain future outcomes. The selection and weighting of inputs can materially impact the fair value.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Operating Partnership's controls over the risks of material misstatement relating to the valuation of the bifurcated embedded derivative asset. For example, we tested controls over management's review of the valuation model and the underlying inputs and assumptions noted above.
	To test the valuation of the embedded derivative asset, our audit procedures included, among others, assessing the methodology used in the valuation model and testing the significant assumptions discussed above. For example, we evaluated management's assumptions by comparing the rates that were used to discount future dividend payments from the preferred units to independently obtained observable market data. We also assessed the completeness and accuracy of the underlying data used by the Operating Partnership in its valuation. In addition, we involved our valuation specialists to assist in our evaluation of the methodology used by the Operating Partnership and the underlying inputs and assumptions noted above.

/s/ Ernst & Young LLP
We have served as the Operating Partnership's auditor since 2012.
Memphis, Tennessee
February 6, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid-America Apartment Communities, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Mid-America Apartment Communities, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mid-America Apartment Communities, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Memphis, Tennessee
February 6, 2026

Mid-America Apartment Communities, Inc.
Consolidated Balance Sheets
December 31, 2025 and 2024
(Dollars in thousands, except per share data)

		December 31, 2025		December 31, 2024
Assets				
Real estate assets:				
Land	$	2,129,401	$	2,096,912
Buildings and improvements and other		14,852,509		14,160,799
Development and capital improvements in progress		426,759		470,282
		17,408,669		16,727,993
Less: Accumulated depreciation		(5,914,017)		(5,327,584)
		11,494,652		11,400,409
Undeveloped land		73,359		73,359
Investment in real estate joint venture		41,313		41,650
Real estate assets, net		11,609,324		11,515,418
Cash and cash equivalents		60,258		43,018
Restricted cash		13,717		13,743
Other assets		245,683		232,426
Assets held for sale		46,401		7,764
Total assets	$	11,975,383	$	11,812,369
Liabilities and equity				
Liabilities:				
Unsecured notes payable, net	$	5,044,979	$	4,620,690
Secured notes payable, net		360,393		360,267
Accrued expenses and other liabilities		730,366		683,748
Total liabilities		6,135,738		5,664,705
Redeemable common stock[1]		20,402		22,230
Shareholders' equity:				
Preferred stock, $0.01 par value per share, 20,000,000 shares authorized; 8.50% Series I Cumulative Redeemable Shares, liquidation preference $50.00 per share, 867,846 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		9		9
Common stock, $0.01 par value per share, 145,000,000 shares authorized; 116,878,077 and 116,883,421 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively[1]		1,166		1,166
Additional paid-in capital		7,401,962		7,417,453
Accumulated distributions in excess of net income		(1,734,986)		(1,469,557)
Accumulated other comprehensive loss		(5,300)		(6,940)
Total MAA shareholders' equity		5,662,851		5,942,131
Noncontrolling interests - OP Units		141,503		155,409
Total Company's shareholders' equity		5,804,354		6,097,540
Noncontrolling interests - consolidated real estate entities		14,889		27,894
Total equity		5,819,243		6,125,434
Total liabilities and equity	$	11,975,383	$	11,812,369

[1] Number of shares issued and outstanding represents total shares of common stock regardless of classification on the Consolidated Balance Sheets. The number of shares classified as redeemable common stock on the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024 are 146,875 and 143,822, respectively.

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Operations
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands, except per share data)

	2025	2024	2023
Revenues:			
Rental and other property revenues	$ 2,209,126	$ 2,191,015	$ 2,148,468
Expenses:			
Operating expenses, excluding real estate taxes and insurance	518,860	502,735	461,540
Real estate taxes and insurance	318,947	317,357	306,601
Depreciation and amortization	622,295	585,616	565,063
Total property operating expenses	1,460,102	1,405,708	1,333,204
Property management expenses	74,779	72,040	67,784
General and administrative expenses	54,807	56,516	58,578
Interest expense	185,257	168,544	149,234
(Gain) loss on sale of depreciable real estate assets	(72,066)	(55,003)	62
Gain on sale of non-depreciable real estate assets	—	—	(54)
Other non-operating expense (income)	47,161	(1,655)	(31,185)
Income before income tax expense	459,086	544,865	570,845
Income tax expense	(4,595)	(5,240)	(4,744)
Income from continuing operations before real estate joint venture activity	454,491	539,625	566,101
Income from real estate joint venture	2,075	1,951	1,730
Net income	456,566	541,576	567,831
Net income attributable to noncontrolling interests	9,657	14,033	15,025
Net income available for shareholders	446,909	527,543	552,806
Dividends to MAA Series I preferred shareholders	3,688	3,688	3,688
Net income available for MAA common shareholders	$ 443,221	$ 523,855	$ 549,118
Earnings per common share - basic:			
Net income available for MAA common shareholders	$ 3.79	$ 4.49	$ 4.71
Earnings per common share - diluted:			
Net income available for MAA common shareholders	$ 3.78	$ 4.49	$ 4.71

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	2025	2024	2023
Net income	$ 456,566	$ 541,576	$ 567,831
Other comprehensive income:			
Adjustment for net losses reclassified to net income from derivative instruments	1,689	1,878	1,326
Total comprehensive income	458,255	543,454	569,157
Comprehensive income attributable to noncontrolling interests	(9,706)	(14,087)	(15,063)
Comprehensive income attributable to MAA	$ 448,549	$ 529,367	$ 554,094

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Equity
Years ended December 31, 2025, 2024 and 2023
(Dollars and shares in thousands)

	Mid-America Apartment Communities, Inc. Shareholders										
	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Noncontrolling Interests - Operating Partnership	Noncontrolling Interests - Consolidated Real Estate Entities	Total Equity	Redeemable Common Stock
	Shares	Amount	Shares	Amount							
EQUITY BALANCE DECEMBER 31, 2022	868	$ 9	115,344	$ 1,152	$ 7,202,834	$ (1,188,854)	$ (10,052)	$ 163,595	$ 21,064	$ 6,189,748	$ 20,671
Net income	—	—	—	—	—	552,806	—	14,963	62	567,831	—
Other comprehensive income - derivative instruments	—	—	—	—	—	—	1,288	38	—	1,326	—
Issuance and registration of common shares	—	—	1,244	12	203,333	—	—	—	—	203,345	2,135
Shares repurchased and retired	—	—	(57)	—	(7,870)	—	—	—	—	(7,870)	—
Shares issued in exchange for common units	—	—	21	—	1,092	—	—	(1,092)	—	—	—
Shares issued in exchange for redeemable stock	—	—	—	4	577	—	—	—	—	581	(581)
Redeemable stock fair market value adjustment	—	—	—	—	—	3,058	—	—	—	3,058	(3,058)
Adjustment for noncontrolling interests in Operating Partnership	—	—	—	—	(3,486)	—	—	3,486	—	—	—
Amortization of unearned compensation	—	—	—	—	18,198	—	—	—	—	18,198	—
Dividends on preferred stock	—	—	—	—	—	(3,688)	—	—	—	(3,688)	—
Dividends on common stock ($5.670 per share)	—	—	—	—	—	(661,585)	—	—	—	(661,585)	—
Distributions on noncontrolling interests units ($5.670 per unit)	—	—	—	—	—	—	—	(17,862)	—	(17,862)	—
Acquisition of noncontrolling interest	—	—	—	—	(14,757)	—	—	—	(1,000)	(15,757)	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	2,630	2,630	—
EQUITY BALANCE DECEMBER 31, 2023	868	$ 9	116,552	$ 1,168	$ 7,399,921	$ (1,298,263)	$ (8,764)	$ 163,128	$ 22,756	$ 6,279,955	$ 19,167
Net income	—	—	—	—	—	527,543	—	14,033	—	541,576	—
Other comprehensive income - derivative instruments	—	—	—	—	—	—	1,824	54	—	1,878	—
Issuance and registration of common shares	—	—	158	2	(725)	—	—	—	—	(723)	2,420
Shares repurchased and retired	—	—	(38)	(1)	(4,973)	—	—	—	—	(4,974)	—
Shares issued in exchange for common units	—	—	68	1	3,528	—	—	(3,529)	—	—	—
Shares issued in exchange for redeemable stock	—	—	—	(4)	2,073	—	—	—	—	2,069	(2,069)
Redeemable stock fair market value adjustment	—	—	—	—	—	(2,712)	—	—	—	(2,712)	2,712
Adjustment for noncontrolling interests in Operating Partnership	—	—	—	—	(21)	—	—	21	—	—	—
Amortization of unearned compensation	—	—	—	—	17,650	—	—	—	—	17,650	—
Dividends on preferred stock	—	—	—	—	—	(3,688)	—	—	—	(3,688)	—
Dividends on common stock ($5.925 per share)	—	—	—	—	—	(692,437)	—	—	—	(692,437)	—
Distributions on noncontrolling interests units ($5.925 per unit)	—	—	—	—	—	—	—	(18,298)	—	(18,298)	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	5,138	5,138	—
EQUITY BALANCE DECEMBER 31, 2024	868	$ 9	116,740	$ 1,166	$ 7,417,453	$ (1,469,557)	$ (6,940)	$ 155,409	$ 27,894	$ 6,125,434	$ 22,230
Net income (loss)	—	—	—	—	—	446,909	—	11,384	(1,727)	456,566	—
Other comprehensive income - derivative instruments	—	—	—	—	—	—	1,640	49	—	1,689	—
Issuance and registration of common shares	—	—	85	1	(663)	—	—	—	—	(662)	2,400
Shares repurchased and retired	—	—	(228)	(2)	(30,334)	—	—	—	—	(30,336)	—
Exercise of stock options	—	—	—	—	38	—	—	—	—	38	—
Shares issued in exchange for common units	—	—	134	1	6,758	—	—	(6,759)	—	—	—
Shares issued in exchange for redeemable stock	—	—	—	—	2,109	—	—	—	—	2,109	(2,109)
Redeemable stock fair market value adjustment	—	—	—	—	—	2,119	—	—	—	2,119	(2,119)
Adjustment for noncontrolling interests in Operating Partnership	—	—	—	—	516	—	—	(516)	—	—	—
Amortization of unearned compensation	—	—	—	—	18,275	—	—	—	—	18,275	—
Dividends on preferred stock	—	—	—	—	—	(3,688)	—	—	—	(3,688)	—
Dividends on common stock ($6.075 per share)	—	—	—	—	—	(710,769)	—	—	—	(710,769)	—
Distributions on noncontrolling interests units ($6.075 per unit)	—	—	—	—	—	—	—	(18,064)	—	(18,064)	—
Acquisition of noncontrolling interest	—	—	—	—	(12,190)	—	—	—	(14,596)	(26,786)	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	3,318	3,318	—
EQUITY BALANCE DECEMBER 31, 2025	868	$ 9	116,731	$ 1,166	$ 7,401,962	$ (1,734,986)	$ (5,300)	$ 141,503	$ 14,889	$ 5,819,243	$ 20,402

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc.
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 456,566	$ 541,576	$ 567,831
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	622,969	586,402	565,857
(Gain) loss on sale of depreciable real estate assets	(72,066)	(55,003)	62
Gain on sale of non-depreciable real estate assets	—	—	(54)
Gain on consolidation of third-party development	—	(11,239)	—
(Gain) loss on embedded derivative in preferred shares	(1,111)	18,751	(18,528)
Stock compensation expense	16,839	15,789	15,699
Amortization of debt issuance costs, discounts and premiums	6,564	6,036	5,909
Gain on investments	(7,457)	(7,809)	(4,449)
Change in accrued expenses and other liabilities	46,618	38,592	29,313
Net change in other operating accounts and operating activities	9,253	(34,803)	(24,453)
Net cash provided by operating activities	1,078,175	1,098,292	1,137,187
Cash flows from investing activities:			
Purchases of real estate and other assets	(133,447)	(301,071)	(223,453)
Capital improvements and other	(360,238)	(322,372)	(341,224)
Development costs	(272,030)	(313,888)	(198,152)
Distributions from real estate joint venture	337	327	312
Contributions to affiliates	(9,850)	(2,874)	(16,636)
Proceeds from real estate asset dispositions	81,353	84,209	2,946
Proceeds from sale of markable equity securities	—	9,975	—
Net proceeds from insurance recoveries	3,657	20,195	945
Net cash used in investing activities	(690,218)	(825,499)	(775,262)
Cash flows from financing activities:			
Net proceeds from (payments of) commercial paper	426,000	(245,000)	475,000
Proceeds from notes payable	397,416	1,091,646	—
Principal payments on notes payable	(400,000)	(400,000)	(353,861)
Payment of deferred financing costs	(10,911)	(10,317)	(2)
Repurchase of common shares	(27,235)	—	—
Distributions to noncontrolling interests	(18,222)	(18,260)	(17,671)
Dividends paid on common shares	(709,024)	(686,900)	(651,717)
Dividends paid on preferred shares	(3,688)	(3,688)	(3,688)
Proceeds from issuances of common shares	1,452	1,230	205,070
Acquisition of noncontrolling interests	(26,786)	—	(15,757)
Net change in other financing activities	255	166	(5,279)
Net cash used in financing activities	(370,743)	(271,123)	(367,905)
Net increase (decrease) in cash, cash equivalents and restricted cash	17,214	1,670	(5,980)
Cash, cash equivalents and restricted cash, beginning of period	56,761	55,091	61,071
Cash, cash equivalents and restricted cash, end of period	$ 73,975	$ 56,761	$ 55,091

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the Consolidated Balance Sheets:

	2025	2024	2023
Reconciliation of cash, cash equivalents and restricted cash at period end:			
Cash and cash equivalents	$ 60,258	$ 43,018	$ 41,314
Restricted cash	13,717	13,743	13,777
Total cash, cash equivalents and restricted cash	$ 73,975	$ 56,761	$ 55,091
Supplemental information:			
Interest paid	$ 190,259	$ 164,883	$ 157,566
Income taxes paid	300	3,343	4,002
Non-cash transactions:			
Distributions on common shares/ units declared and accrued	$ 183,324	$ 181,738	$ 176,162
Accrued construction in progress	25,914	32,903	23,345
Interest capitalized	18,863	17,435	12,376
Conversion of OP Units to shares of common stock	6,759	3,529	1,092

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Balance Sheets
December 31, 2025 and 2024
(Dollars in thousands)

	December 31, 2025		December 31, 2024	
Assets				
Real estate assets:				
Land	$	2,129,401	$	2,096,912
Buildings and improvements and other		14,852,509		14,160,799
Development and capital improvements in progress		426,759		470,282
		17,408,669		16,727,993
Less: Accumulated depreciation		(5,914,017)		(5,327,584)
		11,494,652		11,400,409
Undeveloped land		73,359		73,359
Investment in real estate joint venture		41,313		41,650
Real estate assets, net		11,609,324		11,515,418
Cash and cash equivalents		60,258		43,018
Restricted cash		13,717		13,743
Other assets		245,683		232,426
Assets held for sale		46,401		7,764
Total assets	$	11,975,383	$	11,812,369
Liabilities and capital				
Liabilities:				
Unsecured notes payable, net	$	5,044,979	$	4,620,690
Secured notes payable, net		360,393		360,267
Accrued expenses and other liabilities		730,366		683,748
Due to general partner		19		19
Total liabilities		6,135,757		5,664,724
Redeemable common units[1]		20,402		22,230
Operating Partnership capital:				
Preferred units, 8.50% Series I Cumulative Redeemable Units, 867,846 preferred units outstanding as of December 31, 2025 and December 31, 2024, respectively		66,840		66,840
General partner, 116,878,077 and 116,883,421 OP Units outstanding as of December 31, 2025 and December 31, 2024, respectively[1]		5,601,367		5,882,336
Limited partners, 2,941,839 and 3,075,552 OP Units outstanding as of December 31, 2025 and December 31, 2024, respectively[1]		141,503		155,409
Accumulated other comprehensive loss		(5,375)		(7,064)
Total operating partners' capital		5,804,335		6,097,521
Noncontrolling interests - consolidated real estate entities		14,889		27,894
Total equity		5,819,224		6,125,415
Total liabilities and equity	$	11,975,383	$	11,812,369

[1] Number of units outstanding represents total OP Units regardless of classification on the Consolidated Balance Sheets. The number of units classified as redeemable common units on the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024 are 146,875 and 143,822, respectively.

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Operations
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands, except per unit data)

		2025		2024		2023
Revenues:						
Rental and other property revenues	$	2,209,126	$	2,191,015	$	2,148,468
Expenses:						
Operating expenses, excluding real estate taxes and insurance		518,860		502,735		461,540
Real estate taxes and insurance		318,947		317,357		306,601
Depreciation and amortization		622,295		585,616		565,063
Total property operating expenses		1,460,102		1,405,708		1,333,204
Property management expenses		74,779		72,040		67,784
General and administrative expenses		54,807		56,516		58,578
Interest expense		185,257		168,544		149,234
(Gain) loss on sale of depreciable real estate assets		(72,066)		(55,003)		62
Gain on sale of non-depreciable real estate assets		—		—		(54)
Other non-operating expense (income)		47,161		(1,655)		(31,185)
Income before income tax expense		459,086		544,865		570,845
Income tax expense		(4,595)		(5,240)		(4,744)
Income from continuing operations before real estate joint venture activity		454,491		539,625		566,101
Income from real estate joint venture		2,075		1,951		1,730
Net income		456,566		541,576		567,831
Net (loss) income attributable to noncontrolling interests		(1,727)		—		62
Net income available for MAALP unitholders		458,293		541,576		567,769
Distributions to MAALP preferred unitholders		3,688		3,688		3,688
Net income available for MAALP common unitholders	$	454,605	$	537,888	$	564,081
Earnings per common unit - basic:						
Net income available for MAALP common unitholders	$	3.79	$	4.49	$	4.71
Earnings per common unit - diluted:						
Net income available for MAALP common unitholders	$	3.78	$	4.49	$	4.71

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	2025	2024	2023
Net income	$ 456,566	$ 541,576	$ 567,831
Other comprehensive income:			
Adjustment for net losses reclassified to net income from derivative instruments	1,689	1,878	1,326
Total comprehensive income	458,255	543,454	569,157
Comprehensive loss (income) attributable to noncontrolling interests	1,727	—	(62)
Comprehensive income attributable to MAALP	$ 459,982	$ 543,454	$ 569,095

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Changes in Capital
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	Mid-America Apartments, L.P. Unitholders				Noncontrolling Interests - Consolidated Real Estate Entities	Total Partnership Capital	Redeemable Common Units
	Limited Partner	General Partner	Preferred Units	Accumulated Other Comprehensive Loss			
CAPITAL BALANCE DECEMBER 31, 2022	$ 163,595	$ 5,948,498	$ 66,840	$ (10,268)	$ 21,064	$ 6,189,729	$ 20,671
Net income	14,963	549,118	3,688	—	62	567,831	—
Other comprehensive income - derivative instruments	—	—	—	1,326	—	1,326	—
Issuance of units	—	203,345	—	—	—	203,345	2,135
Units repurchased and retired	—	(7,870)	—	—	—	(7,870)	—
General partner units issued in exchange for limited partner units	(1,092)	1,092	—	—	—	—	—
Units issued in exchange for redeemable units	—	581	—	—	—	581	(581)
Redeemable units fair market value adjustment	—	3,058	—	—	—	3,058	(3,058)
Adjustment for limited partners' capital at redemption value	3,524	(3,524)	—	—	—	—	—
Amortization of unearned compensation	—	18,198	—	—	—	18,198	—
Distributions to preferred unitholders	—	—	(3,688)	—	—	(3,688)	—
Distributions to common unitholders ($5.670 per unit)	(17,862)	(661,585)	—	—	—	(679,447)	—
Acquisition of noncontrolling interest	—	(14,757)	—	—	(1,000)	(15,757)	—
Contribution from noncontrolling interest	—	—	—	—	2,630	2,630	—
CAPITAL BALANCE DECEMBER 31, 2023	$ 163,128	$ 6,036,154	$ 66,840	$ (8,942)	$ 22,756	$ 6,279,936	$ 19,167
Net income	14,033	523,855	3,688	—	—	541,576	—
Other comprehensive income - derivative instruments	—	—	—	1,878	—	1,878	—
Issuance of units	—	(723)	—	—	—	(723)	2,420
Units repurchased and retired	—	(4,974)	—	—	—	(4,974)	—
General partner units issued in exchange for limited partner units	(3,529)	3,529	—	—	—	—	—
Units issued in exchange for redeemable units	—	2,069	—	—	—	2,069	(2,069)
Redeemable units fair market value adjustment	—	(2,712)	—	—	—	(2,712)	2,712
Adjustment for limited partners' capital at redemption value	75	(75)	—	—	—	—	—
Amortization of unearned compensation	—	17,650	—	—	—	17,650	—
Distributions to preferred unitholders	—	—	(3,688)	—	—	(3,688)	—
Distributions to common unitholders ($5.925 per unit)	(18,298)	(692,437)	—	—	—	(710,735)	—
Contribution from noncontrolling interest	—	—	—	—	5,138	5,138	—
CAPITAL BALANCE DECEMBER 31, 2024	$ 155,409	$ 5,882,336	$ 66,840	$ (7,064)	$ 27,894	$ 6,125,415	$ 22,230
Net income (loss)	11,384	443,221	3,688	—	(1,727)	456,566	—
Other comprehensive income - derivative instruments	—	—	—	1,689	—	1,689	—
Issuance of units	—	(662)	—	—	—	(662)	2,400
Units repurchased and retired	—	(30,336)	—	—	—	(30,336)	—
Exercise of unit options	—	38	—	—	—	38	—
General partner units issued in exchange for limited partner units	(6,759)	6,759	—	—	—	—	—
Units issued in exchange for redeemable units	—	2,109	—	—	—	2,109	(2,109)
Redeemable units fair market value adjustment	—	2,119	—	—	—	2,119	(2,119)
Adjustment for limited partners' capital at redemption value	(467)	467	—	—	—	—	—
Amortization of unearned compensation	—	18,275	—	—	—	18,275	—
Distributions to preferred unitholders	—	—	(3,688)	—	—	(3,688)	—
Distributions to common unitholders ($6.075 per unit)	(18,064)	(710,769)	—	—	—	(728,833)	—
Acquisition of noncontrolling interest	—	(12,190)	—	—	(14,596)	(26,786)	—
Contribution from noncontrolling interest	—	—	—	—	3,318	3,318	—
CAPITAL BALANCE DECEMBER 31, 2025	$ 141,503	$ 5,601,367	$ 66,840	$ (5,375)	$ 14,889	$ 5,819,224	$ 20,402

See accompanying notes to consolidated financial statements.

Mid-America Apartments, L.P.
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

		2025		2024		2023
Cash flows from operating activities:						
Net income	$	456,566	$	541,576	$	567,831
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		622,969		586,402		565,857
(Gain) loss on sale of depreciable real estate assets		(72,066)		(55,003)		62
Gain on sale of non-depreciable real estate assets		—		—		(54)
Gain on consolidation of third-party development		—		(11,239)		—
(Gain) loss on embedded derivative in preferred shares		(1,111)		18,751		(18,528)
Stock compensation expense		16,839		15,789		15,699
Amortization of debt issuance costs, discounts and premiums		6,564		6,036		5,909
Gain on investments		(7,457)		(7,809)		(4,449)
Change in accrued expenses and other liabilities		46,618		38,592		29,313
Net change in other operating accounts and operating activities		9,253		(34,803)		(24,453)
Net cash provided by operating activities		1,078,175		1,098,292		1,137,187
Cash flows from investing activities:						
Purchases of real estate and other assets		(133,447)		(301,071)		(223,453)
Capital improvements and other		(360,238)		(322,372)		(341,224)
Development costs		(272,030)		(313,888)		(198,152)
Distributions from real estate joint venture		337		327		312
Contributions to affiliates		(9,850)		(2,874)		(16,636)
Proceeds from real estate asset dispositions		81,353		84,209		2,946
Proceeds from sale of markable equity securities		—		9,975		—
Net proceeds from insurance recoveries		3,657		20,195		945
Net cash used in investing activities		(690,218)		(825,499)		(775,262)
Cash flows from financing activities:						
Net proceeds from (payments of) commercial paper		426,000		(245,000)		475,000
Proceeds from notes payable		397,416		1,091,646		—
Principal payments on notes payable		(400,000)		(400,000)		(353,861)
Payment of deferred financing costs		(10,911)		(10,317)		(2)
Repurchase of common shares		(27,235)		—		—
Distributions paid on common units		(727,246)		(705,160)		(669,388)
Distributions paid on preferred units		(3,688)		(3,688)		(3,688)
Proceeds from issuances of common units		1,452		1,230		205,070
Acquisition of noncontrolling interests		(26,786)		—		(15,757)
Net change in other financing activities		255		166		(5,279)
Net cash used in financing activities		(370,743)		(271,123)		(367,905)
Net increase (decrease) in cash, cash equivalents and restricted cash		17,214		1,670		(5,980)
Cash, cash equivalents and restricted cash, beginning of period		56,761		55,091		61,071
Cash, cash equivalents and restricted cash, end of period	$	73,975	$	56,761	$	55,091

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the Consolidated Balance Sheets:

		2025		2024		2023
Reconciliation of cash, cash equivalents and restricted cash at period end:						
Cash and cash equivalents	$	60,258	$	43,018	$	41,314
Restricted cash		13,717		13,743		13,777
Total cash, cash equivalents and restricted cash	$	73,975	$	56,761	$	55,091
Supplemental information:						
Interest paid	$	190,259	$	164,883	$	157,566
Income taxes paid		300		3,343		4,002
Non-cash transactions:						
Distributions on common units declared and accrued	$	183,324	$	181,738	$	176,162
Accrued construction in progress		25,914		32,903		23,345
Interest capitalized		18,863		17,435		12,376

See accompanying notes to consolidated financial statements.

Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023

1. Organization and Summary of Significant Accounting Policies

Unless the context otherwise requires, all references to the "Company" refer collectively to Mid-America Apartment Communities, Inc., together with its consolidated subsidiaries, including Mid-America Apartments, L.P. Unless the context otherwise requires, all references to "MAA" refer only to Mid-America Apartment Communities, Inc., and not any of its consolidated subsidiaries. Unless the context otherwise requires, the references to the "Operating Partnership" or "MAALP" refer to Mid-America Apartments, L.P., together with its consolidated subsidiaries. "Common stock" refers to the common stock of MAA, "preferred stock" refers to the preferred stock of MAA, and "shareholders" refers to the holders of shares of MAA's common stock or preferred stock, as applicable. The common units of limited partnership interests in the Operating Partnership are referred to as "OP Units," and the holders of the OP Units are referred to as "common unitholders."

As of December 31, 2025, MAA owned 116,878,077 OP Units (or 97.5% of the total number of OP Units). MAA conducts substantially all of its business and holds substantially all of its assets, directly or indirectly, through the Operating Partnership, and by virtue of its ownership of the OP Units and being the Operating Partnership's sole general partner, MAA has the ability to control all of the day-to-day operations of the Operating Partnership.

Management believes combining the notes to the consolidated financial statements of MAA and the Operating Partnership results in the following benefits:

- enhances a readers' understanding of MAA and the Operating Partnership by enabling the reader to view the business as a whole in the same manner that management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosure applies to both MAA and the Operating Partnership; and
- creates time and cost efficiencies through the preparation of one combined set of notes instead of two separate sets.

MAA, an S&P 500 company, is a multifamily-focused, self-administered and self-managed real estate investment trust, or REIT. Management operates MAA and the Operating Partnership as one business. The management of the Company is comprised of individuals who are officers of MAA and employees of the Operating Partnership. Management believes it is important to understand the few differences between MAA and the Operating Partnership in the context of how MAA and the Operating Partnership operate as a consolidated company. MAA and the Operating Partnership are structured as an umbrella partnership REIT, or UPREIT. MAA's interest in the Operating Partnership entitles MAA to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to MAA's percentage interest therein and entitles MAA to vote on substantially all matters requiring a vote of the partners. MAA's only material asset is its ownership of limited partnership interests in the Operating Partnership (other than cash held by MAA from time to time); therefore, MAA's primary function is acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing certain debt of the Operating Partnership from time to time. The Operating Partnership holds, directly or indirectly, all of the Company's real estate assets. Except for net proceeds from public equity issuances by MAA, which are contributed to the Operating Partnership in exchange for limited partnership interests, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, direct or indirect incurrence of indebtedness and issuance of OP Units.

The presentations of MAA's shareholders' equity and the Operating Partnership's capital are the principal areas of difference between the consolidated financial statements of MAA and those of the Operating Partnership. MAA's shareholders' equity may include shares of preferred stock, shares of common stock, additional paid-in capital, cumulative earnings, cumulative distributions, noncontrolling interests, treasury shares, accumulated other comprehensive income or loss and redeemable common stock. The Operating Partnership's capital may include common capital and preferred capital of the general partner (MAA), limited partners' common capital and preferred capital, noncontrolling interests, accumulated other comprehensive income or loss and redeemable common units. Holders of OP Units (other than MAA) may require the Operating Partnership to redeem their OP Units from time to time, in which case the Operating Partnership may, at its option, pay the redemption price either in cash (in an amount per OP Unit equal, in general, to the average closing price of MAA's common stock on the New York Stock Exchange, or NYSE, over a specified period prior to the redemption date) or by delivering one share of MAA's common stock (subject to adjustment under specified circumstances) for each OP Unit so redeemed.

Organization of Mid-America Apartment Communities, Inc.

The Company owns, operates, acquires and selectively develops apartment communities primarily located in the Southeast, Southwest and Mid-Atlantic regions of the U.S. As of December 31, 2025, the Company owned and operated 293 apartment communities (which does not include development communities under construction) through the Operating Partnership and its subsidiaries and had an ownership interest in one apartment community through an unconsolidated real estate joint venture. As of December 31, 2025, the Company also had eight development communities under construction, totaling 2,522 apartment units once complete, and development costs of $625.6 million had been incurred through December 31, 2025 with respect to those development communities. The Company expects to complete five of these developments in 2026, one in 2027 and two in 2028. As of December 31, 2025, 35 of the Company's apartment communities included retail components. The Company's apartment communities, including development communities under construction, were located across 16 states and the District of Columbia as of December 31, 2025.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared by the Company's management in accordance with U.S. generally accepted accounting principles, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission, or the SEC. The consolidated financial statements of MAA presented herein include the accounts of MAA, the Operating Partnership and all other subsidiaries in which MAA has a controlling financial interest. MAA owns, directly or indirectly, approximately 80% to 100% of all consolidated subsidiaries, including the Operating Partnership. In management's opinion, all adjustments necessary for a fair presentation of the consolidated financial statements have been included, and all such adjustments were of a normal recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company invests in entities that may qualify as variable interest entities, or VIEs, and MAALP is considered a VIE. A VIE is a legal entity in which the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack the power to direct the activities of a legal entity as well as the obligation to absorb its expected losses or the right to receive its expected residual returns. The Company consolidates all VIEs for which it is the primary beneficiary and uses the equity method to account for investments that qualify as VIEs but for which it is not the primary beneficiary. In determining whether the Company is the primary beneficiary of a VIE, management considers both qualitative and quantitative factors, including, but not limited to, those activities that most significantly impact the VIE's economic performance and which party controls such activities. MAALP is classified as a VIE because the limited partners lack substantive kick-out rights and substantive participating rights, and the Company has concluded it is the primary beneficiary of MAALP. The Company uses the equity method of accounting for its investments in entities for which the Company exercises significant influence but does not have the ability to exercise control. The factors considered in determining whether the Company has the ability to exercise significant influence or control include ownership of voting interests and participatory rights of investors (see "Investments in Unconsolidated Affiliates" below).

Prior period amounts for changes in accrued expenses and other liabilities have been reclassified on the consolidated statements of cash flows as separate line items to conform to the current year presentation.

Noncontrolling Interests

As of December 31, 2025, the Company had two types of noncontrolling interests with respect to its consolidated subsidiaries: (1) noncontrolling interests related to the common unitholders of its Operating Partnership; and (2) noncontrolling interests related to its consolidated real estate entities. The noncontrolling interests relating to the limited partnership interests in the Operating Partnership are owned by the holders of the Class A OP Units. MAA is the sole general partner of the Operating Partnership and holds all of the outstanding Class B OP Units. Net income (after allocations to preferred ownership interests) is allocated to MAA and the noncontrolling interests based on their respective ownership percentages of the Operating Partnership. Issuance of additional Class A OP Units or Class B OP Units changes the ownership percentage of both the noncontrolling interests and MAA. The issuance of Class B OP Units generally occurs when MAA issues common stock and the issuance proceeds are contributed to the Operating Partnership in exchange for Class B OP Units equal to the number of shares of MAA's common stock issued. At each reporting period, the allocation between total MAA shareholders' equity and noncontrolling interests is adjusted to account for the change in the respective percentage ownership of the underlying equity of the Operating Partnership. MAA's Board of Directors established economic rights in respect to each Class A OP Unit that were equivalent to the economic rights in respect to each share of MAA common stock. See Note 9 for additional details.

The noncontrolling interests relating to the Company's consolidated real estate entities are owned by private real estate companies that are generally responsible for the development, construction and lease-up of the apartment communities that are owned through the consolidated real estate entities with a noncontrolling interest. The entities were determined to be VIE's with the Company designated as the primary beneficiary. As a result, the accounts of the entities are consolidated by the Company. As of December 31, 2025, the consolidated assets of the Company's consolidated real estate entities with a noncontrolling interest were $386.4 million, and consolidated liabilities were $16.7 million after intercompany eliminations. As of December 31, 2024, the consolidated assets of the Company's consolidated real estate entities with a noncontrolling interest were $432.2 million, and consolidated liabilities were $27.1 million, net of eliminations. During the year ended December 31, 2025, the Company paid $26.8 million to acquire the noncontrolling interests of two consolidated real estate entities.

In July 2024, the Company agreed to finance substantially all of a third-party's development of a 239-unit multifamily apartment community currently under construction located in Charlotte, North Carolina. The development was determined to be a VIE with the Company designated as the primary beneficiary, resulting in the consolidation of the development by the Company and the recognition of $11.2 million of gain on the consolidation of a third-party development included within "Other non-operating expense (income)" in the Consolidated Statements of Operations. The Company initially funded $70.5 million upon entering into the financing agreement. The initial and ongoing funding are included within "Development costs" in the Consolidated Statements of Cash Flows. This development delivered its first units in the third quarter of 2025 and is expected to be completed in the first quarter of 2026 and reach stabilization in the fourth quarter of 2026 at a total cost of approximately $112 million. The Company has the option to purchase the development once it is stabilized.

Real Estate Assets and Depreciation and Amortization

Real estate assets are carried at depreciated cost and consist of land, buildings and improvements and other, and development and capital improvements in progress (see "Development Costs" below). Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and recurring capital replacements are capitalized and depreciated over their estimated useful lives. Recurring capital replacements typically include scheduled carpet replacement, new roofs, HVAC units, plumbing, concrete, masonry and other paving, pools and various exterior building improvements. In addition to these costs, the Company also capitalizes salary costs directly identifiable with renovation work. These expenditures extend the useful life of the property and increase the property's fair market value. The cost of interior painting and blinds are typically expensed as incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to 40 years. The line item "Buildings and improvements and other" in the Consolidated Balance Sheets includes land improvements and buildings, which have a useful life ranging from five to 40 years, as well as furniture, fixtures and equipment, which have a useful life of three to five years.

Development Costs

Development projects and the related carrying costs, including interest, property taxes, insurance and allocated direct development salary costs during the construction period, are capitalized and reported in the accompanying Consolidated Balance Sheets as "Development and capital improvements in progress" during the construction period. Interest is capitalized in accordance with accounting standards governing the capitalization of interest. Upon completion and certification for occupancy of individual buildings or floors within a development, amounts representing the completed portion of total estimated development costs for the project are transferred to "Buildings and improvements and other" as real estate held for investment. Capitalization of interest, property taxes, insurance and allocated direct development salary costs cease upon the transfer. The assets are depreciated over their estimated useful lives. Total capitalized costs (including capitalized interest, property taxes, insurance and salaries) during the years ended December 31, 2025, 2024 and 2023 were $27.9 million, $26.0 million and $20.6 million, respectively. Certain costs associated with the lease-up of development projects, including cost of model units, furnishings and signs, are capitalized and amortized over their respective estimated useful lives. All other costs relating to renting development projects are expensed as incurred.

Acquisition of Real Estate Assets

In accordance with Accounting Standards Codification, or ASC, Topic 805, *Business Combinations*, most acquisitions of operating properties qualify as an asset acquisition. Accordingly, the cost of the real estate acquired, including acquisition costs, is allocated to the acquired tangible assets, consisting of land, buildings and improvements and other, and identified intangible assets, consisting of the value of in-place leases and other contracts, on a relative fair value basis. Acquisition costs include appraisal fees, title fees, broker fees and other legal costs to acquire the property.

The purchase price of an acquired property is allocated based on the relative fair value of the individual components as a proportion of the total assets acquired. The Company allocates the cost of the tangible assets of an acquired property by valuing the building as if it were vacant, based on management's determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a building using methods similar to those used by independent appraisers. These methods include using stabilized net operating income, or NOI, and market specific capitalization and discount rates. The Company allocates the cost of land based on its relative fair value if acquired with a multifamily community or records the value based on the purchase price paid if acquired separately. In allocating the cost of identified intangible assets of an acquired property, the in-place leases are valued based on current rent rates and time and cost to lease a unit. Management concluded that the residential leases acquired in connection with each of its property acquisitions approximate at-market rates since the residential lease terms generally do not extend beyond one year.

For residential leases, the fair value of the in-place leases and resident relationships is amortized over the remaining term of the resident leases. For retail and commercial leases, the fair value of in-place leases and tenant relationships is amortized over the remaining term of the leases. The net amount of these lease intangibles included in "Other assets" totaled $0.3 million and $1.0 million as of December 31, 2025 and 2024, respectively.

Impairment of Long-lived Assets

The Company accounts for long-lived assets in accordance with the provisions of accounting standards for the impairment or disposal of long-lived assets. Management periodically evaluates long-lived assets, including investments in real estate, for indicators that would suggest that the carrying amount of the assets may not be recoverable. The judgments regarding the existence of such indicators are based on factors such as operating performance, market conditions and legal factors. Long-lived assets, such as real estate assets, equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the Consolidated Balance Sheets, are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

Undeveloped Land

Undeveloped land includes sites intended for future multifamily developments and sites for future commercial development, which are carried at cost and evaluated for impairment when indicators are present. Any costs incurred prior to commencement of pre-development activities are expensed as incurred.

Cash and Cash Equivalents

Investments in money market accounts and certificates of deposit with original maturities of three months or less are considered to be cash equivalents.

Restricted Cash

Restricted cash consists of security deposits required to be held separately, escrow deposits held by lenders for property taxes, insurance, debt service and replacement reserves, and cash held for exchanges under Section 1031(b) of the Internal Revenue Code of 1986, as amended, or the Code. Cash held for Section 1031(b) exchanges is presented within "Cash, cash equivalents and restricted cash" in the accompanying Consolidated Statements of Cash Flows.

Investments in Unconsolidated Affiliates

The Company uses the equity method to account for its investments in a real estate joint venture, as well as six technology-focused limited partnerships that each qualify as a VIE. Management determined the Company is not the primary beneficiary in any of these investments but does have the ability to exert significant influence over the operations and financial policies of the real estate joint venture and considers its investments in the limited partnerships to be more than minor. The Company's investment in the real estate joint venture was $41.3 million and $41.7 million as of December 31, 2025 and 2024, respectively, and is included in "Investment in real estate joint venture" in the accompanying Consolidated Balance Sheets.

The Company accounts for its investments in the technology-focused limited partnerships on a three month lag due to the timing the limited partnerships' financial information is made available to the Company. As of December 31, 2025 and 2024, the Company's investments in the limited partnerships were $78.2 million and $62.2 million, respectively, and are included in "Other assets" in the accompanying Consolidated Balance Sheets, with any related earnings, including unrealized gains and losses on the underlying investments of the limited partnerships which are recorded at estimated fair value, recognized in "Other non-operating expense (income)" in the accompanying Consolidated Statements of Operations. During the years ended December 31, 2025, 2024 and 2023, the Company recognized income of $6.5 million, $13.1 million and $1.6 million, respectively, from its investments in the limited partnerships. As of December 31, 2025, the Company was committed to make additional capital contributions totaling $20.8 million if and when called by the general partners of the limited partnerships.

Other Assets

Other assets consist primarily of receivables, the value of derivative contracts, right-of-use lease assets, investments in technology-focused limited partnerships, marketable equity securities, deferred rental concessions, the unamortized value of in-place leases and resident relationships, deferred financing costs relating to the revolving credit facility and commercial paper program and other prepaid expenses.

Marketable Equity Securities

The Company's investment in marketable equity securities is measured at fair value based on the quoted share price of the securities and is included in "Other assets" in the accompanying Consolidated Balance Sheets, with any related gains and losses, including realized and unrealized gains and losses, recognized in "Other non-operating expense (income)" in the accompanying Consolidated Statements of Operations. As of December 31, 2025 and 2024, the Company's investment in the marketable equity securities was $3.9 million and $3.3 million, respectively. During the year ended December 31, 2024, the Company sold a portion of the marketable securities for net proceeds of $10.0 million and recognized a net realized gain on sale of $8.3 million. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $0.5 million of unrealized gains, $5.3 million of unrealized losses and $2.9 million of unrealized gains, respectively, from its investment in marketable equity securities.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of accrued dividends payable, accrued real estate taxes, unearned income, right-of-use lease liabilities, security deposits, accrued payroll, general liability and workers compensation insurance, accrued capital improvements in progress, accrued interest payable, net deferred tax liability (see Note 7), accrued loss contingencies (see Note 11), accounts payable and other accrued expenses. The following table reflects a detail of the Company's "Accrued expenses and other liabilities" balances as of December 31, 2025 and 2024 (dollars in thousands):

	December 31, 2025	December 31, 2024
Accrued dividends payable	$ 183,324	$ 181,738
Accrued real estate taxes	142,803	139,970
Unearned income	66,139	64,626
Accrued legal and litigation	62,543	11,070
Accrued interest payable	40,734	35,125
Accrued payroll	28,892	27,564
Security deposits	28,144	27,565
Accrued capital improvements in progress	25,914	32,903
Right-of-use lease liabilities	24,279	26,091
General liability and workers compensation insurance	19,414	23,353
Accounts payable, accrued expenses and other	108,180	113,743
Total	**$ 730,366**	**$ 683,748**

Loss Contingencies

The outcomes of claims, disputes and legal proceedings are subject to significant uncertainty. The Company records an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. The Company also accrues an estimate of defense costs expected to be incurred in connection with legal matters. Management reviews these accruals quarterly and makes revisions based on changes in facts and circumstances. When a loss contingency is not both probable and reasonably estimable, management does not accrue the loss. However, if the loss (or an additional loss in excess of the accrual) is at least a reasonable possibility and material, then management discloses a reasonable estimate of the possible loss, or range of loss, if such reasonable estimate can be made. If the Company cannot make a reasonable estimate of the possible loss, or range of loss, then a statement to that effect is disclosed.

The assessment of whether a loss is probable or a reasonable possibility, and whether the loss or range of loss is reasonably estimable, often involves a series of complex judgments about future events. Among the factors considered in this assessment, are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if reasonably estimable), the progress of the matter, existing law and precedent, the opinions or views of legal counsel and other advisers, management's experience in similar matters, the facts available to management at the time of assessment, and how the Company intends to respond, or has responded, to the proceeding or claim. Management's assessment of these factors may change over time as individual proceedings or claims progress. For matters where management is not currently able to reasonably estimate a range of reasonably possible loss, the factors that have contributed to this determination include the following: (i) the damages sought are indeterminate; (ii) the proceedings are in the early stages; (iii) the matters involve novel or unsettled legal theories or a large or uncertain number of actual or potential cases or parties; and/or (iv) discussions with the parties in matters that are ultimately expected to be resolved through negotiation and settlement have not reached the point where management believes a reasonable estimate of loss, or range of loss, can be made. The Company believes that there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss or business impact, if any. See Note 11 for additional disclosures regarding loss contingencies.

Equity Forward Sale Agreements

In August 2021, MAA entered into, and in the future may enter into, forward sale agreements for the sale and issuance of shares of its common stock, either through an underwritten public offering or through MAA's at-the-market share offering program, or ATM program. When MAA enters into a forward sale agreement, the contract requires MAA to sell its shares to a counterparty at a predetermined price at a future date, which price is subject to adjustment during the term of the contract for MAA's anticipated dividends as well as for a daily interest factor that varies with changes in the federal funds rate. MAA generally has the ability to determine the dates and method of settlement (i.e., gross physical settlement, net share settlement or cash settlement), subject to certain conditions and the right of the counterparty to accelerate settlement under certain circumstances. The Company accounts for the shares of MAA's common stock reserved for issuance upon settlement as equity in accordance with ASC Topic 815-40, *Contracts in Entity's Own Equity*, which permits equity classification when a contract is considered indexed to its own stock and the contract requires or permits the issuing entity to settle the contract in shares (either physically or net in shares).

The guidance in ASC Topic 815-40 establishes a two-step process for evaluating whether an equity-linked financial instrument is considered indexed to its own stock by evaluating the instrument's contingent exercise provisions and the instrument's settlement provisions. In evaluating the forward sale agreements MAA entered into, management concluded that (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market of MAA's common stock price; and (ii) none of the settlement provisions preclude the agreements from being indexed to MAA's common stock.

Before the issuance of shares of MAA's common stock upon physical or net share settlement of the forward sale agreements, the shares issuable upon settlement of the forward sale agreements are reflected in MAA's diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the forward sale agreements over the number of shares of common stock that could be purchased by MAA in the open market (based on the average market price during the period) using the proceeds to be received upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). When MAA physically or net share settles a forward sale agreement, the delivery of shares of common stock would result in an increase in the number of weighted average common shares outstanding and dilution to basic earnings per share. See Note 8 for additional disclosures regarding equity forward sale agreements.

Revenue Recognition

The Company primarily leases multifamily residential apartments to residents under operating leases generally due on a monthly basis with terms of approximately one year or less. Rental revenues are recognized in accordance with ASC Topic 842, *Leases*, using a method that represents a straight-line basis over the term of the lease. In addition, in circumstances where a lease incentive is provided to residents, the incentive is recognized as a reduction of rental revenues on a straight-line basis over the reasonably assured lease term. Rental revenues represent approximately 94% of the Company's total revenues and include gross rents charged less adjustments for concessions and bad debt. Approximately 5% of the Company's total revenues represent reimbursable property revenues from its residents for utility reimbursements, which are generally recognized and due on a monthly basis as residents obtain control of the service over the term of the lease. The remaining 1% of the Company's total revenues represents other non-lease property revenues primarily driven by nonrefundable fees and commissions, which are recognized when earned.

In accordance with ASC Topic 842, rental revenues and reimbursable property revenues meet the criteria to be aggregated into a single lease component and are reported on a combined basis in the line item "Rental revenues," as presented in the disaggregation of the Company's revenues in Note 13. Other non-lease property revenues are accounted for in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which requires revenue recognized outside of the scope of ASC Topic 842 to be recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. Other non-lease property revenues are reported in the line item "Other property revenues," as presented in the disaggregation of the Company's revenues in Note 13.

Advertising Costs

Costs associated with advertising activities are expensed as incurred and were $34.5 million, $31.7 million and $26.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Leases

The Company is the lessee under certain ground, office, equipment and other operational leases, all of which are accounted for as operating leases in accordance with ASC Topic 842. The Company recognizes a right-of-use asset for the right to use the underlying asset for all leases where the Company is the lessee with terms of more than 12 months, and a related lease liability for the obligation to make lease payments. Expenses related to leases determined to be operating leases are recognized on a straight-line basis. As of December 31, 2025 and 2024, right-of-use assets recorded within "Other assets" totaled $38.0 million and $40.5 million, respectively, and related lease liabilities recorded within "Accrued expenses and other liabilities" totaled $24.3 million and $26.1 million, respectively, in the Consolidated Balance Sheets. Lease expense recognized for the years ended December 31, 2025, 2024 and 2023 was immaterial to the Company. Cash paid for amounts included in the measurement of operating lease liabilities during the years ended December 31, 2025 and 2024 was also immaterial. See Note 11 for additional disclosures regarding leases.

Income Taxes

MAA has elected to be taxed as a REIT under the Code and intends to continue to operate in such a manner. The current and continuing qualification as a REIT depends on MAA's ability to meet the various requirements imposed by the Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain requirements with respect to the nature and diversity of MAA's assets and sources of MAA's gross income. As long as MAA qualifies for taxation as a REIT, it will generally not be subject to U.S. federal corporate income tax on its taxable income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., income taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. Even if MAA qualifies as a REIT, MAA may be subject to U.S. federal income and excise taxes in certain situations, such as if MAA fails to distribute timely all of its taxable income with respect to a taxable year. MAA also will be required to pay a 100% tax on any net income on non-arm's length transactions between MAA and one of its taxable REIT subsidiaries, or TRS. Furthermore, MAA and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which MAA transacts business or its shareholders reside, and the applicable state and local tax laws may not conform to the U.S. federal income tax treatment. Any taxes imposed on MAA would reduce its operating cash flows and net income.

The Company has elected TRS status for certain of its corporate subsidiaries. As a result, the TRS incur both federal and state income taxes on any taxable income after consideration of any net operating losses. The TRS use the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rate is recognized in earnings in the period of the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. See Note 7 for additional disclosures regarding income taxes.

Fair Value Measurements

The Company applies the guidance in ASC Topic 820, *Fair Value Measurements and Disclosures*, to the valuation of acquired real estate assets recorded at fair value, to its impairment valuation analysis of real estate assets and to its valuation and disclosure of the fair value of financial instruments, which primarily consists of marketable equity securities, indebtedness and derivative instruments. Fair value disclosures required under ASC Topic 820 for the Company's financial instruments as well as the Company's derivative accounting policies are summarized in Note 6 utilizing the following hierarchy:

> Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
> Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
> Level 3 - Unobservable inputs for the assets or liability.

Certain long-lived assets are recorded at fair value when they are acquired or initially consolidated. The inputs associated with the valuation of long-lived assets are generally included in Level 2 and Level 3 of the fair value hierarchy.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare these financial statements and notes in conformity with GAAP. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

In 2024, the Financial Accounting Standards Board issued Accounting Standard Update, or ASU, 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*. This ASU requires disclosure in the notes to the financial statements, at each interim and annual reporting period, of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption. Also required is a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated. This ASU is effective for all public entities for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. This ASU should be applied either prospectively to financial statements issued after the effective date of this update or retrospectively to all prior periods presented in the financial statements. The Company will adopt this standard with its fiscal 2028 annual filing. Management is currently evaluating the impact this standard may have on the consolidated financial statements and related disclosures upon adoption.

2.   Earnings per Common Share of MAA

Basic earnings per share is computed using the two-class method by dividing net income available to MAA common shareholders by the weighted average number of common shares outstanding during the period. All outstanding unvested restricted share awards contain rights to non-forfeitable dividends and participate in undistributed earnings with common shareholders and, accordingly, are considered participating securities that are included in the two-class method of computing basic earnings per share. Both the unvested restricted shares and other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis with diluted earnings per share being the more dilutive of the treasury stock or two-class methods. OP Units are included in dilutive earnings per share calculations when the units are dilutive to earnings per share.

During the three and twelve months ended December 31, 2025, MAA repurchased 0.2 million shares of its common stock at an average price of $131.61 per share for total consideration of $27.2 million under its share repurchase program.

For the years ended December 31, 2025 and 2023, MAA's diluted earnings per share was computed using the treasury stock method, and for the year ended December 31, 2024, MAA's diluted earnings per share was computed using the two-class method, as presented below (dollars and shares in thousands, except per share amounts):

Calculation of Earnings per common share - basic		2025		2024		2023
Net income	$	456,566	$	541,576	$	567,831
Net income attributable to noncontrolling interests		(9,657)		(14,033)		(15,025)
Unvested restricted shares (allocation of earnings)		(237)		(75)		(224)
Dividends to MAA Series I preferred shareholders		(3,688)		(3,688)		(3,688)
Net income available for MAA common shareholders, adjusted	$	442,984	$	523,780	$	548,894
Weighted average common shares - basic		116,954		116,776		116,521
Earnings per common share - basic	$	**3.79**	$	**4.49**	$	**4.71**
Calculation of Earnings per common share - diluted						
Net income	$	456,566	$	541,576	$	567,831
Net income attributable to noncontrolling interests [1]		(9,657)		(14,033)		(15,025)
Unvested restricted shares (allocation of earnings)		—		(75)		—
Dividends to MAA Series I preferred shareholders		(3,688)		(3,688)		(3,688)
Net income available for MAA common shareholders, adjusted	$	443,221	$	523,780	$	549,118
Weighted average common shares - basic		116,954		116,776		116,521
Effect of dilutive securities		195		—		124
Weighted average common shares - diluted		117,149		116,776		116,645
Earnings per common share - diluted	$	**3.78**	$	**4.49**	$	**4.71**

[1]   For the years ended December 31, 2025, 2024 and 2023, 3.0 million, 3.1 million and 3.1 million OP Units, respectively, and their related income are not included in the diluted earnings per share calculations as they are not dilutive.

3. Earnings per OP Unit of MAALP

Basic earnings per common unit is computed using the two-class method by dividing net income available for common unitholders by the weighted average number of OP Units outstanding during the period. All outstanding unvested restricted unit awards contain rights to non-forfeitable distributions and participate in undistributed earnings with common unitholders and, accordingly, are considered participating securities that are included in the two-class method of computing basic earnings per common unit. Diluted earnings per common unit reflects the potential dilution that could occur if securities or other contracts to issue OP Units were exercised or converted into OP Units. Both the unvested restricted unit awards and other potentially dilutive common units, and the related impact to earnings, are considered when calculating earnings per common unit on a diluted basis with diluted earnings per common unit being the more dilutive of the treasury stock or two-class methods.

During the three and twelve months ended December 31, 2025, MAALP repurchased 0.2 million of its OP Units from MAA at an average price of $131.61 per unit for total consideration of $27.2 million.

For the year ended December 31, 2025 and 2023, MAALP's diluted earnings per common unit was computed using the treasury stock method, and for the years ended December 31, 2024, MAALP's diluted earnings per common unit was computed using the two-class method, as presented below (dollars and units in thousands, except per unit amounts):

Calculation of Earnings per common unit - basic		2025		2024		2023
Net income	$	456,566	$	541,576	$	567,831
Net loss (income) attributable to noncontrolling interests		1,727		—		(62)
Unvested restricted units (allocation of earnings)		(237)		(75)		(224)
Distributions to MAALP Series I preferred unitholders		(3,688)		(3,688)		(3,688)
Net income available for MAALP common unitholders, adjusted	$	454,368	$	537,813	$	563,857
Weighted average common units - basic		119,938		119,875		119,674
Earnings per common unit - basic	$	**3.79**	$	**4.49**	$	**4.71**
Calculation of Earnings per common unit - diluted						
Net income	$	456,566	$	541,576	$	567,831
Net loss (income) attributable to noncontrolling interests		1,727		—		(62)
Unvested restricted units (allocation of earnings)		—		(75)		—
Distributions to MAALP Series I preferred unitholders		(3,688)		(3,688)		(3,688)
Net income available for MAALP common unitholders, adjusted	$	454,605	$	537,813	$	564,081
Weighted average common units - basic		119,938		119,875		119,674
Effect of dilutive securities		195		—		124
Weighted average common units - diluted		120,133		119,875		119,798
Earnings per common unit - diluted	$	**3.78**	$	**4.49**	$	**4.71**

4. Stock-Based Compensation

Overview

MAA accounts for its stock-based employee compensation plans in accordance with accounting standards governing stock-based compensation. These standards require an entity to measure the cost of employee services received in exchange for an award of an equity instrument based on the award's fair value on the grant date and recognize the cost over the period during which the employee is required to provide service in exchange for the award, which is generally the vesting period. Any liability awards issued are remeasured at each reporting period.

MAA's stock compensation plans consist of a number of incentives provided to attract and retain independent directors, executive officers and key employees. Incentives are currently granted under the 2023 Omnibus Incentive Plan, or the Omnibus Plan, which was approved at the 2023 annual meeting of MAA shareholders. The Omnibus Plan allows for the grant of awards, including restricted stock and stock options, with respect to up to 1,000,000 shares. Prior to the Omnibus Plan, incentives were awarded under the Amended and Restated 2013 Stock Incentive Plan, or the Stock Incentive Plan, which was approved at the 2018 annual meeting of MAA shareholders. The Stock Incentive Plan allowed for the grant of awards, including restricted stock and stock options, with respect to up to 2,000,000 shares. MAA believes that such awards better align the interests of its employees with those of its shareholders. The Omnibus Plan and the Stock Incentive Plan are collectively referred to as the Stock Plans.

Compensation expense is generally recognized for service based restricted stock awards using the straight-line method over the vesting period of the shares regardless of cliff or ratable vesting distinctions. Compensation expense for market and performance based restricted stock awards is generally recognized using the accelerated amortization method with each vesting tranche valued as a separate award, with a separate vesting date, consistent with the estimated value of the award at each period end. Additionally, compensation expense is adjusted for actual forfeitures for all awards in the period that the award was forfeited. Compensation expense for stock options is generally recognized on a straight-line basis over the requisite service period. MAA presents stock compensation expense in the Consolidated Statements of Operations in "General and administrative expenses."

Total compensation expense under the Stock Plans was $18.3 million, $17.7 million and $18.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Of these amounts, total compensation expense capitalized was $2.0 million, $1.9 million and $2.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the total unrecognized compensation expense was $16.1 million. This cost is expected to be recognized over the remaining weighted average period of 0.9 years. Total cash paid for the settlement of plan shares totaled $3.1 million, $5.0 million and $7.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Information concerning grants under the Stock Plans is provided below.

Restricted Stock

In general, restricted stock is earned based on either a service condition, market condition, performance condition or a combination thereof and generally vests ratably over a period from the grant date up to three years. Service based awards are earned when the employee remains employed over the requisite service period and are valued on the grant date based upon the market price of MAA common stock on the date of grant. Market based awards are earned when MAA reaches a specified stock price or specified return on the stock price (price appreciation plus dividends) and are valued on the grant date using a Monte Carlo simulation. Performance based awards are earned when MAA reaches certain operational goals, such as funds available for distribution targets, and are valued based upon the market price of MAA common stock on the date of grant as well as the probability of reaching the stated targets. MAA remeasures the fair value of the performance based awards each balance sheet date with adjustments made on a cumulative basis until the award is settled and the final compensation is known. The weighted average grant date fair value per share of restricted stock awards granted with a market condition during the years ended December 31, 2025, 2024 and 2023, was $99.70, $85.94 and $102.55, respectively.

The following is a summary of the key assumptions used in the valuation calculations for market based awards granted during the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Risk free rate	4.448%	4.158%	4.096%
Dividend yield	4.046%	4.449%	3.550%
Volatility	22.54%	22.87%	28.99%
Requisite service period	3 years	3 years	3 years

The risk free rate was based on a zero coupon risk-free rate. The dividend yield was based on the closing stock price of MAA stock on the date of grant. Volatility for MAA was obtained by using a blend of both historical and implied volatility calculations. Historical volatility was based on the standard deviation of daily total continuous returns, and implied volatility was based on the trailing month average of daily implied volatilities interpolating between the volatilities implied by stock call option contracts that were closest to the terms shown and closest to the money. The requisite service period is based on the criteria for the separate restricted stock awards according to the related vesting schedule.

A summary of the status of the nonvested restricted shares as of December 31, 2025, and the changes for the year ended December 31, 2025, is presented below:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested as of January 1, 2025	107,003	$ 161.68
Issued	68,655	139.33
Vested	(64,317)	170.59
Forfeited	(1,745)	155.24
Nonvested as of December 31, 2025	**109,596**	**$ 142.55**

The total fair value of shares vested during the years ended December 31, 2025, 2024 and 2023 was $11.0 million, $14.7 million and $17.3 million, respectively.

Stock Options

No options were outstanding as of December 31, 2025. No stock options were granted or expired during the years ended December 31, 2025, 2024 and 2023. There were 463 options exercised during the year ended December 31, 2025 and no options exercised during the years ended December 31, 2024 and 2023. These exercises resulted in net proceeds that were negligible during the year ended December 31, 2025.

5. Borrowings

The following table summarizes the Company's outstanding debt as of December 31, 2025 and 2024 (dollars in thousands):

			As of December 31, 2025	
Unsecured debt	**December 31, 2025**	**December 31, 2024**	**Weighted Average Effective Rate**	**Weighted Average Contract Maturity**
Fixed rate senior notes	$ 4,400,000	$ 4,400,000	3.8%	1/2/2032
Variable rate commercial paper program	676,000	250,000	3.9%	1/8/2026
Debt issuance costs, discounts and premiums	(31,021)	(29,310)		
Total unsecured debt	$ 5,044,979	$ 4,620,690	3.8%	
Secured debt				
Fixed rate property mortgages	$ 363,293	$ 363,293	4.4%	1/26/2049
Debt issuance costs	(2,900)	(3,026)		
Total secured debt	$ 360,393	$ 360,267	4.4%	
Total outstanding debt	**$ 5,405,372**	**$ 4,980,957**	**3.8%**	

Unsecured Revolving Credit Facility

In October 2025, MAALP amended its unsecured revolving credit facility, increasing its borrowing capacity to $1.5 billion with an option to expand to $2.0 billion. The revolving credit facility bears interest at a variable rate, at MAALP's election, of either (1) based upon the Secured Overnight Financing Rate plus an applicable margin ranging from 0.65% to 1.40% based upon MAALP's credit rating, with the current spread at 0.725%, or (2) the base rate set forth in the credit agreement plus an applicable margin ranging from 0.00% to 0.40% based upon MAALP's credit rating. The revolving credit facility has a maturity date in January 2030 with an option to extend for two additional six-month periods. As of December 31, 2025, there was no outstanding balance under the revolving credit facility, while $5.0 million of capacity was used to support outstanding letters of credit.

Unsecured Commercial Paper

MAALP has established an unsecured commercial paper program whereby MAALP may issue unsecured commercial paper notes with varying maturities not to exceed 397 days. In October 2025, MAALP amended its commercial paper program to increase the maximum aggregate principal amount of notes that may be outstanding under the program from $625.0 million to $750.0 million. As of December 31, 2025, there were $676.0 million of borrowings outstanding under the commercial paper program. For the year ended December 31, 2025, the average daily borrowings outstanding under the commercial paper program were $379.9 million.

Unsecured Senior Notes

As of December 31, 2025, MAALP had $4.4 billion of publicly issued unsecured senior notes outstanding. The unsecured senior notes had maturities at issuance ranging from 5 to 30 years, with a weighted average maturity in 2032.

In January 2024, MAALP publicly issued $350.0 million in aggregate principal amount of unsecured senior notes due March 2034 with a coupon rate of 5.000% per annum and at an issue price of 99.019%. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, and commenced on September 15, 2024. The notes have an effective interest rate of 5.123%. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program.

In May 2024, MAALP publicly issued $400.0 million in aggregate principal amount of unsecured senior notes due February 2032 with a coupon rate of 5.300% per annum and at an issue price of 99.496%. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, and commenced on August 15, 2024. The notes have an effective interest rate of 5.382%. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program.

In June 2024, MAALP retired $400.0 million of publicly issued unsecured senior notes at maturity using available cash on hand and borrowings under the commercial paper program.

In December 2024, MAALP publicly issued $350.0 million in aggregate principal amount of unsecured senior notes due March 2035 with a coupon rate of 4.950% per annum and at an issue price of 99.170%. Interest is payable semi-annually in arrears on March 1 and September 1 of each year, and commenced on September 1, 2025. The notes have an effective interest rate of 5.053%. The proceeds from the sale of the notes were used to repay borrowings on the commercial paper program.

In November 2025, MAALP publicly issued $400.0 million in aggregate principal amount of unsecured senior notes due January 2033 with a coupon rate of 4.650% per annum and at an issue price of 99.354%. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2026. The notes have an effective interest rate of 4.755%. The proceeds from the sale of the notes were used to repay borrowings under MAALP's commercial paper program, which were used to repay MAALP's 2015 publicly issued notes that matured in November 2025.

In November 2025, MAALP retired $400.0 million of publicly issued unsecured senior notes at maturity.

Secured Property Mortgages

As of December 31, 2025, MAALP had $363.3 million of fixed rate conventional property mortgages with a weighted average maturity in 2049.

Upcoming Debt Obligations

As of December 31, 2025, MAALP's debt obligations over the next 12 months consist of approximately $976.0 million of principal obligations, including $676.0 million of commercial paper borrowings due January 2026 and $300.0 million of unsecured senior notes due September 2026.

Schedule of Maturities

The following table includes scheduled principal repayments of MAALP's outstanding borrowings as of December 31, 2025, as well as the amortization of debt issuance costs, discounts and premiums (in thousands):

	Maturities	Amortization	Total
2026	$ 976,000	$ (484)	$ 975,516
2027	600,000	(1,093)	598,907
2028	400,000	(1,481)	398,519
2029	550,000	4,833	554,833
2030	300,000	(1,427)	298,573
Thereafter	2,613,293	(34,269)	2,579,024
Total	$ **5,439,293**	$ **(33,921)**	$ **5,405,372**

6.   Financial Instruments and Derivatives

Financial Instruments Not Carried at Fair Value

Cash and cash equivalents, restricted cash and accrued expenses and other liabilities are carried at amounts that reasonably approximate their fair value due to their short term nature.

Fixed rate notes payable as of December 31, 2025 and 2024 totaled $4.7 billion for each time period, and had estimated fair values of $4.5 billion and $4.4 billion (excluding prepayment penalties) as of December 31, 2025 and 2024, respectively. The fair values of fixed rate debt are determined by using the present value of future cash outflows discounted with the applicable current market rate plus a credit spread. The carrying values of variable rate debt as of December 31, 2025 and 2024 totaled $676.0 million and $250.0 million, respectively, and the variable rate debt had estimated fair values of $676.0 million and $250.0 million as of December 31, 2025 and 2024, respectively. The fair values of variable rate debt is determined using the stated variable rate plus the current market credit spread. The variable rates reset at various maturities typically less than 30 days, and management concluded these rates reasonably estimate current market rates.

Financial Instruments Measured at Fair Value on a Recurring Basis

As of December 31, 2025, the Company had one outstanding series of cumulative redeemable preferred stock, which is referred to as the MAA Series I preferred stock (see Note 8). The Company has recognized a derivative asset related to the redemption feature embedded in the MAA Series I preferred stock. The derivative asset is valued using widely accepted valuation techniques, including a discounted cash flow analysis in which the perpetual value of the preferred shares is compared to the value of the preferred shares assuming the call option is exercised, with the value of the bifurcated call option as the difference between the two values. The analysis reflects the contractual terms of the redeemable preferred shares, which are redeemable at the Company's option beginning on October 1, 2026 at the redemption price of $50.00 per share. The Company may use various inputs in the analysis, including risk adjusted yields of relevant MAALP bond issuances and yields and spreads of relevant indices, estimated yields on preferred stock instruments from REITs with similar credit ratings as MAA, treasury rates and trading data available of prices of the preferred shares, to determine the fair value of the bifurcated call option.

The redemption feature embedded in the MAA Series I preferred stock is reported as a derivative asset in "Other assets" in the accompanying Consolidated Balance Sheets and is adjusted to its fair value at each reporting date, with a corresponding non-cash adjustment to "Other non-operating expense (income)" in the accompanying Consolidated Statements of Operations. As of December 31, 2025 and 2024, the fair value of the embedded derivative was $14.3 million and $13.2 million, respectively.

The Company has determined the majority of the inputs used to value its outstanding debt and its embedded derivative fall within Level 2 of the fair value hierarchy, and as a result, the fair value valuations of its debt and embedded derivative held as of December 31, 2025 and 2024 were classified as Level 2 in the fair value hierarchy. The fair value of the Company's marketable equity securities discussed in Note 1 is based on quoted market prices and is classified as Level 1 in the fair value hierarchy.

Terminated Cash Flow Hedges of Interest

As of December 31, 2025, the Company had $5.3 million recorded in "Accumulated other comprehensive loss," or AOCL, related to realized losses associated with terminated interest rate swaps that were designated as cash flow hedging instruments prior to their termination. The realized losses associated with the terminated interest rate swaps are reclassified to interest expense as interest payments are made on the Company's debt and will continue to be reclassified to interest expense until the debt's maturity. During the next 12 months, the Company estimates an additional $1.5 million will be reclassified to earnings as an increase to "Interest expense."

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statements of Operations

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, respectively (dollars in thousands):

Derivatives in Cash Flow Hedging Relationships	Location of Loss Reclassified from AOCL into Income	Net Loss Reclassified from AOCL into Interest Expense		
		2025	2024	2023
Terminated interest rate swaps	Interest expense	$ (1,689)	$ (1,878)	$ (1,326)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Earnings on Derivative	Gain (Loss) Recognized in Earnings on Derivative		
		2025	2024	2023
Preferred stock embedded derivative	Other non-operating expense (income)	$ 1,111	$ (18,751)	$ 18,528

7. Income Taxes

Due to the structure of MAA as a REIT and the nature of the operations of its operating properties, no provision for federal income taxes has been made at the MAA level. In addition, as MAALP is structured as a limited partnership, and its partners recognize their proportionate share of income or loss in their tax returns, no provision for federal income taxes has been made at the MAALP level. Historically, the Company has incurred certain state and local income, excise and franchise taxes.

Taxable REIT Subsidiaries

A TRS is an entity that is subject to federal, state and any applicable local corporate income tax without the benefit of the dividends paid deduction applicable to REITs. The Company's TRS generated taxable income of $7.6 million, $8.3 million and $4.6 million, and recognized income tax expense of $1.5 million, $1.8 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. One of the Company's TRS generally provides the Company with services (property management services to a real estate joint venture and other services) for which the Company reimburses the TRS. In addition, one of the Company's TRS owns the investments in the technology-focused limited partnerships and marketable securities that generate investment income and losses. The investment income or loss is recognized for tax purposes at the time of sale or exchange of the investment.

In addition to the TRS income tax provision, income tax expense primarily relates to the Texas-based margin tax for all Texas apartment communities. Income tax expense for the Company was $4.6 million, $5.2 million and $4.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, as presented in "Income tax expense" in the accompanying Consolidated Statements of Operations.

As of December 31, 2025 and 2024, there were no deferred tax assets and the components of the Company's deferred tax liabilities were as follows (dollars in thousands):

	December 31, 2025	December 31, 2024
Deferred tax liability:		
Unrealized gain from limited partnerships	$ 5,348	$ 4,048
Unrealized gain from marketable securities & other	900	861
Total deferred tax liability	**$ 6,248**	**$ 4,909**

The net deferred tax liability balances are reflected in "Accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheets. The TRS have no reserve for uncertain tax positions for the years ended December 31, 2025 and 2024, and management does not believe there will be any material changes in the TRS unrecognized tax positions over the next 12 months. If necessary, the TRS accrue interest and penalties on unrecognized tax benefits as a component of income tax expense.

Net Operating Loss Carryforwards

As of December 31, 2025, the Company held federal net operating loss, or NOL, carryforwards of $43.9 million for income tax purposes that expire in the years 2029 to 2032. Utilization of any NOL carryforwards is subject to an annual limitation due to ownership change limitations provided by Section 382 of the Code and similar state provisions. The annual limitations may result in the expiration of NOL carryforwards prior to utilization. The Company may use these NOL to offset all or a portion of the taxable income generated at the REIT level. Tax years 2022 through 2025 are subject to examination by the Internal Revenue Service. No tax examination is currently in process.

Taxable Composition of Distributions

For income tax purposes, dividends paid to holders of common stock generally consist of ordinary income, return of capital, capital gains, qualified dividends and un-recaptured Section 1250 gains, or a combination thereof. For the years ended December 31, 2025, 2024 and 2023, dividends per common share held for the entire year were estimated to be taxable as follows:

	2025		2024		2023	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 6.02	99.40%	$ 5.80	98.61%	$ 5.60	100.00%
Capital gains	0.04	0.60%	0.08	1.39%	—	—
Total	**$ 6.06**	**100%**	**$ 5.88**	**100%**	**$ 5.60**	**100%**

The Company designated the per share amounts above as capital gain dividends in accordance with the requirements of the Code. The difference between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions relates primarily to temporary differences such as depreciation and amortization and taxable gains on sold properties.

8. Shareholders' Equity of MAA

As of December 31, 2025, 116,878,077 shares of common stock of MAA and 2,941,839 OP Units (excluding the OP Units held by MAA) were issued and outstanding, representing a total of 119,819,916 common shares and units. As of December 31, 2024, 116,883,421 shares of common stock of MAA and 3,075,552 OP Units (excluding the OP Units held by MAA) were issued and outstanding, representing a total of 119,958,973 common shares and units.

Preferred Stock

As of December 31, 2025, MAA had one outstanding series of cumulative redeemable preferred stock, which has the following characteristics:

Description	Outstanding Shares	Liquidation Preference [1]	Optional Redemption Date	Redemption Price [2]	Stated Dividend Yield	Approximate Dividend Rate
MAA Series I	867,846	$ 50.00	10/1/2026	$ 50.00	8.50%	$ 4.25

[1] The total liquidation preference for the outstanding preferred stock is $43.4 million.
[2] The redemption price is the price at which the preferred stock is redeemable, at MAA's option, for cash.

See Note 6 for details of the valuation of the derivative asset related to the redemption feature embedded in the MAA Series I preferred stock.

Direct Stock Purchase and Distribution Reinvestment Plan

MAA has a Dividend and Distribution Reinvestment and Share Purchase Plan, or DRSPP, pursuant to which MAA's common shareholders have the ability to reinvest all or part of their distributions from MAA into shares of MAA's common stock and holders of Class A OP Units have the ability to reinvest all or part of their distributions from the Operating Partnership into shares of MAA's common stock. The DRSPP also provides the opportunity to make optional cash investments in MAA's common stock of at least $250, but not more than $5,000 in any given month. MAA, in its absolute discretion, may grant waivers to allow for optional cash payments in excess of $5,000. To fulfill its obligations under the DRSPP, MAA may either issue additional shares of common stock or repurchase common stock in the open market. MAA may elect to sell shares under the DRSPP at up to a 5% discount. Shares of MAA's common stock totaling 10,006 in 2025, 10,610 in 2024 and 9,787 in 2023 were acquired by participants under the DRSPP. MAA did not offer a discount for optional cash purchases in 2025, 2024 or 2023.

Equity Forward Sale Agreements

In August 2021, MAA entered into two 18-month forward sale agreements with respect to a total of 1.1 million shares of its common stock at an initial forward sale price of $190.56 per share, which is net of issuance costs. Under the forward sale agreements, the forward sale price was subject to adjustment on a daily basis based on a floating interest rate factor equal to a specified daily rate less a spread and was decreased based on amounts related to dividends on MAA's common stock during the term of the forward sale agreements. In January 2023, MAA settled its two forward sale agreements with respect to a total of 1.1 million shares at a forward price per share of $185.23, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of MAA common stock and commissions paid to sales agents, for net proceeds of $203.7 million. The impact of the forward sale agreements was not dilutive to the Company's diluted earnings per share for the years ended December 31, 2023.

At-the-Market Equity Offering Program

MAA has entered into an at-the-market equity offering program, or ATM program, enabling MAA to sell shares of its common stock into the existing market at current market prices from time to time to or through the sales agents under the program. Pursuant to the ATM program, MAA from time to time may also enter into forward sale agreements and sell shares of its common stock pursuant to these agreements. Through the ATM program, MAA may issue up to an aggregate of 4.0 million shares of its common stock, at such times as determined by MAA. MAA has no obligation to issue shares through the ATM program. During the years ended December 31, 2025, 2024 and 2023, MAA did not sell any shares of common stock through the ATM program. As of December 31, 2025, 4.0 million shares of MAA's common stock remained issuable under the ATM program.

9.   Partners' Capital of MAALP

Common units of limited partnership interests in MAALP are represented by OP Units. As of December 31, 2025, there were 119,819,916 OP Units outstanding, 116,878,077, or 97.5%, of which represent Class B OP Units (common units issued to or held by MAALP's general partner or any of its subsidiaries), which were owned by MAA, MAALP's general partner. The remaining 2,941,839 OP Units were Class A OP Units owned by Class A limited partners. As of December 31, 2024, there were 119,958,973 OP Units outstanding, 116,883,421, or 97.4%, of which were owned by MAA and 3,075,552 of which were owned by the Class A limited partners.

MAA, as the sole general partner of MAALP, has full, complete and exclusive discretion to manage and control the business of MAALP subject to the restrictions specifically contained within MAALP's agreement of limited partnership, or the Partnership Agreement. Unless otherwise stated in the Partnership Agreement, this power includes, but is not limited to, acquiring, leasing or disposing of any real property; constructing buildings and making other improvements to properties owned; borrowing money, modifying or extinguishing current borrowings, issuing evidence of indebtedness and securing such indebtedness by mortgage, deed of trust, pledge or other lien on MAALP's assets; and distribution of MAALP's cash or other assets in accordance with the Partnership Agreement. MAA can generally, at its sole discretion, issue and redeem OP Units and determine the consideration to be received or the redemption price to be paid, as applicable. The general partner may delegate these and other powers granted to it if the general partner remains in supervision of the designee.

Under the Partnership Agreement, MAALP may issue Class A OP Units and Class B OP Units. Class A OP Units are any OP Units other than Class B OP Units, while Class B OP Units are those issued to or held by MAALP's general partner or any of its subsidiaries. In general, the limited partners do not have the power to participate in the management or control of MAALP's business except in limited circumstances, including changes in the general partner and protective rights if the general partner acts outside of the provisions provided in the Partnership Agreement. The transferability of Class A OP Units is also limited by the Partnership Agreement.

Net income of MAALP (after allocations to preferred ownership interests) is allocated to the general partner and limited partners based on their respective ownership percentages of MAALP. Issuance or redemption of additional Class A OP Units or Class B OP Units changes the relative ownership percentage of the partners. The issuance of Class B OP Units generally occurs when MAA issues common stock and the proceeds from that issuance are contributed to MAALP in exchange for the issuance to MAA of a number of OP Units equal to the number of shares of common stock issued. Likewise, if MAA repurchases or redeems outstanding shares of common stock, MAALP generally redeems an equal number of Class B OP Units with similar terms held by MAA for a redemption price equal to the purchase price of those shares of common stock. At each reporting period, the allocation between general partner capital and limited partner capital is adjusted to account for the change in the respective percentage ownership of the underlying capital of MAALP. Holders of the Class A OP Units may require MAA to redeem their Class A OP Units, in which case MAA may, at its option, pay the redemption price either in cash (in an amount per Class A OP Unit equal, in general, to the average closing price of MAA's common stock on the NYSE over a specified period prior to the redemption date) or by delivering one share of MAA common stock (subject to adjustment under specified circumstances) for each Class A OP Unit so redeemed.

As of December 31, 2025, a total of 2,941,839 Class A OP Units were outstanding and redeemable for 2,941,839 shares of MAA common stock, with an approximate value of $408.7 million, based on the closing price of MAA's common stock on December 31, 2025 of $138.91 per share. As of December 31, 2024, a total of 3,075,552 Class A OP Units were outstanding and redeemable for 3,075,552 shares of MAA common stock, with an approximate value of $475.4 million, based on the closing price of MAA's common stock on December 31, 2024 of $154.57 per share. MAALP pays the same per unit distributions in respect to the OP Units as the per share dividends MAA pays in respect to its common stock.

As of December 31, 2025, MAALP had one outstanding series of cumulative redeemable preferred units, or the MAALP Series I preferred units. The MAALP Series I preferred units have the same characteristics as the MAA Series I preferred stock described in Note 8. As of December 31, 2025, 867,846 units of the MAALP Series I preferred units were outstanding and owned by MAA. See Note 6 for details of the valuation of the derivative asset related to the redemption feature embedded in the MAALP Series I preferred units.

10. Employee Benefit Plans

The following provides details of the employee benefit plans not previously discussed in Note 4.

401(k) Savings Plans

MAA's 401(k) Savings Plan, or 401(k) Plan, is a defined contribution plan that satisfies the requirements of Section 401(a) and 401(k) of the Code. MAA's Board of Directors has the discretion to approve matching contributions to the 401(k) Plan. MAA recognized expense from the 401(k) Plan of $5.3 million, $4.9 million and $4.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Non-Qualified Executive Deferred Compensation Retirement Plan

MAA has adopted the MAA Non-Qualified Executive Deferred Compensation Retirement Plan Amended and Restated effective January 1, 2016, or the Deferred Compensation Plan, for certain executive employees. Under the terms of the Deferred Compensation Plan, employees may elect to defer a percentage of their compensation and bonus, and MAA may, but is not obligated to, match a portion of the employees' salary deferral. MAA recognized expense on its match to the Deferred Compensation Plan for the years ended December 31, 2025, 2024 and 2023 of $0.2 million, $0.3 million and $0.4 million, respectively.

Non-Qualified Deferred Compensation Plan for Outside Company Directors

MAA has adopted the Non-Qualified Deferred Compensation Plan for Outside Company Directors as Amended effective November 30, 2010, or the Directors Deferred Compensation Plan, which allows non-employee directors to defer their director fees by having the fees held by MAA as shares of MAA's common stock. Directors can also choose to have their annual restricted stock grants issued into the Directors Deferred Compensation Plan. Amounts deferred through the Directors Deferred Compensation Plan are distributed to the directors in two annual installments beginning in the first 90 days of the year following the director's departure from the board. Participating directors may choose to have the amount issued to them in shares of MAA's common stock or paid to them as cash at the market value of MAA's common stock as of the end of the year the director ceases to serve on the board.

For the years ended December 31, 2025, 2024 and 2023, directors deferred 9,742 shares, 11,439 shares and 9,459 shares of common stock, respectively, with weighted-average grant date fair values of $158.55, $140.85 and $145.96, respectively, into the Directors Deferred Compensation Plan. The shares of common stock held in the Directors Deferred Compensation Plan are classified outside of permanent equity in redeemable stock with changes in the redemption amount recorded immediately to retained earnings because the directors have redemption rights not solely within the control of MAA. Additionally, any shares that become mandatorily redeemable because a departed director has elected to receive a cash payout are recorded as a liability. As of December 31, 2025 and 2024, there was no liability related to mandatorily redeemable shares.

Employee Stock Ownership Plan

MAA's Employee Stock Ownership Plan, or ESOP, is a non-contributory stock bonus plan that satisfies the requirements of Section 401(a) of the Code. On December 31, 2010, the ESOP was frozen by amendment, whereby effective January 1, 2011, no additional employees became eligible for the plan, no additional contributions were made to the ESOP, and all participants with an account balance under the ESOP became 100% vested. The Company did not contribute to the ESOP during 2025, 2024 or 2023. As of December 31, 2025, the ESOP held 117,914 shares with a fair value of $16.4 million.

11. Commitments and Contingencies

Leases

The Company's operating leases include a ground lease expiring in 2074 related to one of its apartment communities and an office lease expiring in 2028 related to its corporate headquarters. Both leases contain stated rent increases that are generally intended to compensate for the impact of inflation. The Company also has other commitments related to negligible office and equipment operating leases. As of December 31, 2025, the Company's operating leases had a weighted average remaining lease term of approximately 36 years and a weighted average discount rate of approximately 4.6%.

The table below reconciles undiscounted cash flows for each of the first five years and total of the remaining years to the right-of-use lease liabilities recorded on the Consolidated Balance Sheets as of December 31, 2025 (in thousands):

	Operating Leases
2026	$ 3,098
2027	3,136
2028	1,714
2029	820
2030	771
Thereafter	54,187
Total minimum lease payments	63,726
Net present value adjustments	(39,447)
Right-of-use lease liabilities	**$ 24,279**

Legal Proceedings

In late 2022 and early 2023, multiple putative class action lawsuits were filed against RealPage, Inc. and approximately 50 of the largest owners and operators of apartment communities in the country, including the Company, alleging that RealPage and such owners and operators conspired to artificially inflate multifamily residential rental prices through the use of RealPage's revenue management software. In April 2023, those cases were centralized in the U.S. District Court for the Middle District of Tennessee in a case captioned In Re: RealPage, Inc., Rental Software Antitrust Litigation (No. II) (the "Class Action Litigation"). On January 26, 2026, the Company entered into a settlement agreement with the named plaintiffs in the Class Action Litigation, individually and on behalf of the class members. The settlement agreement remains subject to preliminary and final approval by the court. Under the terms of the settlement agreement, the Company will pay an aggregate of $53.0 million into a settlement fund to settle all claims asserted, or that could have been asserted, against the Company relating to the alleged conduct at issue in the Class Action Litigation. The settlement payment will be made in two equal installments of $26.5 million, with the first installment payable no earlier than March 2, 2026 and the second installment payable 30 days after the first payment. The settlement amount is inclusive of the recovery amount for class members, fees for the plaintiffs' counsel, and the costs of administering the settlement. In addition, the settlement agreement includes certain prospective commitments regarding the Company's business practices, including provisions relating to the disclosure and use of nonpublic data and the Company's use of revenue management software, all of which the Company believes are consistent with its existing practices and will not require material changes to current operations. Under the settlement agreement, if the number of eligible class members opting out of the settlement exceeds a specified level, the Company may request that the settlement terms be revised, and if the parties then cannot agree on revised settlement terms within 60 days (as may be extended by the parties), the settlement agreement will terminate. There can be no assurance as to the ultimate outcome of the Class Action Litigation with respect to the Company, including no assurance that the settlement agreement will be approved by the court or that any revised settlement terms, if applicable, will be finalized by the parties and approved by the court. If the settlement agreement is not approved by the court or the parties otherwise cannot finalize a settlement, the Company plans to vigorously defend itself in the Class Action Litigation and the Company believes there are defenses, both factual and legal, to the allegations against it.

Other lawsuits making allegations similar to those asserted in the Class Action Litigation and seeking monetary damages and penalties, injunctive relief, and attorneys' fees and costs have also been filed. In November 2023, a lawsuit alleging violations of the District of Columbia's antitrust laws was filed in the Superior Court of the District of Columbia by the District of Columbia against RealPage, Inc. and a number of large apartment community owners and operators, including the Company. Similarly, in July 2025, the Commonwealth of Kentucky, through its Attorney General, filed a lawsuit in the U.S. District Court for the Eastern District of Kentucky against RealPage, Inc. and several of the state's largest landlords, including the Company, alleging violations of federal antitrust laws and state consumer protection laws, among other things. The Company believes there are defenses, both factual and legal, to the allegations in these proceedings and the Company plans to vigorously defend itself. As these proceedings are ongoing, it is not possible for the Company to predict any outcome or estimate the amount of loss, if any, which could be associated with any adverse decision. The Company does not believe these proceedings will have a material adverse effect on its financial condition or its results of operations; however can provide no such assurance.

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of its business operations. While the resolution of these matters cannot be predicted with certainty, management does not currently believe that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows in the event of a negative outcome. Matters that arise out of allegations of bodily injury, property damage and employment practices are generally covered by insurance.

As of December 31, 2025 and 2024, the Company's accrual for loss contingencies relating to the pending settlement described above and unresolved legal matters, including the cost to defend, was $62.5 million and $11.1 million in the aggregate, respectively. The accrual for loss contingencies is presented in "Accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheets and in "Other non-operating expense (income)" in the accompanying Consolidated Statements of Operations.

12. Related Party Transactions

The cash management of the Company is managed by the Operating Partnership. In general, cash receipts are remitted to the Operating Partnership and all cash disbursements are funded by the Operating Partnership. As a result of these transactions, the Operating Partnership had a negligible payable to MAA, its general partner, as of December 31, 2025 and 2024 that is eliminated in the preparation of MAA's consolidated financial statements. The Partnership Agreement does not require the due to/due from balance to be settled in cash until liquidation of the Operating Partnership, and therefore, there is no regular settlement schedule for such amounts.

13. Segment Information

As of December 31, 2025, the Company owned and operated 293 multifamily apartment communities (which does not include development communities under construction) in 16 different states from which it derived all significant sources of earnings and operating cash flows. The Company views each consolidated apartment community as an operating segment. The Company's chief operating decision maker, which is the Company's Chief Executive Officer, evaluates performance and determines resource allocations of each of the apartment communities on a Same Store and Non-Same Store and Other basis, as well as an individual apartment community basis. The Company has aggregated its operating segments into two reportable segments as management believes the apartment communities in each reportable segment generally have similar economic characteristics, facilities, services and residents.

The following reflects the two reportable segments for the Company:

- Same Store includes communities that the Company has owned and have been stabilized for at least a full 12 months as of the first day of the calendar year.

- Non-Same Store and Other includes recently acquired communities, communities being developed or in lease-up, communities that have been disposed of or identified for disposition, communities that have experienced a significant casualty loss and stabilized communities that do not meet the requirements to be Same Store communities. Also included in Non-Same Store and Other are non-multifamily activities and expenses related to severe weather events, including hurricanes and winter storms.

On the first day of each calendar year, the Company determines the composition of its Same Store and Non-Same Store and Other reportable segments for that year as well as adjusts the previous year, which allows the Company to evaluate full period-over-period operating comparisons. Communities previously in development or lease-up are added to the Same Store segment on the first day of the calendar year after the community has been owned and stabilized for at least a full 12 months. Communities are considered stabilized when achieving 90% average physical occupancy for 90 days.

The chief operating decision maker utilizes NOI in evaluating the performance of the operating segments. Total NOI represents total property revenues less total property operating expenses, excluding depreciation and amortization, for all properties held during the period regardless of their status as held for sale. Management believes that NOI is a helpful tool in evaluating the operating performance of the segments because it measures the core operations of property performance by excluding corporate level expenses and other items not directly related to property operating performance.

Property revenues, property operating expenses (excluding depreciation and amortization) and NOI for each reportable segment for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

		2025		2024		2023
Revenues:						
Same Store						
Rental revenues	$	2,062,887	$	2,067,665	$	2,063,344
Other property revenues		14,275		12,362		11,752
Total Same Store revenues		2,077,162		2,080,027		2,075,096
Non-Same Store and Other						
Rental revenues		130,464		108,952		72,874
Other property revenues		1,500		2,036		498
Total Non-Same Store and Other revenues		131,964		110,988		73,372
Total rental and other property revenues	$	**2,209,126**	$	**2,191,015**	$	**2,148,468**
Expenses:						
Same Store						
Real estate taxes	$	266,588	$	268,746	$	265,296
Personnel		171,123		163,923		157,656
Utilities		139,489		134,181		131,197
Building repair and maintenance		99,574		97,045		95,955
Office operations		35,594		34,560		30,366
Insurance		32,471		32,858		30,713
Marketing		28,059		26,528		24,103
Total Same Store expenses		772,898		757,841		735,286
Non-Same Store and Other						
Total Non-Same Store and Other expenses		64,909		62,251		32,855
Total property operating expenses, excluding depreciation and amortization	$	**837,807**	$	**820,092**	$	**768,141**
Net Operating Income:						
Same Store NOI	$	1,304,264	$	1,322,186	$	1,339,810
Non-Same Store and Other NOI		67,055		48,737		40,517
Total NOI		1,371,319		1,370,923		1,380,327
Depreciation and amortization		(622,295)		(585,616)		(565,063)
Property management expenses		(74,779)		(72,040)		(67,784)
General and administrative expenses		(54,807)		(56,516)		(58,578)
Interest expense		(185,257)		(168,544)		(149,234)
Gain (loss) on sale of depreciable real estate assets		72,066		55,003		(62)
Gain on sale of non-depreciable real estate assets		—		—		54
Other non-operating (expense) income		(47,161)		1,655		31,185
Income tax expense		(4,595)		(5,240)		(4,744)
Income from real estate joint venture		2,075		1,951		1,730
Net income attributable to noncontrolling interests		(9,657)		(14,033)		(15,025)
Dividends to MAA Series I preferred shareholders		(3,688)		(3,688)		(3,688)
Net income available for MAA common shareholders	$	**443,221**	$	**523,855**	$	**549,118**

Assets for each reportable segment as of December 31, 2025 and 2024 were as follows (in thousands):

		December 31, 2025		December 31, 2024
Assets:				
Same Store	$	9,606,769	$	9,840,140
Non-Same Store and Other		2,180,086		1,814,597
Corporate		188,528		157,632
Total assets	$	**11,975,383**	$	**11,812,369**

14. Real Estate Acquisitions and Dispositions

Acquisitions

In August 2025, the Company closed on the acquisition of a 318-unit multifamily apartment community located in Kansas City, Kansas for approximately $96 million.

In October, September and May 2024, the Company closed on acquisitions of a 386-unit multifamily apartment community located in Dallas, Texas for approximately $106 million, a 310-unit multifamily apartment community located in Orlando, Florida for approximately $84 million and a 306-unit multifamily apartment community located in Raleigh, North Carolina for approximately $81 million, respectively.

Each of the above transactions was determined to be an asset acquisition for accounting purposes and the purchase price was allocated to the assets acquired based on their relative fair values. See Note 1 for additional disclosures regarding fair value measurements.

In October 2025, the Company acquired a 1-acre land parcel in Kansas City, Kansas for approximately $1 million and a 3-acre land parcel in Phoenix, Arizona for approximately $27 million. In June 2025, the Company acquired a 19-acre land parcel in Charleston, South Carolina for approximately $9 million.

In December, August and April 2024, the Company acquired a 3-acre land parcel in Raleigh/Durham, North Carolina for approximately $5 million, a 3-acre land parcel in Richmond, Virginia for approximately $14 million and a 13-acre land parcel in Phoenix, Arizona for approximately $11 million, respectively.

Dispositions

In March 2025, the Company closed on the dispositions of a 336-unit and a 240-unit multifamily apartment community located in Columbia, South Carolina for net proceeds of approximately $81 million, resulting in gain on the sale of depreciable real estate assets of approximately $72 million.

In December 2024, the Company closed on the disposition of a 272-unit multifamily apartment community located in Richmond, Virginia for net proceeds of approximately $47 million, resulting in gain on the sale of depreciable real estate assets of approximately $33 million. In October 2024, the Company closed on the disposition of a 216-unit multifamily apartment community located in Charlotte, North Carolina for net proceeds of approximately $38 million, resulting in gain on the sale of depreciable real estate assets of approximately $22 million.

During the years ended December 31, 2025 and 2024, the Company did not dispose of any land parcels.

As of December 31, 2025, a 316-unit multifamily apartment community located in Houston, Texas and a 362-unit multifamily apartment community located in Dallas, Texas were classified as held for sale. The criteria for classifying the communities as held for sale were met during December 2025, and the properties remained in the Company's portfolio as of December 31, 2025. As a result, the assets associated with the communities were presented as "Assets held for sale" in the accompanying Consolidated Balance Sheet as of December 31, 2025.

As of December 31, 2024, a 336-unit multifamily apartment community and a 240-unit multifamily apartment community located in Columbia, South Carolina were classified as held for sale. The criteria for classifying the communities as held for sale were met during December 2024, and the properties remained in the Company's portfolio as of December 31, 2024. As a result, the assets associated with the communities were presented as "Assets held for sale" in the accompanying Consolidated Balance Sheet as of December 31, 2024.

Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.
Schedule III — Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2025						
Property	Location	Encumbrances	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Ross Bridge	Birmingham, AL	$ —	$ 2,641	$ 28,842	$ —	$ 6,206	$ 2,641	$ 35,048	37,689	$ (17,085)	$ 20,604	2009	2011
MAA Riverchase	Birmingham, AL	—	3,762	22,079	—	8,388	3,762	30,467	34,229	(15,825)	18,404	2010	2013
MAA Trussville	Birmingham, AL	—	3,403	31,813	—	9,228	3,403	41,041	44,444	(19,413)	25,031	1996/97	2013
MAA Eagle Ridge	Birmingham, AL	—	852	7,667	—	6,697	852	14,364	15,216	(11,380)	3,836	1986	1998
MAA Traditions	Gulf Shores, AL	—	3,212	25,162	—	10,446	3,212	35,608	38,820	(17,264)	21,556	2007	2013
MAA Edgewater	Huntsville, AL	—	4,944	38,673	—	13,760	4,944	52,433	57,377	(23,307)	34,070	1990	2013
MAA Providence Main	Huntsville, AL	—	1,740	10,152	—	25,487	1,740	35,639	37,379	(21,504)	15,875	1993	1997
MAA Madison Lakes	Madison, AL	—	3,602	28,934	—	7,582	3,602	36,516	40,118	(17,018)	23,100	2000	2013
MAA Cypress Village	Orange Beach, AL	—	1,291	12,238	—	4,385	1,291	16,623	17,914	(7,796)	10,118	2008	2013
MAA Liberty Park	Vestavia Hills, AL	—	3,922	30,977	—	11,571	3,922	42,548	46,470	(20,579)	25,891	2000	2013
MAA Sky View	Gilbert, AZ	—	2,668	14,577	—	4,763	2,668	19,340	22,008	(10,690)	11,318	2007	2009
MAA City Gate	Mesa, AZ	—	4,219	26,255	—	7,177	4,219	33,432	37,651	(15,613)	22,038	2002	2013
MAA Lyon's Gate	Phoenix, AZ	—	7,901	27,182	—	8,794	7,901	35,976	43,877	(19,524)	24,353	2007	2008
MAA Fountainhead	Phoenix, AZ	— [1]	12,212	56,705	—	6,421	12,212	63,126	75,338	(17,959)	57,379	2015	2016
MAA Foothills	Phoenix, AZ	—	12,741	47,701	—	9,026	12,741	56,727	69,468	(35,647)	33,821	2005	2006
MAA Phoenix Midtown	Phoenix, AZ	—	9,001	—	—	74,992	9,001	74,992	83,993	(18,227)	65,766	2021	2019
MAA Central Ave	Phoenix, AZ	—	11,323	90,350	—	3,134	11,323	93,484	104,807	(7,327)	97,480	2022	2023
Novel Val Vista	Phoenix, AZ	—	7,285	—	—	69,415	7,285	69,415	76,700	(6,226)	70,474	2020	2020
MAA Old Town Scottsdale	Scottsdale, AZ	—	7,820	51,627	—	15,072	7,820	66,699	74,519	(29,901)	44,618	1994/95	2013
MAA Camelback	Scottsdale, AZ	—	3,612	20,273	—	8,165	3,612	28,438	32,050	(12,793)	19,257	1999	2013
MAA SkySong	Scottsdale, AZ	—	—	55,748	—	7,101	—	62,849	62,849	(18,363)	44,486	2014	2015
MAA River North	Denver, CO	—	14,500	28,900	—	43,692	14,500	72,592	87,092	(19,438)	67,654	2018	2016
MAA Promenade	Denver, CO	—	24,111	81,317	—	26,233	24,111	107,550	131,661	(25,269)	106,392	2017/19	2018
MAA Westglenn	Denver, CO	—	8,077	—	—	75,338	8,077	75,338	83,415	(18,060)	65,355	2021	2018
MAA Tiffany Oaks	Altamonte Springs, FL	—	1,024	9,219	—	11,637	1,024	20,856	21,880	(14,660)	7,220	1985	1996
MAA Lakewood Ranch	Bradenton, FL	—	2,980	40,230	—	16,656	2,980	56,886	59,866	(24,021)	35,845	1999	2013
MAA Indigo Point	Brandon, FL	—	1,167	10,500	—	8,972	1,167	19,472	20,639	(13,393)	7,246	1989	2000
MAA Brandon	Brandon, FL	—	2,896	26,111	—	12,952	2,896	39,063	41,959	(29,831)	12,128	1998	1997
MAA Coral Springs	Coral Springs, FL	—	9,600	40,004	—	23,346	9,600	63,350	72,950	(40,112)	32,838	1996	2004
MAA Steeplegate	Gainesville, FL	—	1,800	15,879	—	7,950	1,800	23,829	25,629	(15,380)	10,249	1999	1998
MAA Magnolia Parke	Gainesville, FL	—	2,040	16,338	—	2,953	2,040	19,291	21,331	(9,580)	11,751	2009	2011
MAA Heathrow	Heathrow, FL	—	4,101	35,684	—	7,378	4,101	43,062	47,163	(21,376)	25,787	1997	2013
MAA 220 Riverside	Jacksonville, FL	—	2,381	35,514	—	11,007	2,381	46,521	48,902	(12,841)	36,061	2015	2012
MAA Town Center	Jacksonville, FL	—	4,000	19,495	—	5,579	4,000	25,074	29,074	(12,421)	16,653	2008	2011
MAA Mandarin North	Jacksonville, FL	—	854	7,500	—	6,492	854	13,992	14,846	(11,294)	3,552	1987	1995
MAA Deerwood	Jacksonville, FL	—	1,533	13,835	—	9,302	1,533	23,137	24,670	(17,951)	6,719	1987	1997
MAA Southlake	Jacksonville, FL	—	1,430	12,883	—	13,407	1,430	26,290	27,720	(20,872)	6,848	1985	1996
MAA Fleming Island	Jacksonville, FL	—	4,047	35,052	—	11,567	4,047	46,619	50,666	(30,702)	19,964	2003	2003
MAA Belmont	Jacksonville, FL	—	1,411	14,967	—	6,865	1,411	21,832	23,243	(13,913)	9,330	1998	1998
MAA Mandarin Lakes	Jacksonville, FL	—	2,857	6,475	—	26,764	2,857	33,239	36,096	(18,383)	17,713	1987/2008	1995
MAA Tapestry Park	Jacksonville, FL	—	6,417	36,069	—	5,618	6,417	41,687	48,104	(19,963)	28,141	2009	2011
MAA Atlantic	Jacksonville, FL	—	1,678	15,179	—	14,143	1,678	29,322	31,000	(23,032)	7,968	1986	1997
MAA Lake Mary	Lake Mary, FL	— [2]	6,346	41,539	—	28,580	6,346	70,119	76,465	(28,820)	47,645	2012	2013
MAA Town Park	Lake Mary, FL	—	9,223	66,873	—	15,181	9,223	82,054	91,277	(40,524)	50,753	2004/05	2013
MAA Heather Glen	Orlando, FL	—	4,662	56,988	—	11,726	4,662	68,714	73,376	(32,622)	40,754	2000	2013
MAA Randal Lakes	Orlando, FL	—	8,859	50,553	—	54,110	8,859	104,663	113,522	(29,240)	84,282	2014/17	2013
MAA Robinson	Orlando, FL	—	6,003	—	—	91,906	6,003	91,906	97,909	(21,517)	76,392	2021	2018
MAA Baldwin Park	Orlando, FL	—	18,101	144,200	—	9,567	18,101	153,767	171,868	(55,540)	116,328	2011	2016
MAA Crosswater	Orlando, FL	—	7,046	52,585	—	4,923	7,046	57,508	64,554	(19,064)	45,490	2013	2016
MAA Parkside	Orlando, FL	—	5,669	49,754	—	12,493	5,669	62,247	67,916	(22,149)	45,767	1999	2016
MAA Lake Nona	Orlando, FL	—	7,880	41,175	—	10,322	7,880	51,497	59,377	(23,960)	35,417	2006	2012
MAA Sand Lake	Orlando, FL	—	7,635	—	—	56,687	7,635	56,687	64,322	(14,362)	49,960	2021	2019
MAA Boggy Creek	Orlando, FL	—	10,879	72,838	—	1,506	10,879	74,344	85,223	(3,731)	81,492	2023	2024
MAA Palm Harbor	Palm Harbor, FL	—	6,900	26,613	—	7,584	6,900	34,197	41,097	(19,551)	21,546	2000	2009
MAA Emerald Coast	Panama City, FL	—	893	14,276	—	8,967	893	23,243	24,136	(14,972)	9,164	2000	1998
MAA Twin Lakes	Sanford, FL	—	3,091	47,793	—	10,705	3,091	58,498	61,589	(27,419)	34,170	2005	2013
MAA Oak Grove	Tallahassee, FL	—	1,480	4,805	—	16,849	1,480	21,654	23,134	(17,929)	5,205	1992	1997
MAA Southwood	Tallahassee, FL	—	3,600	25,914	—	4,662	3,600	30,576	34,176	(12,181)	21,995	2003	2011
MAA Belmere	Tampa, FL	—	852	7,667	—	13,009	852	20,676	21,528	(14,195)	7,333	1984	1994
MAA Hampton Preserve	Tampa, FL	—	17,029	131,398	—	9,781	17,029	141,179	158,208	(43,091)	115,117	2012/21	2013/22
MAA Carrollwood	Tampa, FL	—	927	7,355	—	10,098	927	17,453	18,380	(12,858)	5,522	1980	1998
MAA Bay View	Tampa, FL	—	4,541	28,381	—	3,781	4,541	32,162	36,703	(11,455)	25,248	1997	2016
MAA Harbour Island	Tampa, FL	—	16,296	116,193	—	23,362	16,296	139,555	155,851	(52,152)	103,699	1997	2016
MAA Hyde Park	Tampa, FL	—	16,891	95,259	—	15,614	16,891	110,873	127,764	(40,470)	87,294	1994	2016
MAA Rocky Point	Tampa, FL	—	35,260	153,102	—	29,853	35,260	182,955	218,215	(65,835)	152,380	1994-96	2016
MAA SoHo Square	Tampa, FL	— [1]	5,190	56,296	—	2,751	5,190	59,047	64,237	(18,791)	45,446	2012	2016
MAA Tampa Oaks	Tampa, FL	—	2,891	19,055	—	6,573	2,891	25,628	28,519	(13,917)	14,602	2005	2008

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2025						
Property	Location	Encumbrances	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Seven Oaks	Wesley Chapel, FL	—	3,051	42,768	—	8,406	3,051	51,174	54,225	(23,254)	30,971	2004	2013
MAA Windermere	Windermere, FL	— [1]	2,711	36,710	—	4,743	2,711	41,453	44,164	(19,249)	24,915	2009	2013
MAA Briarcliff	Atlanta, GA	—	24,614	114,921	—	14,468	24,614	129,389	154,003	(45,010)	108,993	1996	2016
MAA Brookhaven	Atlanta, GA	—	29,048	106,463	—	16,979	29,048	123,442	152,490	(45,774)	106,716	1989-92	2016
MAA Brookwood	Atlanta, GA	— [2]	11,168	52,758	—	9,964	11,168	62,722	73,890	(28,798)	45,092	2008	2012
MAA Buckhead	Atlanta, GA	—	8,633	19,844	—	12,929	8,633	32,773	41,406	(16,320)	25,086	2002	2012
MAA Centennial Park	Atlanta, GA	—	13,650	10,950	—	64,717	13,650	75,667	89,317	(17,371)	71,946	2018	2016
MAA Chastain	Atlanta, GA	—	30,223	82,964	—	8,336	30,223	91,300	121,523	(31,996)	89,527	1990	2016
MAA Dunwoody	Atlanta, GA	—	15,799	48,054	—	9,709	15,799	57,763	73,562	(20,929)	52,633	1995	2016
MAA Gardens	Atlanta, GA	—	17,907	56,093	—	15,783	17,907	71,876	89,783	(26,454)	63,329	1996	2016
MAA Glen	Atlanta, GA	—	13,878	51,079	—	9,760	13,878	60,839	74,717	(22,161)	52,556	1996	2016
MAA Lenox	Atlanta, GA	—	23,876	165,572	—	8,596	23,876	174,168	198,044	(64,989)	133,055	2006/15	2016
MAA Midtown	Atlanta, GA	—	7,000	44,000	—	42,482	7,000	86,482	93,482	(19,893)	73,589	2017	2016
MAA Oglethorpe	Atlanta, GA	—	6,856	31,441	—	9,759	6,856	41,200	48,056	(23,013)	25,043	1994	2008
MAA Peachtree Hills	Atlanta, GA	—	11,974	55,264	—	3,404	11,974	58,668	70,642	(19,978)	50,664	1992-94/2009	2016
MAA Piedmont Park	Atlanta, GA	—	11,025	34,277	—	7,822	11,025	42,099	53,124	(14,306)	38,818	1999	2016
MAA Riverside	Atlanta, GA	—	23,765	89,369	—	17,283	23,765	106,652	130,417	(41,429)	88,988	1996	2016
MAA Spring	Atlanta, GA	—	18,596	57,819	—	12,146	18,596	69,965	88,561	(26,374)	62,187	1999	2016
MAA Stratford	Atlanta, GA	—	—	30,051	—	8,800	—	38,851	38,851	(15,351)	23,500	1999	2016
MAA West Midtown	Atlanta, GA	—	7,000	—	—	84,550	7,000	84,550	91,550	(10,821)	80,729	2021	2021
MAA Berkeley Lake	Duluth, GA	—	1,960	15,707	—	4,728	1,960	20,435	22,395	(11,048)	11,347	1998	2013
MAA McDaniel Farm	Duluth, GA	—	3,985	32,206	—	9,048	3,985	41,254	45,239	(21,867)	23,372	1997	2013
MAA Pleasant Hill	Duluth, GA	—	6,753	32,202	—	11,059	6,753	43,261	50,014	(22,325)	27,689	1996	2013
MAA Prescott	Duluth, GA	—	3,840	24,011	—	10,944	3,840	34,955	38,795	(22,813)	15,982	2001	2004
MAA River Oaks	Duluth, GA	—	4,349	13,579	—	6,770	4,349	20,349	24,698	(12,141)	12,557	1992	2013
MAA River Place	Duluth, GA	—	2,059	19,158	—	8,257	2,059	27,415	29,474	(13,606)	15,868	1994	2013
MAA Mount Vernon	Dunwoody, GA	—	6,861	23,748	—	6,418	6,861	30,166	37,027	(14,411)	22,616	1997	2013
MAA Lake Lanier	Gainesville, GA	—	6,710	40,994	—	17,058	6,710	58,052	64,762	(37,821)	26,941	1998/2001	2005
MAA Shiloh	Kennesaw, GA	—	4,864	45,893	—	11,760	4,864	57,653	62,517	(28,659)	33,858	2002	2013
MAA Milstead	LaGrange, GA	—	3,100	29,240	—	6,399	3,100	35,639	38,739	(15,884)	22,855	1998	2008
MAA Barrett Creek	Marietta, GA	—	5,661	26,186	—	7,033	5,661	33,219	38,880	(17,402)	21,478	1999	2013
MAA Benton	Pooler, GA	—	3,550	66,347	—	11,749	3,550	78,096	81,646	(37,346)	44,300	2001/08	2013
MAA Avala	Savannah, GA	—	1,500	24,862	—	5,052	1,500	29,914	31,414	(14,402)	17,012	2009	2011
MAA Hammocks	Savannah, GA	—	2,441	36,863	—	11,732	2,441	48,595	51,036	(23,142)	27,894	1997	2013
MAA Huntington	Savannah, GA	—	2,521	8,223	—	4,012	2,521	12,235	14,756	(6,117)	8,639	1986	2013
MAA Georgetown Grove	Savannah, GA	—	1,288	11,579	—	6,013	1,288	17,592	18,880	(14,230)	4,650	1997	1998
MAA Wilmington Island	Savannah, GA	—	2,864	25,315	—	8,677	2,864	33,992	36,856	(21,439)	15,417	1999	2006
MAA West Village	Smyrna, GA	—	14,410	73,733	—	16,171	14,410	89,904	104,314	(35,594)	68,720	2006/12	2014
MAA Prairie Trace	Overland Park, KS	—	3,500	40,614	—	5,226	3,500	45,840	49,340	(13,049)	36,291	2015	2015
MAA ONE28	Olathe, KS	—	7,846	89,274	—	536	7,846	89,810	97,656	(1,078)	96,578	2024	2025
MAA Pinnacle	Lexington, KY	—	2,024	31,525	—	10,709	2,024	42,234	44,258	(27,266)	16,992	2000	1998
MAA Lakepointe	Lexington, KY	—	411	3,699	—	3,767	411	7,466	7,877	(6,026)	1,851	1986	1994
MAA Mansion	Lexington, KY	—	694	6,242	—	6,113	694	12,355	13,049	(9,877)	3,172	1989	1994
MAA Village	Lexington, KY	—	900	8,097	—	8,000	900	16,097	16,997	(12,444)	4,553	1989	1994
MAA Westport	Louisville, KY	—	1,169	10,518	—	15,818	1,169	26,336	27,505	(19,537)	7,968	1985	1994
MAA Fallsgrove	Rockville, MD	—	17,524	58,896	—	9,870	17,524	68,766	86,290	(24,028)	62,262	2003	2016
MAA The Station	Kansas City, MO	—	5,814	46,241	—	9,909	5,814	56,150	61,964	(24,187)	37,777	2010	2012
MAA Denton Pointe	Kansas City, MO	—	5,520	50,939	—	32,623	5,520	83,562	89,082	(22,644)	66,438	2013/14/17	2015
MAA Beaver Creek	Apex, NC	—	7,491	34,863	—	5,441	7,491	40,304	47,795	(18,961)	28,834	2007	2013
MAA Hermitage	Cary, NC	—	896	8,099	—	7,248	896	15,347	16,243	(12,308)	3,935	1988	1997
MAA 900 Waterford	Cary, NC	—	4,000	20,250	—	8,341	4,000	28,591	32,591	(18,119)	14,472	1996	2005
MAA 1225	Charlotte, NC	—	9,612	22,342	—	42,025	9,612	64,367	73,979	(22,947)	51,032	2010	2010
MAA Ayrsley	Charlotte, NC	—	2,481	52,119	—	23,972	2,481	76,091	78,572	(33,118)	45,454	2008	2013
MAA Ballantyne	Charlotte, NC	—	16,216	44,817	—	8,174	16,216	52,991	69,207	(19,053)	50,154	2004	2016
MAA Beverly Crest	Charlotte, NC	—	3,161	24,004	—	11,483	3,161	35,487	38,648	(14,995)	23,653	1996	2013
MAA Chancellor Park	Charlotte, NC	—	5,311	28,016	—	11,010	5,311	39,026	44,337	(17,832)	26,505	1999	2013
MAA City Grand	Charlotte, NC	—	1,620	17,499	—	3,816	1,620	21,315	22,935	(9,561)	13,374	2005	2013
MAA Enclave	Charlotte, NC	—	1,461	18,984	—	4,683	1,461	23,667	25,128	(10,092)	15,036	2008	2013
MAA Gateway	Charlotte, NC	—	17,528	57,444	—	21,400	17,528	78,844	96,372	(28,214)	68,158	2000	2016
MAA Legacy Park	Charlotte, NC	—	2,891	28,272	—	8,365	2,891	36,637	39,528	(16,803)	22,725	2001	2013
MAA LoSo	Charlotte, NC	—	14,600	108,076	—	18,675	14,600	126,751	141,351	(12,100)	129,251	2021	2022
MAA Prosperity Creek	Charlotte, NC	—	4,591	27,713	—	5,683	4,591	33,396	37,987	(16,085)	21,902	2005	2013
MAA Reserve	Charlotte, NC	—	4,628	44,282	—	16,983	4,628	61,265	65,893	(18,605)	47,288	2013	2013
MAA South Line	Charlotte, NC	—	18,835	58,795	—	9,854	18,835	68,649	87,484	(22,762)	64,722	2009	2016
MAA South Park	Charlotte, NC	—	20,869	65,517	—	15,403	20,869	80,920	101,789	(29,097)	72,692	1996	2016
MAA University Lake	Charlotte, NC	—	3,250	31,389	—	9,490	3,250	40,879	44,129	(19,728)	24,401	1998	2013
MAA Uptown	Charlotte, NC	—	10,888	30,078	—	12,560	10,888	42,638	53,526	(14,426)	39,100	2000	2016
MAA Optimist Park	Charlotte, NC	—	10,574	95,346	—	1,997	10,574	97,343	107,917	(7,780)	100,137	2023	2023
MAA Cornelius	Cornelius, NC	—	4,571	29,151	—	5,212	4,571	34,363	38,934	(16,690)	22,244	2009	2013
MAA Patterson	Durham, NC	—	2,590	27,126	—	6,322	2,590	33,448	36,038	(15,947)	20,091	1997	2013
MAA Research Park	Durham, NC	—	4,201	37,682	—	9,107	4,201	46,789	50,990	(22,329)	28,661	2002	2013
MAA Duke Forest	Durham, NC	—	3,271	15,609	—	4,946	3,271	20,555	23,826	(10,733)	13,093	1985	2013
MAA Huntersville	Huntersville, NC	—	4,251	31,948	—	6,979	4,251	38,927	43,178	(19,044)	24,134	2008	2013

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2025						
Property	Location	Encumbrances	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Fifty-One	Matthews, NC	—	3,071	21,830	—	9,179	3,071	31,009	34,080	(16,226)	17,854	2008	2013
MAA Matthews Commons	Matthews, NC	—	3,690	28,536	—	5,398	3,690	33,934	37,624	(16,054)	21,570	2008	2013
MAA Arringdon	Morrisville, NC	—	6,401	31,134	—	8,843	6,401	39,977	46,378	(18,759)	27,619	2003	2013
MAA Brierdale	Raleigh, NC	—	7,372	50,202	—	5,600	7,372	55,802	63,174	(26,506)	36,668	2010	2013
MAA Brier Falls	Raleigh, NC	—	6,572	48,910	—	5,574	6,572	54,484	61,056	(25,273)	35,783	2008	2013
MAA Crabtree	Raleigh, NC	—	2,241	18,434	—	6,018	2,241	24,452	26,693	(11,025)	15,668	1997	2013
MAA Trinity	Raleigh, NC	—	5,232	45,138	—	9,364	5,232	54,502	59,734	(26,583)	33,151	2000/02	2013
MAA Hue	Raleigh, NC	—	3,690	29,910	—	7,709	3,690	37,619	41,309	(14,189)	27,120	2009	2010
MAA Wade Park	Raleigh, NC	—	19,434	98,288	—	32,165	19,434	130,453	149,887	(48,058)	101,829	2011/17/19	2016
MAA Preserve	Raleigh, NC	—	5,831	21,980	—	30,321	5,831	52,301	58,132	(29,987)	28,145	2004	2006
MAA Providence	Raleigh, NC	—	4,695	29,007	—	4,366	4,695	33,373	38,068	(19,447)	18,621	2007	2008
MAA Vale	Raleigh, NC	—	8,422	72,220	—	1,699	8,422	73,919	82,341	(4,827)	77,514	2023	2024
MAA Nixie	Raleigh, NC	—	15,328	—	—	134,816	15,328	134,816	150,144	(5,710)	144,434	2022	2022
MAA Desert Vista	North Las Vegas, NV	—	4,091	29,826	—	4,605	4,091	34,431	38,522	(16,682)	21,840	2009	2013
MAA Palm Vista	North Las Vegas, NV	—	4,909	25,643	—	8,063	4,909	33,706	38,615	(17,062)	21,553	2007	2013
MAA Tanglewood	Anderson, SC	—	427	3,853	—	5,536	427	9,389	9,816	(6,689)	3,127	1980	1994
MAA 1201 Midtown	Charleston, SC	—	18,679	63,759	—	20,433	18,679	84,192	102,871	(21,463)	81,408	2015/18	2016
MAA Cypress Cove	Charleston, SC	—	3,610	28,645	—	12,250	3,610	40,895	44,505	(16,823)	27,682	2001	2013
MAA Hampton Pointe	Charleston, SC	—	3,971	22,790	—	13,673	3,971	36,463	40,434	(17,120)	23,314	1986	2013
MAA Westchase	Charleston, SC	—	4,571	20,091	—	9,499	4,571	29,590	34,161	(14,702)	19,459	1985	2013
MAA James Island	Charleston, SC	—	920	24,097	—	9,710	920	33,807	34,727	(16,033)	18,694	1987	2013
MAA Rivers Walk	Charleston, SC	—	8,831	39,430	—	4,542	8,831	43,972	52,803	(13,452)	39,351	2013/16	2013
MAA Crowfield	Goose Creek, SC	—	1,321	14,163	—	7,118	1,321	21,281	22,602	(10,732)	11,870	1985	2013
MAA Highland Ridge	Greenville, SC	—	482	4,337	—	4,539	482	8,876	9,358	(6,748)	2,610	1984	1995
MAA Howell Commons	Greenville, SC	—	1,304	11,740	—	7,857	1,304	19,597	20,901	(15,490)	5,411	1987	1997
MAA Innovation	Greenville, SC	—	4,437	52,026	—	3,936	4,437	55,962	60,399	(17,738)	42,661	2015	2016
MAA Paddock Club	Greenville, SC	—	1,200	10,800	—	5,306	1,200	16,106	17,306	(13,024)	4,282	1996	1997
MAA Haywood	Greenville, SC	—	360	2,925	—	7,542	360	10,467	10,827	(7,668)	3,159	1983	1993
MAA Spring Creek	Greenville, SC	—	583	5,374	—	5,676	583	11,050	11,633	(8,330)	3,303	1985	1995
MAA Greene	Greenville, SC	—	5,427	66,546	—	4,595	5,427	71,141	76,568	(12,314)	64,254	2019	2019
MAA Runaway Bay	Mt. Pleasant, SC	—	1,096	7,269	—	13,944	1,096	21,213	22,309	(13,733)	8,576	1988	1995
MAA Commerce Park	North Charleston, SC	—	2,780	33,966	—	7,662	2,780	41,628	44,408	(19,861)	24,547	2008	2013
MAA Point Place	Simpsonville, SC	—	1,216	18,666	—	4,616	1,216	23,282	24,498	(11,946)	12,552	2008	2010
MAA Park Place	Spartanburg, SC	—	723	6,504	—	4,109	723	10,613	11,336	(8,637)	2,699	1987	1997
MAA Waters Edge	Summerville, SC	—	2,103	9,187	—	8,630	2,103	17,817	19,920	(9,144)	10,776	1985	2013
MAA Farm Springs	Summerville, SC	—	2,800	26,295	—	4,993	2,800	31,288	34,088	(18,981)	15,107	2007	2007
MAA Hamilton	Chattanooga, TN	—	1,131	10,632	—	10,755	1,131	21,387	22,518	(12,796)	9,722	1989	1992
MAA Heritage Park	Chattanooga, TN	—	972	8,954	—	10,293	972	19,247	20,219	(11,507)	8,712	1987	1988
MAA Cloverdale	Chattanooga, TN	—	217	1,957	—	6,293	217	8,250	8,467	(5,487)	2,980	1986	1991
MAA Windridge	Chattanooga, TN	—	817	7,416	—	7,270	817	14,686	15,503	(11,136)	4,367	1984	1997
MAA Kirby Station	Memphis, TN	—	1,148	10,337	—	13,519	1,148	23,856	25,004	(18,917)	6,087	1978	1994
MAA Southwind	Memphis, TN	—	1,498	20,483	—	22,152	1,498	42,635	44,133	(35,019)	9,114	1992	1994
MAA Park Estate	Memphis, TN	—	178	1,141	—	4,762	178	5,903	6,081	(4,467)	1,614	1974	1977
MAA Dexter Lake	Memphis, TN	—	3,407	16,043	—	55,504	3,407	71,547	74,954	(43,233)	31,721	2000	1998
MAA Murfreesboro	Murfreesboro, TN	—	915	14,774	—	6,612	915	21,386	22,301	(13,933)	8,368	1999	1998
MAA Acklen	Nashville, TN	—	12,761	58,906	—	4,613	12,761	63,519	76,280	(18,397)	57,883	2015	2017
MAA Indian Lake	Nashville, TN	—	4,950	28,053	—	5,034	4,950	33,087	38,037	(16,030)	22,007	2010	2011
MAA Kennesaw Farms	Nashville, TN	—	3,456	22,443	—	7,411	3,456	29,854	33,310	(15,154)	18,156	2008	2010
MAA Brentwood	Nashville, TN	—	1,191	10,739	—	12,774	1,191	23,513	24,704	(17,783)	6,921	1986	1994
MAA Charlotte Ave	Nashville, TN	—	7,898	54,480	—	4,347	7,898	58,827	66,725	(14,873)	51,852	2016	2017
MAA Bellevue	Nashville, TN	—	17,193	64,196	—	12,270	17,193	76,466	93,659	(31,038)	62,621	1996/2015	2013
MAA Nashville West	Nashville, TN	—	2,963	33,673	—	15,385	2,963	49,058	52,021	(29,915)	22,106	2001	1998
MAA Monthaven Park	Nashville, TN	—	2,736	28,902	—	9,952	2,736	38,854	41,590	(27,130)	14,460	2000	2004
MAA Park	Nashville, TN	—	1,524	14,800	—	11,837	1,524	26,637	28,161	(21,976)	6,185	1987	1995
MAA Cool Springs	Nashville, TN	—	6,670	—	—	56,663	6,670	56,663	63,333	(20,249)	43,084	2012	2010
MAA Sam Ridley	Nashville, TN	—	3,350	28,308	—	8,171	3,350	36,479	39,829	(18,824)	21,005	2009	2010
MAA Balcones Woods	Austin, TX	—	1,598	14,398	—	17,110	1,598	31,508	33,106	(20,909)	12,197	1983	1997
MAA Canyon Creek	Austin, TX	—	3,621	32,137	—	5,524	3,621	37,661	41,282	(17,967)	23,315	2008	2013
MAA Canyon Pointe	Austin, TX	—	3,778	20,201	—	6,264	3,778	26,465	30,243	(13,277)	16,966	2003	2013
MAA Double Creek	Austin, TX	—	3,131	29,375	—	3,756	3,131	33,131	36,262	(16,007)	20,255	2013	2013
MAA Onion Creek	Austin, TX	—	4,902	33,010	—	6,345	4,902	39,355	44,257	(19,242)	25,015	2009	2013
MAA Wells Branch	Austin, TX	— [1]	3,722	32,283	—	5,559	3,722	37,842	41,564	(17,679)	23,885	2008	2013
MAA Quarry Oaks	Austin, TX	—	4,621	34,461	—	17,154	4,621	51,615	56,236	(22,821)	33,415	1996	2013
MAA Sunset Valley	Austin, TX	—	3,150	11,393	—	7,921	3,150	19,314	22,464	(12,062)	10,402	1996	2004
MAA Western Oaks	Austin, TX	— [2]	9,100	49,339	—	7,479	9,100	56,818	65,918	(26,666)	39,252	2001	2009
MAA Barton Creek	Austin, TX	—	8,683	21,497	—	6,136	8,683	27,633	36,316	(10,227)	26,089	1998	2016
MAA Park Mesa	Austin, TX	—	4,653	19,828	—	3,834	4,653	23,662	28,315	(8,255)	20,060	1992	2016
MAA South Lamar	Austin, TX	—	20,542	74,093	—	32,436	20,542	106,529	127,071	(34,959)	92,112	2011/17	2016
MAA West Austin	Austin, TX	— [1]	7,805	48,843	—	10,148	7,805	58,991	66,796	(23,203)	43,593	2009	2016
MAA Brushy Creek	Austin, TX	—	2,900	24,009	—	8,200	2,900	32,209	35,109	(20,553)	14,556	2003	2006
MAA East Austin	Austin, TX	—	2,281	6,169	—	18,368	2,281	24,537	26,818	(14,298)	12,520	1987	1995
MAA Barton Skyway	Austin, TX	—	1,405	12,769	—	15,010	1,405	27,779	29,184	(17,834)	11,350	1977	1997
MAA Windmill Hill	Austin, TX	—	5,006	—	—	55,388	5,006	55,388	60,394	(10,735)	49,659	2022	2020

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2025						
Property	Location	Encumbrances	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Shoal Creek	Bedford, TX	—	4,982	27,377	—	12,995	4,982	40,372	45,354	(18,420)	26,934	1996	2013
MAA Willow Creek	Bedford, TX	—	3,109	33,488	—	16,550	3,109	50,038	53,147	(23,764)	29,383	1996	2013
MAA Hebron	Carrollton, TX	—	4,231	42,237	—	4,851	4,231	47,088	51,319	(21,247)	30,072	2011	2013
MAA Cedar Park	Cedar Park, TX	—	7,232	56,640	—	11,118	7,232	67,758	74,990	(31,580)	43,410	2005	2013
MAA Grand Cypress	Cypress, TX	—	3,881	24,267	—	7,250	3,881	31,517	35,398	(12,363)	23,035	2008	2013
MAA Medical District	Dallas, TX	—	4,050	33,779	—	7,708	4,050	41,487	45,537	(17,824)	27,713	2007	2013
MAA Highlands North	Dallas, TX	—	988	8,893	—	8,244	988	17,137	18,125	(12,135)	5,990	1986	1998
MAA Grand Courtyards	Dallas, TX	—	2,730	22,240	—	10,660	2,730	32,900	35,630	(19,651)	15,979	2000	2006
MAA Lowes Farm	Dallas, TX	—	5,016	41,091	—	7,042	5,016	48,133	53,149	(22,921)	30,228	2008	2011
MAA Frisco Bridges	Dallas, TX	—	14,845	66,571	—	69,110	14,845	135,681	150,526	(49,821)	100,705	2009/13/21	2013
MAA McKinney Avenue	Dallas, TX	—	34,765	40,127	—	17,369	34,765	57,496	92,261	(21,664)	70,597	1993/96	2016
MAA Worthington	Dallas, TX	—	13,713	43,268	—	15,282	13,713	58,550	72,263	(20,471)	51,792	1993/2008	2016
MAA Abbey	Dallas, TX	—	2,711	4,369	—	1,733	2,711	6,102	8,813	(2,157)	6,656	1996	2016
MAA Addison Circle	Dallas, TX	—	12,308	189,419	—	42,730	12,308	232,149	244,457	(82,565)	161,892	1998-2000	2016
MAA North Hall	Dallas, TX	—	13,030	14,383	—	9,191	13,030	23,574	36,604	(8,467)	28,137	1998	2016
MAA Eastside	Dallas, TX	—	7,134	58,095	—	8,701	7,134	66,796	73,930	(25,301)	48,629	2008	2016
MAA Gallery	Dallas, TX	—	4,391	7,910	—	4,654	4,391	12,564	16,955	(4,613)	12,342	1999	2016
MAA Heights	Dallas, TX	—	26,245	37,922	—	11,691	26,245	49,613	75,858	(17,623)	58,235	1998-99/2009	2016
MAA Katy Trail	Dallas, TX	—	10,333	32,456	—	4,362	10,333	36,818	47,151	(12,391)	34,760	2010	2016
MAA Legacy	Dallas, TX	— [1]	6,575	55,277	—	15,330	6,575	70,607	77,182	(23,636)	53,546	2000	2016
MAA Meridian	Dallas, TX	—	8,780	13,654	—	2,726	8,780	16,380	25,160	(6,083)	19,077	1991	2016
MAA Uptown Village	Dallas, TX	—	34,974	33,213	—	14,941	34,974	48,154	83,128	(18,609)	64,519	1995-2000	2016
MAA Watermark	Dallas, TX	—	960	14,438	—	6,102	960	20,540	21,500	(13,368)	8,132	2002	2004
MAA Cathedral Arts	Dallas, TX	—	13,511	91,568	—	1,843	13,511	93,411	106,922	(4,172)	102,750	2024	2024
MAA Bear Creek	Euless, TX	—	6,453	30,048	—	10,961	6,453	41,009	47,462	(19,958)	27,504	1998	2013
MAA Fairview	Fairview, TX	—	2,171	35,077	—	4,679	2,171	39,756	41,927	(17,488)	24,439	2012	2013
MAA Starwood	Frisco, TX	—	3,240	26,069	—	4,870	3,240	30,939	34,179	(15,944)	18,235	2009	2010
MAA Grapevine	Grapevine, TX	—	2,351	29,757	—	12,980	2,351	42,737	45,088	(19,673)	25,415	1985/86	2013
MAA Greenwood Forest	Houston, TX	—	3,465	23,482	—	6,400	3,465	29,882	33,347	(12,587)	20,760	1994	2013
MAA Legacy Pines	Houston, TX	—	2,142	19,066	—	7,958	2,142	27,024	29,166	(18,564)	10,602	1999	2003
MAA Energy Park	Houston, TX	—	2,061	15,830	—	7,698	2,061	23,528	25,589	(13,651)	11,938	1996	2007
MAA 510	Houston, TX	—	7,226	33,366	—	4,160	7,226	37,526	44,752	(13,733)	31,019	2014	2016
MAA Afton Oaks	Houston, TX	—	11,503	65,469	—	7,095	11,503	72,564	84,067	(26,970)	57,097	2017	2016
MAA Midtown Square	Houston, TX	—	19,038	89,570	—	16,417	19,038	105,987	125,025	(38,595)	86,430	1999/2013	2016
MAA Ranchstone	Houston, TX	—	1,480	14,807	—	8,153	1,480	22,960	24,440	(12,734)	11,706	1996	2007
MAA Woodwind	Houston, TX	—	1,968	19,928	—	11,945	1,968	31,873	33,841	(17,709)	16,132	1999	2006
MAA Vintage Park	Houston, TX	— [1]	8,211	40,352	—	6,590	8,211	46,942	55,153	(13,968)	41,185	2014	2014
MAA Greater Heights	Houston, TX	— [2]	13,107	62,764	—	6,982	13,107	69,746	82,853	(18,637)	64,216	2015	2016
MAA Park Point	Houston, TX	—	9,031	—	—	46,779	9,031	46,779	55,810	(10,859)	44,951	2021	2018
MAA Fall Creek	Humble, TX	—	5,985	40,011	—	10,661	5,985	50,672	56,657	(28,637)	28,020	2007	2007
MAA Bella Casita	Irving, TX	—	2,521	26,432	—	8,680	2,521	35,112	37,633	(17,018)	20,615	2007	2010
MAA Valley Ranch	Irving, TX	—	5,072	37,397	—	18,978	5,072	56,375	61,447	(28,443)	33,004	1997	2013
MAA Las Colinas	Irving, TX	— [2]	3,902	40,691	—	7,079	3,902	47,770	51,672	(20,775)	30,897	2006	2013
MAA Remington Hills	Irving, TX	—	4,390	21,822	—	21,746	4,390	43,568	47,958	(19,926)	28,032	1984	2013
MAA Times Square	McKinney, TX	—	1,130	28,058	—	8,817	1,130	36,875	38,005	(19,253)	18,752	2009	2010
MAA Stonebridge Ranch	McKinney, TX	—	4,034	19,528	—	7,827	4,034	27,355	31,389	(10,938)	20,451	2000	2013
MAA Market Center	Plano, TX	—	16,894	110,705	—	12,441	16,894	123,146	140,040	(35,917)	104,123	2013/15	2014
MAA Highwood	Plano, TX	—	864	7,783	—	6,189	864	13,972	14,836	(10,469)	4,367	1983	1998
MAA Los Rios	Plano, TX	—	3,273	28,823	—	13,219	3,273	42,042	45,315	(28,305)	17,010	2000	2003
MAA Boulder Ridge	Roanoke, TX	—	3,382	26,930	—	13,740	3,382	40,670	44,052	(24,896)	19,156	1999	2005
MAA Copper Ridge	Roanoke, TX	—	4,166	—	—	50,823	4,166	50,823	54,989	(18,611)	36,378	2009/20	2008
MAA Ashton Oaks	Round Rock, TX	—	5,511	36,241	—	6,573	5,511	42,814	48,325	(20,057)	28,268	2009	2013
MAA Round Rock	Round Rock, TX	—	4,691	45,379	—	7,031	4,691	52,410	57,101	(24,233)	32,868	1997	2013
MAA Sierra Vista	Round Rock, TX	—	2,561	16,488	—	7,359	2,561	23,847	26,408	(11,923)	14,485	1999	2013
MAA Alamo Ranch	San Antonio, TX	—	2,380	26,982	—	6,006	2,380	32,988	35,368	(16,811)	18,557	2009	2011
MAA Bulverde	San Antonio, TX	—	4,257	36,759	—	4,366	4,257	41,125	45,382	(12,659)	32,723	2014	2014
MAA Haven at Blanco	San Antonio, TX	—	5,411	45,958	—	7,702	5,411	53,660	59,071	(24,818)	34,253	2010	2012
MAA Westover Hills	San Antonio, TX	—	4,000	24,992	—	6,255	4,000	31,247	35,247	(16,847)	18,400	2009	2009
MAA Cypresswood	Spring, TX	—	576	5,190	—	9,352	576	14,542	15,118	(8,856)	6,262	1984	1994
MAA Kirkwood	Stafford, TX	—	1,918	15,846	—	8,752	1,918	24,598	26,516	(14,939)	11,577	1996	2004
MAA Valleywood	Woodlands, TX	—	539	4,850	—	10,230	539	15,080	15,619	(8,616)	7,003	1984	1994
MAA at Daybreak	Salt Lake City, UT	—	7,025	—	—	87,540	7,025	87,540	94,565	(10,634)	83,931	2021	2021
MAA Carlyle Square	Alexandria, VA	—	29,728	154,309	—	8,961	29,728	163,270	192,998	(55,964)	137,034	2006/13	2016
MAA National Landing	Arlington, VA	—	30,452	125,091	—	21,097	30,452	146,188	176,640	(52,497)	124,143	2001	2016
MAA Centreville	Centreville, VA	—	7,664	70,012	—	10,168	7,664	80,180	87,844	(26,652)	61,192	1996	2016
MAA Stonefield	Charlottesville, VA	—	11,044	36,689	—	3,466	11,044	40,155	51,199	(12,652)	38,547	2013	2014
MAA Adalay Bay	Chesapeake, VA	—	5,280	31,341	—	6,232	5,280	37,573	42,853	(17,943)	24,910	2002	2012
MAA Cobblestone Square	Fredericksburg, VA	—	10,990	48,696	—	6,877	10,990	55,573	66,563	(19,993)	46,570	2012	2016
MAA Greenbrier	Fredericksburg, VA	—	4,842	21,677	—	8,518	4,842	30,195	35,037	(12,997)	22,040	1980	2013
MAA Seasons	Fredericksburg, VA	—	14,490	32,083	—	45,773	14,490	77,856	92,346	(30,526)	61,820	2011	2011
MAA Cosners Corner	Fredericksburg, VA	—	12,825	51,078	—	5,395	12,825	56,473	69,298	(17,922)	51,376	2013/16	2013
MAA Glen Allen	Glen Allen, VA	—	4,851	21,678	—	5,996	4,851	27,674	32,525	(13,357)	19,168	1986	2013
MAA West End	Glen Allen, VA	—	4,661	18,908	—	5,594	4,661	24,502	29,163	(11,350)	17,813	1987	2013

Property	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount carried as of December 31, 2025						
			Land	Buildings and Fixtures	Land	Buildings and Fixtures	Land	Buildings and Fixtures	Total [3]	Accumulated Depreciation [4]	Net	Date of Construction	Date Acquired
MAA Township	Hampton, VA	—	1,509	8,189	—	17,735	1,509	25,924	27,433	(15,303)	12,130	1987	1995
MAA Pavilion Place	Midlothian, VA	—	6,733	29,221	—	11,031	6,733	40,252	46,985	(18,311)	28,674	1989	2013
MAA Radius	Newport News, VA	—	5,040	36,481	—	12,428	5,040	48,909	53,949	(15,588)	38,361	2012	2015
MAA Chase Gayton	Richmond, VA	—	6,021	29,004	—	8,229	6,021	37,233	43,254	(17,361)	25,893	1984	2013
MAA Hunton Park	Richmond, VA	—	4,930	35,598	—	13,091	4,930	48,689	53,619	(22,278)	31,341	2003	2011
MAA West Creek	Richmond, VA	—	10,112	36,136	—	17,858	10,112	53,994	64,106	(15,142)	48,964	2015/17	2015
MAA Tysons Corner	McLean, VA	—	30,776	82,021	—	17,567	30,776	99,588	130,364	(34,036)	96,328	1990	2016
Total Residential Properties		**—**	**1,963,942**	**10,361,334**	**—**	**4,036,874**	**1,963,942**	**14,398,208**	**16,362,150**	**(5,820,403)**	**10,541,747**		
MAA 220 Riverside Retail	Jacksonville, FL	—	119	2,902	—	1,136	119	4,038	4,157	(966)	3,191	2015	2019
MAA Parkside Retail	Orlando, FL	—	742	11,924	—	2,680	742	14,604	15,346	(4,726)	10,620	1999	2016
MAA Robinson Retail	Orlando, FL	—	—	563	—	259	—	822	822	(102)	720	2021	2018
MAA Harbour Island Retail	Tampa, FL	—	386	4,315	—	522	386	4,837	5,223	(1,556)	3,667	1997	2016
MAA Rocky Point Retail	Tampa, FL	—	34	51	—	451	34	502	536	(390)	146	1994-96	2016
MAA SoHo Square Retail	Tampa, FL	— [1]	268	4,033	—	220	268	4,253	4,521	(1,962)	2,559	2012	2016
MAA Buckhead Retail	Atlanta, GA	—	867	3,465	—	1,291	867	4,756	5,623	(1,943)	3,680	2012	2012
MAA Piedmont Park Retail	Atlanta, GA	—	426	1,089	—	180	426	1,269	1,695	(386)	1,309	1999	2016
MAA Riverside Office	Atlanta, GA	—	9,680	22,108	—	22,786	9,680	44,894	54,574	(14,623)	39,951	1996	2016
MAA Riverside Retail	Atlanta, GA	—	889	2,340	—	2,926	889	5,266	6,155	(1,846)	4,309	1996	2016
Post Training Facility	Atlanta, GA	—	1,092	968	—	243	1,092	1,211	2,303	(737)	1,566	1999	2016
MAA West Village Retail	Smyrna, GA	—	3,408	8,446	—	3,615	3,408	12,061	15,469	(4,113)	11,356	2012	2014
MAA Denton Pointe Retail	Kansas City, MO	—	700	4,439	—	2,004	700	6,443	7,143	(1,936)	5,207	2014	2015
MAA 1225 Retail	Charlotte, NC	—	52	199	—	302	52	501	553	(247)	306	2010	2010
MAA Gateway Retail	Charlotte, NC	—	318	1,430	—	135	318	1,565	1,883	(530)	1,353	2000	2016
MAA South Line Retail	Charlotte, NC	—	470	1,289	—	417	470	1,706	2,176	(545)	1,631	2009	2016
MAA Uptown Retail	Charlotte, NC	—	319	1,144	—	40	319	1,184	1,503	(397)	1,106	1998	2016
MAA Leasing Center	Charlotte, NC	—	1,290	1,488	—	719	1,290	2,207	3,497	(633)	2,864	1998	2016
MAA Hue Retail	Raleigh, NC	—	—	2,129	—	148	—	2,277	2,277	(584)	1,693	2010	2018
MAA Wade Park Retail	Raleigh, NC	—	317	4,552	—	304	317	4,856	5,173	(2,108)	3,065	2011	2016
MAA Greene Retail	Greenville, SC	—	—	—	—	39	—	39	39	(2)	37	2019	2019
MAA South Lamar Retail	Austin, TX	—	421	3,072	—	779	421	3,851	4,272	(1,248)	3,024	2011	2016
MAA Frisco Bridges Retail	Dallas, TX	—	779	6,593	—	1,275	779	7,868	8,647	(2,731)	5,916	2009	2016
MAA McKinney Avenue Retail	Dallas, TX	—	1,581	5,982	—	1,003	1,581	6,985	8,566	(2,169)	6,397	1996	2016
MAA Worthington Retail	Dallas, TX	—	108	495	—	441	108	936	1,044	(353)	691	1993/2008	2016
MAA Addison Circle Office	Dallas, TX	—	1,395	4,280	—	5,881	1,395	10,161	11,556	(2,662)	8,894	1998-2000	2016
MAA Addison Circle Retail	Dallas, TX	—	448	21,386	—	4,843	448	26,229	26,677	(9,050)	17,627	1998-2000	2016
MAA North Hall Retail	Dallas, TX	—	347	716	—	156	347	872	1,219	(346)	873	1998	2016
MAA Eastside Retail	Dallas, TX	—	682	10,645	—	1,719	682	12,364	13,046	(3,889)	9,157	2008	2016
MAA Heights Retail	Dallas, TX	—	1,065	3,314	—	1,036	1,065	4,350	5,415	(1,461)	3,954	1997	2016
MAA Katy Trail Retail	Dallas, TX	—	465	4,883	—	367	465	5,250	5,715	(1,640)	4,075	2010	2016
MAA Legacy Retail	Dallas, TX	— [1]	150	3,334	—	628	150	3,962	4,112	(1,290)	2,822	2000	2016
MAA Midtown Square Retail	Houston, TX	—	1,322	16,005	—	1,931	1,322	17,936	19,258	(5,660)	13,598	1999/2013	2016
Rise Condo Devel LP Retail	Houston, TX	—	—	2,280	—	182	—	2,462	2,462	(801)	1,661	1999/2013	2016
MAA Bella Casita Retail	Irving, TX	—	46	186	—	276	46	462	508	(210)	298	2007	2010
MAA Times Square Retail	McKinney, TX	—	253	1,310	—	8,854	253	10,164	10,417	(2,467)	7,950	2009	2010
MAA Carlyle Square Retail	Alexandria, VA	—	1,048	7,930	—	435	1,048	8,365	9,413	(2,763)	6,650	2006/16	2016
Total Retail / Commercial Properties		**—**	**31,487**	**171,285**	**—**	**70,223**	**31,487**	**241,508**	**272,995**	**(79,072)**	**193,923**		
MAA Milepost 35	Denver, CO	—	22,280	—	—	153,550	22,280	153,550	175,830	(8,285)	167,545	N/A	2022
MAA Point Hope	Charleston, SC	—	8,911	—	—	15,346	8,911	15,346	24,257	—	24,257	N/A	2025
MAA Breakwater	Tampa, FL	—	23,514	—	—	170,861	23,514	170,861	194,375	(3,594)	190,781	N/A	2022
Modera Liberty Row	Charlotte, NC	—	14,579	60,473	—	50,286	14,579	110,759	125,338	(1,552)	123,786	N/A	2024
MAA Plaza Midwood	Charlotte, NC	—	9,778	—	—	77,332	9,778	77,332	87,110	—	87,110	N/A	2022
Modera Chandler	Phoenix, AZ	—	10,935	—	—	64,856	10,935	64,856	75,791	—	75,791	N/A	2024
MAA One Scottsdale	Phoenix, AZ	—	23,588	—	—	6,195	23,588	6,195	29,783	—	29,783	N/A	2025
MAA Rove	Richmond, VA	—	11,504	—	—	41,583	11,504	41,583	53,087	—	53,087	N/A	2024
Total Active Development Properties		**—**	**125,089**	**60,473**	**—**	**580,009**	**125,089**	**640,482**	**765,571**	**(13,431)**	**752,140**		
Total Properties		**—**	**2,120,518**	**10,593,092**	**—**	**4,687,106**	**2,120,518**	**15,280,198**	**17,400,716**	**(5,912,906)**	**11,487,810**		
Total Land Held for Future Developments		—	73,359	—	—	—	73,359	—	73,359	—	73,359	N/A	Various
Total Properties in Predevelopment		—	16,738	—	—	25,681	16,738	25,681	42,419	(105)	42,314	N/A	Various
Corporate Properties		—		42,947	(7,855)	(69,558)	(7,855)	(26,611)	(34,466)	(1,006)	(35,472)	Various	Various
Total Other		**—**	**90,097**	**42,947**	**(7,855)**	**(43,877)**	**82,242**	**(930)**	**81,312**	**(1,111)**	**80,201**		
Total Real Estate Assets, net of Real Estate Joint Venture		**$ —**	**$ 2,210,615**	**$ 10,636,039**	**$ (7,855)**	**$ 4,643,229**	**$ 2,202,760**	**$ 15,279,268**	**$ 17,482,028**	**$ (5,914,017)**	**$ 11,568,011**		

(1) Encumbered by a $191.3 million secured property mortgage, with a fixed interest rate of 4.43%, which matures on February 10, 2049.
(2) Encumbered by a $172.0 million secured property mortgage, with a fixed interest rate of 4.44%, which matures on January 10, 2049.
(3) The aggregate cost for federal income tax purposes was approximately $13.9 billion (unaudited) as of December 31, 2025. The aggregate cost for book purposes exceeds the total gross amount of real estate assets for federal income tax purposes, principally due to purchase accounting adjustments recorded under accounting principles generally accepted in the United States of America.
(4) Depreciation is recognized on a straight-line basis over the estimated useful asset life, which ranges from five to 40 years for land improvements and buildings, three to five years for furniture, fixtures and equipment and approximately six months for the fair market value of in-place residential leases.

Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.
Schedule III — Real Estate and Accumulated Depreciation
Years ended December 31, 2025, 2024 and 2023

The following table summarizes the Company's changes in real estate investments and accumulated depreciation for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

		2025		2024		2023
Real estate investments:						
Balance at beginning of year	$	16,801,352	$	16,006,618	$	15,246,658
Acquisitions [1]		133,625		377,144		223,735
Less: fair market value of leases included in acquisitions		(728)		(2,371)		(2,050)
Improvement and development		630,164		581,050		546,237
Assets held for sale		(41,475)		(39,724)		—
Disposition of real estate assets [2]		(40,910)		(121,365)		(7,962)
Balance at end of year	**$**	**17,482,028**	**$**	**16,801,352**	**$**	**16,006,618**
Accumulated depreciation:						
Balance at beginning of year	$	5,327,584	$	4,864,690	$	4,302,747
Depreciation		619,036		581,539		562,760
Assets held for sale		(2,295)		(30,218)		—
Disposition of real estate assets [2]		(30,308)		(88,427)		(817)
Balance at end of year	**$**	**5,914,017**	**$**	**5,327,584**	**$**	**4,864,690**

[1] Includes non-cash activity related to acquisitions.
[2] Includes assets sold, casualty losses and removal of certain fully depreciated assets.

See accompanying reports of independent registered public accounting firm.

F-39

EXHIBIT 21.1

List of Subsidiaries of Mid-America Apartment Communities, Inc.

Alabama
CPSI, LLC
CPSI-UCO Spanish Oaks, LLC
CPSI-UCO, LLC

Delaware
10th Apartments, LLC
1499 Massachusetts Avenue, Inc.
1499 Massachusetts Holding, LLC
CC Daybreak, LLC
CC Val Vista, LLC
CC West Midtown, LLC
CC West Midtown Owner, LLC
Chandler Farms Apartment Owner LLC
Clements Ferry Venture, LLC
Heathrow 4, LLC
MAA Alloy, LLC
MAA Arkansas REIT, LLC
MAA WWARRS, LLC
Post Carlyle II, LLC

Florida
MAA Boggy Creek Exchange, LLC
MAA Westshore Exchange LLC

Georgia
98 San Jac Holdings, LLC
PAH Lender, LLC
PBP Apartments, LLC
PF Apartments, LLC
PL Conservation, LLC
Post 1499 Massachusetts, LLC
Post Alexander II, LLC
Post Asset Management, Inc.
Post Carlyle I, LLC
Post Centennial Park, LLC
Post Galleria, LLC
Post Hyde Park, LLC
Post Midtown Atlanta, LLC
Post Midtown Square GP, LLC
Post Midtown Square, L.P.
Post Services, LLC
Rise Condominium Development, LLC

Tennessee
Brighter View Insurance Company, LLC
Mid-America Apartments, L.P.

Texas
Akard-McKinney Investment Company, LLC
MAA of Copper Ridge, Inc.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statements (Form S-3 Nos. 33-96852, 333-82526, 333-190028, and 333-279076) of Mid-America Apartment Communities, Inc. and in the related Prospectuses,

(2)   Registration Statement (Form S-3 No. 333-277057) pertaining to the Dividend and Distribution Reinvestment and Share Purchase Plan of Mid-America Apartment Communities, Inc. and in the related Prospectus,

(3)   Registration Statement (Form S-8 No. 333-123945) pertaining to the Non-Qualified Deferred Compensation Plan for Outside Company Directors of Mid-America Apartment Communities, Inc.,

(4)   Registration Statement (Form S-8 No. 333-115834) pertaining to the Fourth Amended and Restated 1994 Restricted Stock and Stock Option Plan and the 2004 Stock Plan of Mid-America Apartment Communities, Inc.,

(5)   Registration Statement (Form S-8 No. 33-91416) pertaining to the 1994 Employee Stock Purchase Plan of Mid-America Apartment Communities, Inc.,

(6)   Registration Statement (Form S-8 No. 333-191541) pertaining to the Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan, Colonial Properties Trust 2008 Omnibus Incentive Plan and Colonial Properties Trust Third Amended and Restated Shares Option and Restricted Shares Plan,

(7)   Registration Statement (Form S-8 No. 333-196250) pertaining to the Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan,

(8)   Registration Statement (Form S-8 No. 333-225136) pertaining to the Second Amended and Restated Mid-America Apartment Communities, Inc. 2013 Stock Incentive Plan,

(9)   Registration Statement (Form S-8 No. 333-214993) pertaining to the Amended and Restated Post Properties, Inc. 2003 Incentive Stock Plan, and

(10)   Registration Statement (Form S-8 No. 333-272017) pertaining to Mid-America Apartment Communities, Inc. 2023 Omnibus Incentive Plan.

of our reports dated February 6, 2026, with respect to the consolidated financial statements and schedule listed in the Index at Item 15(a)(2) of Mid-America Apartment Communities, Inc. and the effectiveness of internal control over financial reporting of Mid-America Apartment Communities, Inc. included in this Annual Report (Form 10-K) of Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. for the year ended December 31, 2025.

/s/ Ernst & Young LLP

Memphis, Tennessee
February 6, 2026

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-279076-01) of Mid-America Apartments, L.P. and in the related Prospectus of our report dated February 6, 2026, with respect to the consolidated financial statements and schedule listed in the Index at Item 15(a)(2) included in this Annual Report (Form 10-K) of Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. for the year ended December 31, 2025.

/s/ Ernst & Young LLP

Memphis, Tennessee
February 6, 2026

EXHIBIT 31.1

CERTIFICATION

I, A. Brad Hill, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Mid-America Apartment Communities, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2026   /s/ A. Brad Hill
                                                                                                    A. Brad Hill
                                                                                                    President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, A. Clay Holder, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mid-America Apartment Communities, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2026   /s/ A. Clay Holder
                                           A. Clay Holder
                                           Executive Vice President and Chief Financial Officer

EXHIBIT 31.3

CERTIFICATION

I, A. Brad Hill, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mid-America Apartments, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2026   /s/ A. Brad Hill
                                            A. Brad Hill
                                            President and Chief Executive Officer of Mid-America Apartment
                                            Communities, Inc., general partner of Mid-America Apartments, L.P.

EXHIBIT 31.4

CERTIFICATION

I, A. Clay Holder, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mid-America Apartments, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2026   /s/ A. Clay Holder
                                                            A. Clay Holder
                                                            Executive Vice President and Chief Financial Officer
                                                            Mid-America Apartment Communities, Inc., general partner of Mid-America Apartments, L.P.

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Mid-America Apartment Communities, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, A. Brad Hill, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 6, 2026   /s/ A. Brad Hill
                                            A. Brad Hill
                                            President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mid-America Apartment Communities, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, A. Clay Holder, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 6, 2026   /s/ A. Clay Holder
                                                              A. Clay Holder
                                                              Executive Vice President and Chief Financial Officer

EXHIBIT 32.3

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Mid-America Apartments, L.P. (the "Operating Partnership") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, A. Brad Hill, President and Chief Executive Officer of Mid-America Apartment Communities, Inc., general partner of the Operating Partnership, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership.

Date: February 6, 2026

/s/ A. Brad Hill
A. Brad Hill
President and Chief Executive Officer of Mid-America Apartment Communities, Inc., general partner of Mid-America Apartments, L.P.

EXHIBIT 32.4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mid-America Apartments, L.P. (the "Operating Partnership") on Form 10-K for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, A. Clay Holder, Executive Vice President and Chief Financial Officer of Mid-America Apartment Communities, Inc., general partner of the Operating Partnership, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Operating Partnership.

Date: February 6, 2026

/s/ A. Clay Holder
A. Clay Holder
Executive Vice President and Chief Financial Officer
Mid-America Apartment Communities, Inc., general partner of
Mid-America Apartments, L.P.

Board of Directors

H. Eric Bolton, Jr.
Chairman of the Board of Directors, Executive Chairman and Past Chief Executive Officer, MAA
Committee: Real Estate Investment (Chairman)

Alan B. Graf, Jr.
Past Executive Vice President and Chief Financial Officer, FedEx Corporation
Committee: Audit (Chairman)
Lead Independent Director

Deborah H. Caplan
Past Executive Vice President, Human Resources and Corporate Services, NextEra Energy, Inc.
Committees: Compensation (Chairman); Nominating and Corporate Governance

John P. Case
Chairman and Principal, Bunker Hill Group, Past Partner and Senior Advisor, Ares Management Corporation and Past CEO, President and Member of Board of Directors, Realty Income Corporation
Committees: Compensation; Real Estate Investment

Tamara Fischer
Executive Chairman and Past President and CEO, National Storage Affiliates Trust
Committees: Audit; Real Estate Investment

Edith Kelly-Green
Founding Partner, JKG Properties LLC and The KGR Group; Past Vice President and Chief Sourcing Officer of FedEx Express, a subsidiary of FedEx Corporation
Committees: Audit; Nominating and Corporate Governance

A. Bradley Hill
President and Chief Executive Officer, MAA
Committee: Real Estate Investment

Sheila K. McGrath
Past Senior Managing Director, Evercore ISI
Committees: Compensation; Real Estate Investment

Claude B. Nielsen[1]
Past Chairman of the Board of Directors and Chief Executive Officer, Coca-Cola Bottling Company UNITED, Inc.
Committees: Compensation; Nominating and Corporate Governance (Chairman)

Gary S. Shorb[1]
Executive Director, The Urban Child Institute; Past President and Chief Executive Officer, Methodist Le Bonheur Healthcare
Committees: Audit; Nominating and Corporate Governance

David P. Stockert
General Partner, Sweetwater Opportunity Funds; Past Chief Executive Officer and President, Post Properties, Inc.
Committee: Nominating and Corporate Governance, Real Estate Investment

[1] Messrs. Claude B. Nielsen and Gary S. Shorb will each retire from the Board of Directors on May 19, 2026, and are not nominated for re-election at the Annual Meeting of Shareholders.

Executive Officers

A. Bradley Hill
President and Chief Executive Officer

Timothy P. Argo
Executive VP, Chief Strategy and Analysis Officer

Melanie M. Carpenter
Executive VP, Chief Human Resources Officer

Robert J. DelPriore
Executive VP, Chief Administrative Officer and General Counsel

Amber Fairbanks
Executive VP, Property Management

Joseph P. Fracchia
Executive VP, Chief Technology and Innovation Officer

A. Clay Holder
Executive VP, Chief Financial Officer

David C. Ward
Executive VP, Investments

Shareholder Information

Corporate Headquarters
MAA
6815 Poplar Avenue, Suite 500
Germantown, TN 38138
901-682-6600
www.maac.com

Independent Registered Public Accounting Firm
Ernst & Young LLP, Memphis, TN

2026 Annual Meeting of Shareholders
MAA plans to hold its 2026 Annual Meeting of Shareholders virtually on Tuesday, May 19, 2026, at 12:30 p.m. CDT.

Stock Listing
MAA's common and preferred stock are listed on the New York Stock Exchange (NYSE) and are traded under the stock symbols MAA and MAApI, respectively.

SEC Filings
MAA's filings with the Securities and Exchange Commission are filed under the registrant names of Mid-America Apartment Communities, Inc. and/or Mid-America Apartments, L.P.

Transfer Agent and Registrar
Broadridge Corporate Issuer Solutions, Inc.
Call: 877-206-4722
Email: shareholder@broadridge.com, or Visit:
www.shareholder.broadridge.com/maa

Registered shareholders who have questions about their accounts or who wish to change ownership or address of stock; report lost, stolen or destroyed certificates; sign up for direct deposit of dividends; or enroll in our dividend reinvestment plan or direct stock purchase program should contact Broadridge Corporate Issuer Solutions, Inc. at the shareholder service number or email address listed above, or access their account at the website listed above. Beneficial owners who own shares held in "street name" should contact their broker or bank for all questions. Limited partners of Mid-America Apartments, L.P. wishing to transfer their units or convert units into shares of common stock of MAA should contact MAA directly at the corporate headquarters.

Form 10-K
A copy of MAA's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (SEC), will be sent without charge upon written request. Please address requests to MAA's corporate headquarters, attention Investor Relations, or email your request to investor.relations@maac.com. Please indicate your preference of email or paper copy as well as your full address information for delivery. MAA SEC filings as well as corporate governance documents are also on the "For Investors" page of our website at www.maac.com.

CEO and CFO Certifications
As is required by Section 303A.12(a) of the NYSE's corporate governance standards, the CEO Certification has been previously filed without qualification with the NYSE. Certifications of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to MAA's Form 10-K.





6815 Poplar Avenue, Suite 500
Germantown, TN 38138

www.maac.com

Front cover: MAA Breakwater, Tampa, FL
Back cover: MAA Val Vista, Phoenix, AZ